PROSPECTUS

                                             As Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-23893

                               CFP HOLDINGS, INC.

                  OFFER TO EXCHANGE UP TO $115,000,000 OF ITS
               11 5/8% SERIES B SENIOR GUARANTEED NOTES DUE 2004
                       FOR ANY AND ALL OF ITS OUTSTANDING
                    11 5/8% SENIOR GUARANTEED NOTES DUE 2004
                               ------------------
    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 8, 1997, UNLESS EXTENDED.
                            ------------------------

    CFP Holdings, Inc. (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 11 5/8% Series B Senior Guaranteed Notes due 2004 (the "New Notes") of the Company for each $1,000 principal amount of the issued and outstanding 11 5/8% Senior Guaranteed Notes due 2004 (the "Old Notes" and the Old Notes and the New Notes, collectively, the "Notes") of the Company from the Holders (as defined herein) thereof. As of the date of this Prospectus, there is $115,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.

    Registered holders of Old Notes at the close of business on June 30, 1997 will be paid interest on the Old Notes on July 15, 1997 for the period from January 28, 1997, the date of the offering of the Old Notes, through July 14, 1997. Interest on the New Notes will accrue from July 15, 1997 and will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1998. Upon a Change of Control (as defined herein), each Holder will have the right to require the Company to purchase all or any part of such Holder's Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will be able to raise sufficient funds to meet this obligation should it arise. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered.

    The New Notes will be unconditionally guaranteed on a senior basis by the Company's existing subsidiaries and each future subsidiary of the Company and will be similarly guaranteed by the Company's parent. The New Notes, the subsidiary guarantees and the parent guarantee will be senior unsecured obligations and will rank PARI PASSU in right of payment with all other existing and future senior obligations of the Company, the subsidiary guarantors and the parent, respectively. Loans under the Company's Bank Credit Agreement (as defined herein) will be secured by substantially all of the Company's assets, will be guaranteed by the Company's subsidiaries, which guarantees will be secured by substantially all of the assets of the Company's subsidiaries, and will be guaranteed by the Company's parent, which guarantee is secured by a pledge of all of the stock of the Company. Accordingly, the Old Notes are, and the New Notes and the guarantees will be, effectively subordinated to the loans outstanding under the Bank Credit Agreement and the guarantees of such loans to the extent of the value of the assets securing such loans and guarantees. As of March 31, 1997 after giving effect to the acquisition of the business of Quality Foods, L.P., the Offering (as defined herein) and the application of the net proceeds therefrom and the other transactions referred to herein, the Company had $24.9 million of indebtedness outstanding other than the Notes, all of which was secured debt. The terms of the Indenture (as defined herein) will permit the Company and its subsidiaries to incur additional indebtedness, subject to certain limitations. See "Description of Notes."

    The Old Notes were not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The New Notes are being offered hereby in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement. The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any Holder without compliance with the registration and prospectus delivery requirements of the Securities Act. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with any resale of New Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of 120 days after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale.

    The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the New Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes.

    The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn as provided herein at any time prior to the Expiration Date (as defined herein). The Exchange Offer is subject to certain customary conditions.

    SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS PRIOR TO TENDERING OLD NOTES IN THE EXCHANGE OFFER.
                             ---------------------
   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE COMMISSION OR ANY
         STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                  The date of this Prospectus is July 7, 1997.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the New Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations promulgated by the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

    The Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Such materials can also be inspected on the Internet at http://www.sec.gov.

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Commission. Such material filed by the Company with the Commission may be inspected, and copies thereof obtained, at the places, and in the manner, set forth above.

    In the event that the Company ceases to be subject to the informational reporting requirements of the Exchange Act, the Company has agreed that, so long as the Old Notes or the New Notes remain outstanding, it will file with the Commission and distribute to holders of the Old Notes or the New Notes, as applicable, copies of (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to annual information only, a report thereon by the Company's independent public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. The Company will also make such reports available to prospective purchasers of the Old Notes or the New Notes, as applicable, securities analysts and broker-dealers upon their request. In addition, the Company has agreed that for so long as any of the Old Notes remain outstanding it will make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Issuer has either exchanged the Old Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Old Notes pursuant to an effective registration statement filed by the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO (I) "CFP GROUP" ARE TO CFP GROUP, INC., A DELAWARE CORPORATION, (II) "CFP HOLDINGS" ARE TO CFP HOLDINGS, INC., A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF CFP GROUP, (III) "CUSTOM FOODS" ARE TO CUSTOM FOOD PRODUCTS, INC., A CALIFORNIA CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF CFP HOLDINGS, (IV) "QUALITY FOODS," PRIOR TO THE ACQUISITION (AS DEFINED), INCLUDES BOTH QUALITY FOODS, L.P., A DELAWARE LIMITED PARTNERSHIP, THE BUSINESS OF WHICH WAS ACQUIRED BY CFP HOLDINGS, AND QF ACQUISITION CORP., WHICH WAS ONE OF THE GENERAL PARTNERS OF QUALITY FOODS, L.P. AND, FOLLOWING THE ACQUISITION, MEANS ONLY QF ACQUISITION CORP. WHICH SUCCEEDED TO THE BUSINESS OF QUALITY FOODS, L.P. AND BECAME A WHOLLY-OWNED SUBSIDIARY OF CFP HOLDINGS, (V) THE "COMPANY" ARE, PRIOR TO THE ACQUISITION, TO CFP HOLDINGS AND ITS SUBSIDIARY CUSTOM FOODS, AND FOLLOWING THE ACQUISITION AND THE RECAPITALIZATION (AS DEFINED) ARE TO CFP GROUP AND ITS SUBSIDIARY, CFP HOLDINGS AND ITS SUBSIDIARIES, QUALITY FOODS AND CUSTOM FOODS AND (VI) THE "ACQUISITION" ARE TO THE ACQUISITION BY CFP HOLDINGS OF THE BUSINESS OF QUALITY FOODS, L.P. COMPLETED ON DECEMBER 31, 1996. PRO FORMA INFORMATION GIVES EFFECT TO THE ACQUISITION, THE OFFERING AND THE APPLICATION OF THE ESTIMATED NET PROCEEDS THEREFROM, AND THE OTHER TRANSACTIONS REFERRED TO HEREIN, AS IF EACH OF THE FOREGOING TRANSACTIONS HAD OCCURRED ON OCTOBER 1, 1995. ALL REFERENCES TO PRO FORMA INFORMATION REFER TO THE FISCAL YEAR ENDING SEPTEMBER 30 OR THE FISCAL YEAR ENDED MARCH 31 OF EACH YEAR, AS APPLICABLE. ALL REFERENCES TO THE COMPANY'S AND CUSTOM FOODS' FISCAL YEAR REFER (I) FOR ALL PERIODS ENDING ON OR PRIOR TO SEPTEMBER 30, 1996, TO THE FISCAL YEAR ENDING ON SEPTEMBER 30 OF EACH YEAR AND (II) FOR ALL PERIODS ENDING ON OR AFTER OCTOBER 1, 1996, TO THE FISCAL YEAR ENDED MARCH 31, 1997, AND ALL REFERENCES TO QUALITY FOODS' FISCAL YEAR REFER TO THE FISCAL YEAR ENDING ON DECEMBER 31 OF EACH YEAR.

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THE STATEMENTS UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION, INCLUDING, AMONG OTHER THINGS, THE COMPANY'S BUSINESS STRATEGY. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS, AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH UNDER "RISK FACTORS" PRIOR TO MAKING A DECISION TO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

                                  THE COMPANY

    The Company is a leading developer, manufacturer and marketer of value-added meat and poultry products sold to the foodservice industry and manufacturers of packaged foods. The Company provides a wide range of pre-cooked and uncooked products, including beef and chicken sandwich steaks; beef, pork and poultry meat rolls used in further processing; charbroiled products and crumble toppings; barbecue-flavored meats; and meatballs. The Company principally manufactures higher margin specialty products that provide superior quality and performance for the end-user and that are typically custom-formulated to meet specific customer requirements. In the foodservice industry, the Company supplies some of the country's leading restaurant chains and outlets, including Subway ("Subway"), Great Steak & Potato Co., International House of Pancakes, Inc., Domino's Pizza, Inc., Wal-Mart Stores, Inc., Nathan's Famous Inc., Blimpie International, Inc. and Arby's ("Arby's"). The Company also serves many of the country's leading packaged foods manufacturers, including Chef America, Inc. ("Chef America"), H. J. Heinz Co., Inc., Foodbrands America, Inc., Schwan's Sales Enterprises Inc., Kraft Foods Inc. and McLane Company, Inc. The Company believes that its proprietary recipes and manufacturing processes, national presence and long-standing customer relationships pose barriers to entry for other manufacturers seeking to provide competitive products. The Company is comprised of two operating subsidiaries, Quality Foods, which was acquired on December 31, 1996, and Custom Foods. For the 12-month period ended September 30, 1996, after giving effect to the Acquisition, the Offering and the application of the net proceeds therefrom and the other transactions referred to herein, the Company would have had pro forma net sales of $156.6 million, and for the six month fiscal year ended March 31, 1997, after giving effect to the Acquisition, the Offering and the application of the net proceeds therefrom and the other transactions referred to herein, the Company would have had pro forma net sales of $81.6 million.

    Quality Foods is one of the country's leading manufacturers of pre-cooked and uncooked, thinly-sliced beef used primarily in "Philadelphia-style" steak sandwiches. It also supplies sliced chicken products and pre-cooked and uncooked meatballs and hamburger patties. Quality Foods serves the foodservice industry, with particular emphasis on quick service restaurants ("QSRs"), sandwich chains and family dining establishments. For over ten years, Quality Foods has been the primary supplier of pre-cooked beef to the Subway restaurant chain for its popular steak and cheese sandwich. Quality Foods employs a proprietary forming and freezing process that, the Company believes, produces a product with excellent flavor and visual appearance, as well as superior yield when cooked. Because of its product quality and performance, Quality Foods has historically been able to charge a premium price for its uncooked sandwich steak products.

    From fiscal 1991 to fiscal 1995, Quality Foods experienced compound annual growth in net sales and operating profit of 14.5% and 26.1%, respectively, and for the nine months ended September 30, 1996 net sales and operating profit increased 9.4% and 39.2%, respectively, compared to the same period in 1995. The Company believes this growth has been due to Quality Foods' superior product quality, the expanding national presence of the Philadelphia-style steak sandwich on restaurant menus, increased demand by its customers for high value-added products and a continued focus on improving its proprietary low-cost manufacturing processes. Quality Foods sells its products through an established network of independent foodservice brokers and its direct sales force to over 400 foodservice distributors located in 42 states and six Canadian provinces. Quality Foods has recently developed and introduced several complementary beef and chicken products which, the Company believes, can be successfully marketed through these established distribution channels.

    In November 1996, Quality Foods completed an $11.0 million purchase, renovation and retrofit of a 150,000 square foot production facility in Philadelphia, and the substantial consolidation of three manufacturing and administrative facilities into this location (collectively, the "Philadelphia Consolidation"). The Philadelphia Consolidation has more than doubled Quality Foods' production capacity and will enable it to meet its anticipated manufacturing needs for at least the next five years. The Company believes that the Philadelphia Consolidation will result in annual cost savings of approximately $4.5 million as a result of the improvements in Quality Foods' production processes through the use of new cooking equipment, the elimination of its historic dependence on outside co-packing arrangements, the reduction in overtime through productivity improvements and the elimination of redundant facility costs.

    Custom Foods develops, manufactures and markets pre-cooked meat and poultry products sold primarily to manufacturers of branded and private label packaged foods, also referred to as "industrial" users. Custom Foods' pre-cooked products include a variety of pork, beef, chicken and turkey items, such as meat rolls used in further processing; barbecue products; Mexican specialties; charbroiled patties and crumble toppings. Custom Foods focuses on sales to manufacturers of frozen and refrigerated convenience foods, including items in the fast-growing hand-held foods segment. In its pre-cooked operations, Custom Foods is the largest supplier of custom-formulated meat and poultry fillings to Chef America for use in substantially all of its microwaveable sandwich product lines. Chef America has accounted for a majority of Custom Foods' sales of pre-cooked products for each of the past three years and, according to Packaged Facts, a consumer products research publication, Chef America is the country's leading manufacturer of frozen hand-held entrees. From fiscal 1992 to fiscal 1996, Custom Foods experienced compound annual growth in net sales and gross profit of 29.7% and 40.2%, respectively, in its pre-cooked operations, due to strong growth in Chef America's business and growth in demand from other industrial users for pre-cooked, cost-effective meat and poultry products. Due to capacity constraints and the growing needs of its customers, Custom Foods has, over the past two years, significantly broadened its operations with the opening and subsequent expansion of a new facility in Kentucky. With capacity expansions completed, Custom Foods recently created a direct sales and marketing department. Custom Foods has developed over 400 proprietary product formulations, many of which, the Company believes, can now be successfully marketed through this sales group.

    Custom Foods, through its Best Western division, supplies uncooked beef products to Arby's. Prior to fiscal 1995, Custom Foods supplied Arby's on a national basis. However, in the first quarter of fiscal 1995, Custom Foods entered into an 18-month contract to supply Arby's on a regional basis only. Under this contract, sales to Arby's declined from $61.0 million in fiscal 1994 to $26.2 million in fiscal 1995, resulting in an overall 28.9% decrease in Custom Foods' net sales. Nevertheless, Custom Foods' income from operations during this period increased 19.7%, reflecting significant growth in its more profitable pre-cooked operations. In June 1996, following completion of the expansion of its Kentucky facility, Custom Foods entered into a new three-year contract to once again supply Arby's on a national basis. Despite the increased sales and profitability associated with the new Arby's contract, Custom Foods plans to continue to focus on its faster growing, higher margin pre-cooked product operations.

INDUSTRY

    The Company is considered a value-added processor within the meat and poultry industry and is focused on serving the foodservice and industrial markets. The foodservice industry is composed of establishments that serve food away from the home and includes restaurants; the food operations of healthcare providers, schools and other institutions, hotels, resorts and corporations; and other non-traditional foodservice outlets. The foodservice industry generated $300 billion in revenues in 1995 and experienced compound annual growth of 4.7% from 1990 to 1995, according to Restaurants and Institutions, an industry publication. This growth has been driven by the increase in away-from-home meal preparation, which has accompanied the expanding number of both dual income and single-parent households. According to Technomic, Inc., the foodservice industry in the United States captured 51% of all consumer food expenditures in 1995, surpassing traditional retail supermarkets and outlets. Another trend within the foodservice industry is the growth in the number of non-traditional foodservice outlets such as, convenience stores, retail stores, supermarkets and food kiosks. These non-traditional locations often lack extensive cooking, storage or preparation facilities, resulting in a need for pre-cooked and prepared foods similar to those provided by the Company. The expansion in the foodservice industry has also been accompanied by the continued consolidation and growth of broadline and specialty foodservice distributors, many of which are long-standing customers of the Company.

    The same demographic and lifestyle trends which contributed to the growth in the foodservice industry have led to a growing demand for branded and private label packaged foods, particularly for easy-to-prepare, microwaveable convenience foods. Among the fastest growing segments is the approximately $1.2 billion refrigerated and frozen hand-held foods segment, which includes burritos and other wrap sandwiches, pocket-style sandwiches, hand-held appetizers and other similar products. This segment grew at a compound annual rate of 9.1% from 1993 to 1995, and is expected to grow at a compound annual rate of 8.0% from 1995 to 2000, according to Packaged Facts. As these markets have expanded, manufacturers have sought to reduce their all-in costs while improving product variety, safety and consistency. The Company believes that its value-added products, which are typically manufactured to the specific requirements of its customers, position it well to take advantage of these trends.

                         THE QUALITY FOODS ACQUISITION

    On December 31, 1996, pursuant to a securities purchase agreement (the "Acquisition Agreement"), CFP Holdings, a company controlled by an affiliate of First Atlantic Capital, Ltd. ("First Atlantic"), acquired all of the capital stock of the general partners of, and substantially all of the partnership interests in, Quality Foods (the "Acquisition") for a cash purchase price of $63.7 million and refinanced and assumed $23.2 million of Quality Foods' indebtedness. In addition, the remaining partnership interests in Quality Foods (the "Rollover Interests"), with a value of $1.5 million, were exchanged for approximately 7.4% of the fully-diluted common stock of CFP Group. Funds used for the Acquisition and for working capital were provided by: (i) a new bank credit agreement (the "Bank Credit Agreement") providing for $76.0 million of 7-year secured term loans (the "Term Loans") and a $20.0 million 5 1/2-year revolving credit facility (the "Revolving Credit Facility"), under which $3.7 million was borrowed at the time of the closing, (ii) $25.0 million of subordinated bridge notes (the "Bridge Notes") and (iii) a $2.0 million equity investment (including the Rollover Interests) from certain members of Quality Foods' management. See "The Quality Foods Acquisition -- Financing of the Acquisition."

    The Company expects the Acquisition to enhance its overall growth prospects and strengthen its position in its target markets. The Company believes that the Acquisition will: (i) create cross-marketing opportunities, (ii) expand manufacturing, distribution and product development capabilities, (iii) establish critical scale with vendors and major customers and (iv) broaden management resources. The Company also believes that the Acquisition will allow it to better serve the growing needs of its customer base and take advantage of the growth trends in the foodservice and industrial markets. Specifically, the Company believes the Acquisition will result in the following:

    - EXPANDED SALES GROWTH OPPORTUNITIES. The Company intends to pursue new sales opportunities created by the combination of Custom Foods' broad product line and Quality Foods' established foodservice presence. Quality Foods has a strong national foodservice broker network and extensive distribution relationships. Custom Foods manufactures a broad line of pre-cooked meat and poultry products that to date have been marketed principally to packaged foods manufacturers but which, the Company believes, can be marketed effectively to foodservice customers. The Company believes that opportunities exist to cross-market its now broadened product lines, as well as continue to increase sales in the foodservice industry and to industrial accounts.

    - EXPANDED MANUFACTURING AND PRODUCT DEVELOPMENT CAPABILITIES. The Acquisition combines complementary manufacturing and distribution capabilities, affording the Company the opportunity to further reduce operating costs and provide greater economies of scale through improved facility utilization and logistics. Specifically, Custom Foods operates two plants in California with capacity sufficient to manufacture and warehouse certain of Quality Foods' products for West Coast distribution. This capability could potentially reduce cross-country freight costs and enhance Quality Foods' national customer service capabilities. In addition, the Company believes that Quality Foods' and Custom Foods' combined manufacturing expertise in pre-cooked and uncooked products will strengthen its overall product development efforts.

    - DIVERSIFIED OPERATIONS. The Acquisition positions the Company as a sizeable and diversified competitor in the value-added meat and poultry industry, with national distribution and multiple manufacturing locations. The Company believes that the combination of Custom Foods' broad product line and Quality Foods' distribution capabilities provides an enhanced ability to efficiently service a geographically diverse customer base. The Company believes that this increased scale provides it with a competitive advantage over many regional and local manufacturers with which it competes. Furthermore, the Company believes the Acquisition positions it to continue to grow its business through internal expansion and selected strategic acquisitions.

    - BROADENED MANAGEMENT CAPABILITIES. The Acquisition combines two strong management teams with diverse experience in the meat processing industry. The Company's management team has complementary skills in manufacturing, product development, marketing and sales. In particular, Custom Foods' manufacturing experience, when combined with Quality Foods' marketing and distribution expertise, should benefit the Company as it pursues its growth strategy.

                               BUSINESS STRATEGY

    The Company's objective is to be one of the premier multi-niche suppliers of value-added meat and poultry products for the foodservice and industrial markets. The Company intends to achieve this objective by continuing to introduce new value-added products, further expanding its sales and marketing capabilities and maintaining excellent customer service. The key components of the Company's business strategy are to (i) maximize the benefits of the Acquisition, (ii) expand product lines and sales in the foodservice industry,
(iii) increase sales penetration of pre-cooked products among packaged foods manufacturers, (iv) increase productivity by maximizing the utilization of existing facilities and (v) pursue strategic acquisitions that complement its existing product offerings.

    The Company is located at 1117 West Olympic Boulevard, P.O. Box 1027, Montebello, California 90640. The Company's telephone number is (213) 727-0900.

                               THE EXCHANGE OFFER

Registration Rights Agreement..........  The Old Notes were sold by the Company on January
                                         28, 1997 (the "Offering") to NationsBanc Capital
                                         Markets, Inc. and Donaldson, Lufkin & Jenrette
                                         Securities Corporation (the "Initial Purchasers"),
                                         who placed the Old Notes with institutional
                                         investors. In connection therewith, the Company and
                                         the Initial Purchasers executed and delivered for
                                         the benefit of the holders of the Old Notes a
                                         registration rights agreement (the "Registration
                                         Rights Agreement") providing, among other things,
                                         for the Exchange Offer.

The Exchange Offer.....................  New Notes are being offered in exchange for a like principal amount of Old Notes. As of the date
                                         hereof, $115,000,000 aggregate principal amount of
                                         Old Notes are outstanding. The Exchange Offer is
                                         not conditioned upon any minimum principal amount
                                         of Old Notes being tendered. The Company will issue
                                         the New Notes to Holders promptly following the
                                         Expiration Date. See "Risk Factors--Consequences of
                                         Failure to Exchange."

                                         The Company has not requested, and does not intend
                                         to request, an interpretation by the staff of the
                                         Commission with respect to whether the New Notes
                                         issued pursuant to the Exchange Offer in exchange
                                         for the Old Notes may be offered for sale, resold
                                         or otherwise transferred by any Holder without
                                         compliance with the registration and prospectus
                                         delivery requirements of the Securities Act.

                                         Based on interpretations by the staff of the
                                         Commission set forth in no-action letters issued to
                                         third parties, the Company believes that the New
                                         Notes issued pursuant to the Exchange Offer in
                                         exchange for Old Notes may be offered for resale,
                                         resold or otherwise transferred by any holder
                                         thereof (other than any such Holder that is an
                                         "affiliate" of the Company within the meaning of
                                         Rule 405 promulgated under the Securities Act)
                                         without compliance with the registration and
                                         prospectus delivery provisions of the Securities
                                         Act, provided that such New Notes are acquired in
                                         the ordinary course of such Holder's business, such
                                         holder has no arrangement with any person to
                                         participate in the distribution of such New Notes
                                         and neither such Holder nor any such other person
                                         is engaging in or intends to engage in a
                                         distribution of such New Notes. Since the
                                         Commission has not considered the Exchange Offer in
                                         the context of a no-action letter, there can be no
                                         assurance that the staff of the Commission would
                                         make a similar determination with respect to the
                                         Exchange Offer. Any Holder who is an affiliate of
                                         the Company or who tenders in the Exchange Offer
                                         for the

                                         purpose of participating in a distribution of the
                                         New Notes cannot rely on such interpretations by
                                         the staff of the Commission and must comply with
                                         the registration and prospectus delivery
                                         requirements of the Securities Act in connection
                                         with a resale transaction. Notwithstanding the
                                         foregoing, each broker-dealer that receives New
                                         Notes for its own account pursuant to the Exchange
                                         Offer must acknowledge that it will deliver a
                                         prospectus in connection with any resale of such
                                         New Notes. The Letter of Transmittal states that by
                                         so acknowledging and by delivering a prospectus, a
                                         broker-dealer will not be deemed to admit that it
                                         is an "underwriter" within the meaning of the
                                         Securities Act. This Prospectus, as it may be
                                         amended or supplemented from time to time, may be
                                         used by a broker-dealer in connection with any
                                         resale of New Notes received in exchange for Old
                                         Notes where such Old Notes were acquired by such
                                         broker-dealer as a result of market-making
                                         activities or other trading activities (other than
                                         Old Notes acquired directly from the Company). The
                                         Company has agreed that, for a period of 120 days
                                         from the date of this Prospectus, it will make this
                                         Prospectus available to any broker-dealer for use
                                         in connection with any such resale. See "Plan of
                                         Distribution."

Expiration Date........................  5:00 p.m., New York City time, on August 8, 1997, unless the Exchange Offer is extended as provided
                                         herein, in which case the term "Expiration Date"
                                         means the latest date and time to which the
                                         Exchange Offer is extended.

Interest...............................  Registered holders of Old Notes at the close of business on June 30, 1997 will be paid interest on
                                         the Old Notes on July 15, 1997 for the period from
                                         January 28, 1997, the date of the offering of the
                                         Old Notes, through July 14, 1997. Interest on the
                                         New Notes will accrue from July 15, 1997 and will
                                         be payable semi-annually on January 15 and July 15
                                         of each year, commencing January 15, 1998.

Conditions to the Exchange Offer.......  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. The
                                         Company reserves the right to amend, terminate or
                                         extend the Exchange Offer at any time prior to the
                                         Expiration Date upon the occurrence of any such
                                         condition. See "The Exchange Offer--Conditions."

Procedures for Tendering Old Notes.....  Each Holder of Old Notes wishing to accept the
                                         Exchange Offer must complete, sign and date the
                                         Letter of Transmittal, or a facsimile thereof, in
                                         accordance with the instructions contained herein
                                         and therein, and mail or otherwise deliver such
                                         Letter of Transmittal, or such facsimile, or an
                                         Agent's Message (as defined herein) together with
                                         the Old Notes and any other required documentation
                                         to the exchange agent (the "Exchange

                                         Agent") at the address set forth herein. By
                                         executing the Letter of Transmittal or delivering
                                         an Agent's Message, each Holder will represent to
                                         the Company, among other things, that (i) the New
                                         Notes acquired pursuant to the Exchange Offer by
                                         the Holder and any beneficial owners of Old Notes
                                         are being obtained in the ordinary course of
                                         business of the person receiving such New Notes,
                                         (ii) neither the Holder nor such beneficial owner
                                         has an arrangement with any person to participate
                                         in the distribution of such New Notes, (iii)
                                         neither the Holder nor such beneficial owner nor
                                         any such other person is engaging in or intends to
                                         engage in a distribution of such New Notes and (iv)
                                         neither the Holder nor such beneficial owner is an
                                         "affiliate," as defined under Rule 405 promulgated
                                         under the Securities Act, of the Company. Each
                                         broker-dealer that receives New Notes for its own
                                         account in exchange for Old Notes, where such Old
                                         Notes were acquired by such broker-dealer as a
                                         result of market-making activities or other trading
                                         activities (other than Old Notes acquired directly
                                         from the Company), may participate in the Exchange
                                         Offer but may be deemed an "underwriter" under the
                                         Securities Act and, therefore, must acknowledge in
                                         the Letter of Transmittal that it will deliver a
                                         prospectus in connection with any resale of such
                                         New Notes. The Letter of Transmittal states that by
                                         so acknowledging and by delivering a prospectus, a
                                         broker-dealer will not be deemed to admit that it
                                         is an "underwriter" within the meaning of the
                                         Securities Act. See "The Exchange Offer--Procedures
                                         for Tendering" and "Plan of Distribution."

Special Procedures for Beneficial
  Owners...............................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank,
                                         trust company or other nominee and who wishes to
                                         tender should contact such registered Holder
                                         promptly and instruct such registered Holder to
                                         tender on such beneficial owner's behalf. If such
                                         beneficial owner wishes to tender on such
                                         beneficial owner's own behalf, such beneficial
                                         owner must, prior to completing and executing the
                                         Letter of Transmittal or delivering an Agent's
                                         Message and delivering his Old Notes, either make
                                         appropriate arrangements to register ownership of
                                         the Old Notes in such beneficial owner's name or
                                         obtain a properly completed bond power from the
                                         registered Holder. The transfer of registered
                                         ownership may take considerable time. See "The
                                         Exchange Offer--Procedures for Tendering."

Guaranteed Delivery Procedures.........  Holders of Old Notes who wish to tender their Old
                                         Notes and whose Old Notes are not immediately
                                         available or who cannot deliver their Old Notes,
                                         the Letter of Transmittal or an Agent's Message or
                                         any other documents required by

                                         the Letter of Transmittal to the Exchange Agent
                                         prior to the Expiration Date must tender their Old
                                         Notes according to the guaranteed delivery
                                         procedures set forth in "The Exchange
                                         Offer--Guaranteed Delivery Procedures."

Withdrawal Rights......................  Tenders may be withdrawn as provided herein at any time prior to 5:00 p.m., New York City time, on the
                                         Expiration Date. See "The Exchange
                                         Offer--Withdrawal of Tenders."

Acceptance of Old Notes and Delivery of
  New Notes............................  The Company will accept for exchange any and all
                                         Old Notes which are properly tendered in the
                                         Exchange Offer prior to 5:00 p.m., New York City
                                         time, on the Expiration Date. The New Notes issued
                                         pursuant to the Exchange Offer will be delivered
                                         promptly following the Expiration Date. See "The
                                         Exchange Offer--Terms of the Exchange Offer."

Exchange Agent.........................  United States Trust Company of New York is serving as Exchange Agent in connection with the Exchange
                                         Offer. See "The Exchange Offer --Exchange Agent."

Use of Proceeds........................  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

Federal Income Tax Consequences........  The exchange of Old Notes for New Notes will not be a taxable exchange for Federal income tax purposes.
                                         See "Certain Federal Income Tax Considerations."

Consequences of Failure to Exchange....  Holders of Old Notes who do not exchange their Old
                                         Notes for New Notes pursuant to the Exchange Offer
                                         will continue to be subject to the restrictions on
                                         transfer of such Old Notes as set forth in the
                                         legend thereon as a consequence of the issuance of
                                         the Old Notes pursuant to exemptions from, or in
                                         transactions not subject to, the registration
                                         requirements of the Securities Act and applicable
                                         state securities laws. In general, Old Notes may
                                         not be offered or sold unless registered under the
                                         Securities Act, except pursuant to an exemption
                                         from, or in a transaction not subject to, the
                                         Securities Act and applicable state securities
                                         laws.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

    The Exchange Offer applies to $115,000,000 aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and, except as set forth in the immediately preceding sentence, will be entitled to the benefits of the Indenture, under which both the Old Notes were, and the New Notes will be, issued. See "Description of Notes."

The New Notes................  $115.0 million aggregate principal amount of 11 5/8% Series
                               B Senior Guaranteed Notes Due 2004.

Maturity Date................  January 15, 2004.

Interest Rate and Payment
  Dates......................  The New Notes will bear interest at a rate of 11 5/8% per annum. Interest will be payable semi-annually on January 15 and July 15, commencing January 15, 1988.

Guarantees...................  The New Notes will be unconditionally guaranteed (the
                               "Subsidiary Guarantees") on a senior basis by Quality Foods and Custom Foods and each of the future subsidiaries of the
                               Company (the "Subsidiary Guarantors") and will be similarly guaranteed by CFP Group (the "Parent Guarantee" and,
                               together with the Subsidiary Guarantees, the "Guarantees").
                               Each of the Guarantees will be a guarantee of payment and
                               not of collection. See "Description of Notes."

Ranking......................  The New Notes, the Subsidiary Guarantees and the Parent
                               Guarantee will be senior unsecured obligations and will rank
                               PARI PASSU in right of payment with all other existing and future senior obligations of the Company, the Subsidiary
                               Guarantors and CFP Group, respectively. Loans under the Bank
                               Credit Agreement will be secured by substantially all of the
                               Company's assets, including a pledge of all the stock of
                               Quality Foods and Custom Foods, will be guaranteed by the
                               Company's subsidiaries, which guarantees will be secured by substantially all of the assets of the Company's
                               subsidiaries, and will be guaranteed by CFP Group, which
                               guarantee will be secured by a pledge of all of the stock of the Company. Accordingly, the New Notes and the Guarantees
                               will be effectively subordinated to the loans outstanding
                               under the Bank Credit Agreement and the guarantees by the
                               subsidiaries and CFP Group of such loans, to the extent of the value of the assets securing such loans and guarantees.
                               As of March 31, 1997, after giving effect to the
                               Acquisition, the Offering and the application of the net
                               proceeds therefrom and the other transactions referred to
                               herein, the Company had $24.9 million of

                               indebtedness outstanding other than the Notes, all of which was secured debt. Subject to certain limitations, the
                               Company and its subsidiaries may incur additional
                               indebtedness in the future.

Optional Redemption..........  The New Notes will be redeemable at the Company's option, in whole or in part, at any time on or after January 15, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See
                               "Description of Notes -- Redemption -- Optional Redemption."
                               In addition, at any time prior to January 15, 2000, the
                               Company may redeem up to $40.0 million aggregate principal amount of the Notes with the net proceeds of one or more
                               equity offerings of CFP Group's common stock, at a
                               redemption price equal to 110% of the principal amount
                               thereof, plus accrued and unpaid interest, if any, to the
                               date of redemption; provided that at least $75.0 million
                               aggregate principal amount of the Notes remains outstanding after each such redemption.

Mandatory Redemption.........  None, except at maturity on January 15, 2004.

Change of Control............  Upon a Change of Control (as defined), the Company will be required to make an offer to repurchase all outstanding
                               Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See
                               "Description of Notes -- Purchase of Notes upon a Change of
                               Control."

Covenants....................  The Indenture will restrict, among other things, the
                               Company's ability to incur additional indebtedness, pay
                               dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain
                               transactions with affiliates, agree to certain payment
                               restrictions applicable to Restricted Subsidiaries, sell
                               stock of Restricted Subsidiaries, designate subsidiaries as
                               Restricted or Unrestricted Subsidiaries, incur liens or
                               enter into consolidations or mergers. See "Description of
                               Notes -- Certain Covenants."

                                  RISK FACTORS

    For a discussion of certain matters that should be considered by Holders prior to tendering Old Notes in the Exchange Offer, see "Risk Factors."

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    The following table sets forth the Summary Unaudited Pro Forma Condensed Combined Financial Data for the fiscal year ended September 30, 1996 and the six months ended March 31, 1997, after giving effect to the Acquisition, the Offering and the application of the net proceeds therefrom and the other transactions referred to herein, as if each of the foregoing transactions had occurred on October 1, 1995 with respect to the statement of operations data. The pro forma data should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of CFP Group, Inc. and Quality Foods and related notes thereto, included elsewhere in this Prospectus. The data set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in future periods.

                                                                                                  PRO FORMA
                                                                                   PRO FORMA      SIX MONTHS
                                                                                  YEAR ENDED        ENDED
                                                                                 SEPTEMBER 30,    MARCH 31,
                                                                                     1996            1997
                                                                                 -------------  --------------
                                                                                  (IN THOUSANDS EXCEPT RATIOS
                                                                                      AND PER POUND DATA)
PRO FORMA STATEMENT OF OPERATIONS DATA:
  Net sales....................................................................   $   156,645     $   81,578
  Cost of sales................................................................       123,079         70,429
                                                                                 -------------  --------------
  Gross profit.................................................................        33,573         11,149
  Operating expenses...........................................................        15,635          8,006
  Other charges(1).............................................................         6,284            339
                                                                                 -------------  --------------
    Income from operations.....................................................        11,654          2,804
  Interest expense.............................................................        16,790          8,212
                                                                                 -------------  --------------
    Loss before income taxes...................................................        (5,136)        (5,408)
  (Benefit) for income taxes...................................................        (1,839)        (1,143)
                                                                                 -------------  --------------
    Net loss...................................................................   $    (3,297)    $   (4,265)
                                                                                 -------------  --------------
                                                                                 -------------  --------------
OTHER PRO FORMA DATA:
  Pounds sold..................................................................        90,734         50,790
  Average net sales price per pound............................................   $      1.73     $     1.61
  Average gross profit per pound...............................................           .37            .22
  Pro forma EBITDA(2)..........................................................        24,598          8,281
  Depreciation and amortization................................................         5,862          3,566
  Cash interest expense(3).....................................................        15,713          7,935
  Expansion capital expenditures(4)............................................         9,067          1,383
  Maintenance capital expenditures.............................................         2,002            291
  Ratio of earnings to fixed charges(5)........................................       --              --

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) At the time of the acquisition of Custom Foods by CFP Holdings in 1993, Custom Foods entered into an agreement (the "Sales Brokerage Agreement") with one of the sellers in that transaction, under which such seller agreed to provide certain sales and marketing support in exchange for commissions on most of the sales of pre-cooked products sold by Custom Foods. In January 1996, the parties agreed to terminate the Sales Brokerage Agreement in exchange for a one-time $5.0 million cash payment by Custom Foods and the execution of a one-year consulting agreement. Other charges also include facility start-up and relocation costs of $1.3 million and $339,000 associated with the Philadelphia Consolidation for the year ended September 30, 1996 and the six months ended March 29, 1997, respectively.

(2) For the year ended September 30, 1996, pro forma EBITDA consists of EBITDA, adjusted to eliminate the following non-recurring charges: (i) costs of $5.7 million associated with the termination of the Sales Brokerage Agreement by Custom Foods consisting of (a) the $5.0 million cash payment, (b) commissions of $570,000 and other costs of $99,000 paid under the Sales Brokerage Agreement during the fiscal year and prior to the termination, (c) $75,000 associated with the consulting agreement, less (d) the incremental costs associated with an additional in-house salesperson of $65,000, (ii) the facility start-up and relocation costs related to the Philadelphia Consolidation of $1.3 million and (iii) the start-up costs for a new production line located in Custom Foods' Kentucky facility of $119,000. For the six months ended March 31, 1997, pro forma EBITDA consists of EBITDA, adjusted to eliminate the following non-recurring charges: (i) $65,000 associated with a consulting agreement entered into in connection with the termination of the Sales Brokerage Agreement, (ii) the facility start-up and relocation costs related to the Philadelphia Consolidation of $339,000 and
    (iii) the elimination of the impact on cost of sales of the purchase accounting write-up of Quality Foods inventory of $1.5 million. EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(3) Cash interest expense for the year ended September 30, 1996 consists of interest expense of $16.8 million less amortization of deferred financing costs of $1.0 million and is exclusive of capitalized interest paid of $593,000. Cash interest expense for the six months ended March 31, 1997 consists of interest expense of $8.2 million less amortization of deferred financing costs of $277,000.

(4) Reflects increased capital expenditures of $7.5 million related to the Philadelphia Consolidation and $1.5 million related to the expansion of the Custom Foods' Kentucky facility for the year ended September 30, 1996. For the six months ended March 31, 1997, capital expenditures include $1.3 million related to the Philadelphia Consolidation and $34,000 related to the expansion of Custom Foods' Kentucky facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources."

(5) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Pro forma earnings were inadequate to cover fixed charges by $5.7 million for the year ended September 30, 1996 and $5.4 million for the six months ended March 31, 1997.

               SUMMARY HISTORICAL FINANCIAL DATA OF QUALITY FOODS

    The following Summary Historical Financial Data should be read in conjunction with the financial statements and related notes of Quality Foods and other financial data included elsewhere in this Prospectus. The balance sheet data presented below as of December 31, 1992, 1993, 1994, 1995 and 1996 and statement of operations data presented below for the period July 20, 1992 to December 31, 1992 and the years ended December 31, 1993, 1994, 1995 and 1996 are derived from the audited financial statements of Quality Foods. The balance sheet data as of July 19, 1992 and the statement of operations data for the period from January 1, 1992 to July 19, 1992 are derived from the audited financial statements of William Cohen and Son Co., Inc., Quality Foods' predecessor.

                                                        PREDECESSOR
                                                        COMPANY(1)                             QUALITY FOODS
                                                    -------------------  ---------------------------------------------------------
                                                        PERIOD FROM       PERIOD FROM
                                                        JANUARY 1,       JULY 20, 1992
                                                           1992               TO                 YEAR ENDED DECEMBER 31,
                                                        TO JULY 19,      DECEMBER 31,   ------------------------------------------
                                                           1992              1992         1993       1994       1995       1996
                                                    -------------------  -------------  ---------  ---------  ---------  ---------
                                                        (DOLLARS IN                       (DOLLARS IN THOUSANDS)
                                                        THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales.......................................       $  29,376         $  26,225    $  71,195  $  84,817  $  84,694  $  90,582
  Cost of sales...................................          25,232            22,314       61,040     72,162     67,930     71,448
                                                           -------       -------------  ---------  ---------  ---------  ---------
  Gross profit....................................           4,144             3,911       10,155     12,655     16,764     19,134
  Operating expenses..............................           1,861             2,085        5,266      6,887      6,926      7,519
  Other charges...................................          --                --           --         --         --         4,716(2)
                                                           -------       -------------  ---------  ---------  ---------  ---------
    Income from operations........................           2,283             1,826        4,889      5,768      9,838      6,899
  Interest expense................................             177             1,001        2,450      2,616      2,129      1,871
                                                           -------       -------------  ---------  ---------  ---------  ---------
    Income before income taxes and extraordinary
      items.......................................           2,106               825        2,439      3,152      7,709      5,028
  Provision for income taxes......................           1,023            --           --         --         --         --
                                                           -------       -------------  ---------  ---------  ---------  ---------
    Income before extraordinary items.............           1,083               825        2,439      3,152      7,709      5,028
  Extraordinary loss on early extinguishment of
    debt..........................................          --                --           --          1,771        130        546
                                                           -------       -------------  ---------  ---------  ---------  ---------
    Net income....................................           1,083               825        2,439      1,381      7,579      4,482
  Pro forma income taxes(3).......................          --                   330          976        553      3,032      1,793
                                                           -------       -------------  ---------  ---------  ---------  ---------
    Pro forma net income..........................       $   1,083         $     495    $   1,463  $     828  $   4,547  $   2,689
                                                           -------       -------------  ---------  ---------  ---------  ---------
                                                           -------       -------------  ---------  ---------  ---------  ---------

OTHER DATA:
  EBITDA(4).......................................       $   2,471         $   2,172    $   5,640  $   6,523  $  10,703  $   8,206
  EBITDA as a percentage of net sales.............             8.4%              8.3%         7.9%       7.7%      12.6%       9.1%
  Net cash provided by (used in) operating
    activities....................................           1,322                50          (88)     4,549      5,598      9,947
  Net cash used in investing activities...........            (278)          (11,724)        (471)    (5,277)    (2,332)    (4,556)
  Net cash (used in) provided by financing
    activities....................................          (1,070)           11,796          695        688     (3,379)    (5,106)
  Depreciation and amortization...................       $     188         $     346    $     751  $     755  $     865      1,307
  Capital expenditures(5).........................             278                89          524        858      4,102      7,190
  Ratio of earnings to fixed charges(6)...........            9.53x             1.78x        1.94x      2.12x      3.76x      3.64x

BALANCE SHEET DATA:
  Working capital.................................       $   3,367         $     802    $   1,189  $     886  $   4,032  $   8,440
  Total assets....................................          11,781            19,828       25,097     28,684     33,814     35,592
  Total debt......................................             947            15,636       17,694     22,137     20,225      5,728
  Total stockholders' equity/partners' capital....           6,798             1,841        2,917      2,521      8,888      7,260

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Predecessor Company reflects the operations of William Cohen and Son Co.,
    Inc.

(2) Other charges of $4.7 million consist of $1.6 million facility start-up and relocation costs associated with the Philadelphia Consolidation and $3.1 million of acquisition related costs.

(3) Quality Foods was taxed as a partnership for federal and state income tax purposes prior to the Acquisition. Pro forma provision for income taxes and pro forma net income reflect the pro forma effect of income taxes as if it had been taxed as a C corporation for all periods presented. Included in pro forma income tax expense for the years ended December 31, 1994, 1995 and 1996 is an income tax benefit of $708,000, $52,000 and $218,000, respectively, relating to the extraordinary item--early extinguishment of debt.

(4) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(5) Capital expenditures for the year ended December 31, 1995 included $3.6 million related to the Philadelphia Consolidation and $506,000 of maintenance capital expenditures. Capital expenditures for the year ended December 31, 1996 included $6.8 million related to the Philadelphia Consolidation and $413,000 of maintenance capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources."

(6) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF CFP GROUP

    The following Summary Historical Consolidated Financial Data of CFP Group should be read in conjunction with the consolidated financial statements and related notes of CFP Group and other financial data included elsewhere in this Prospectus. The balance sheet data presented below as of September 30, 1993, 1994, 1995 and 1996 and March 31, 1997 and the statement of operations data presented below for the six months ended September 30, 1993 and March 31, 1997 and for the years ended September 30, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of CFP Group. The balance sheet data presented below as of September 30, 1992 and March 31, 1993 and the statement of operations data presented below for the year ended September 30, 1992 and the six months ended March 31, 1993 have been derived from the combination of the unaudited financial statements of CFP Group's predecessors, Center of the Plate Foods, Inc. and Best Western Foods, Inc. The balance sheet data as of March 31, 1996 and the statement of operations data for the six months ended March 31, 1996 have been derived from CFP Group's unaudited financial statements.

                                      PREDECESSOR COMPANY(1)                          CFP GROUP(2)
                                     ------------------------  -----------------------------------------------------------
                                                                                                               SIX MONTHS
                                     YEAR ENDED   SIX MONTHS    SIX MONTHS                                        ENDED
                                      SEPTEMBER      ENDED         ENDED         YEAR ENDED SEPTEMBER 30,      -----------
                                         30,       MARCH 31,   SEPTEMBER 30,  -------------------------------   MARCH 31,
                                        1992         1993          1993         1994       1995       1996        1996
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
                                      (DOLLARS IN THOUSANDS)                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales........................   $  71,591    $  38,332     $  44,285    $  86,598  $  61,543(3) $  65,996  $  30,335
  Cost of sales....................      63,373       34,169        40,352       76,485     49,868     53,818      23,766
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
  Gross profit.....................       8,218        4,163         3,933       10,113     11,675     12,178       6,569
  Operating expenses...............       4,580        1,892         2,052        5,957      6,700      5,512       2,944
  Other charges....................      28,755(4)     --           --           --         --          4,996(5)      4,996(5)
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
    Income (loss) from
      operations...................     (25,117)       2,271         1,881        4,156      4,975      1,670      (1,371)
  Interest expense.................       3,717        1,906         1,307        2,443      2,632      3,232       1,512
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
    Income (loss) before income
      taxes and extraordinary
      item.........................     (28,834)         365           574        1,713      2,343     (1,562)     (2,883)
  Provision (benefit) for income
     taxes.........................         650          463           265          851      1,189       (409)       (662)
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
  Income (loss) before
     extraordinary item............     (29,484)         (98)          309          862      1,154     (1,153)     (2,221)
  Extraordinary (loss) on early
     extinguishment of debt........          --           --            --           --         --         --          --
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
    Net income (loss)..............   $ (29,484)   $     (98)    $     309    $     862  $   1,154  $  (1,153)  $  (2,221)
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
                                     -----------  -----------  -------------  ---------  ---------  ---------  -----------
OTHER DATA:
  EBITDA(6)........................   $   6,220    $   3,070     $   2,582    $   6,003  $   6,685  $   3,758   $    (336)
  EBITDA as a percentage of net
     sales.........................         8.7%         8.0%          5.8%         6.9%      10.9%       5.7%       (1.1)%
  Net cash provided by (used in)
     operating activities..........       3,123          278          (427)       4,375      4,382        135      (1,102)
  Net cash used in investing
     activities....................      (7,576)      (2,186)         (606)        (666)    (1,785)    (1,811)     (1,921)
  Net cash (used in) provided by
     financing activities..........       5,997          523           308       (3,499)    (2,807)     2,168       3,869
  Depreciation and amortization....   $   2,582    $     799     $     701    $   1,847  $   1,710  $   2,088   $   1,035
  Interest expense.................       3,717        1,906         1,307        2,443      2,632      3,232       1,512
  Capital expenditures.............          19        1,214           445        1,515      5,054      3,009         545
  Ratio of earnings to fixed
     charges(7)....................      --             1.18x         1.41x        1.64x      1,83x    --          --
BALANCE SHEET DATA:
  Working capital..................   $   6,057    $   9,225     $   4,908    $   4,309  $   2,754  $   3,153   $   3,420
  Total assets.....................      23,979       25,811        27,660       27,709     30,148     32,203      30,697
  Total debt, redeemable preferred
     stock and redeemable common
     stock.........................      46,187       46,755        20,369       18,847     19,526     23,223      23,782
  Total stockholders' equity
     (deficiency)..................     (23,999)(4)    (24,240)(4)       4,026     4,828     5,884      4,020       3,932

                                      MARCH 31,
                                        1997
                                     -----------
STATEMENT OF OPERATIONS DATA:
  Net sales........................   $  60,529
  Cost of sales....................      52,276
                                     -----------
  Gross profit.....................       8,253
  Operating expenses...............       7,474
  Other charges....................      --
                                     -----------
    Income (loss) from
      operations...................         779
  Interest expense.................       4,681
                                     -----------
    Income (loss) before income
      taxes and extraordinary
      item.........................      (3,902)
  Provision (benefit) for income
     taxes.........................        (541)
                                     -----------
  Income (loss) before
     extraordinary item............      (3,361)
  Extraordinary (loss) on early
     extinguishment of debt........      (4,489)
                                     -----------
    Net income (loss)..............   $  (7,850)
                                     -----------
                                     -----------
OTHER DATA:
  EBITDA(6)........................   $   3,026
  EBITDA as a percentage of net
     sales.........................         5.0%
  Net cash provided by (used in)
     operating activities..........       3,477
  Net cash used in investing
     activities....................     (67,293)
  Net cash (used in) provided by
     financing activities..........      65,462
  Depreciation and amortization....   $   2,236
  Interest expense.................       4,681
  Capital expenditures.............       1,674
  Ratio of earnings to fixed
     charges(7)....................      --
BALANCE SHEET DATA:
  Working capital..................   $  14,702
  Total assets.....................     132,822
  Total debt, redeemable preferred
     stock and redeemable common
     stock.........................     142,174
  Total stockholders' equity
     (deficiency)..................     (19,383)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Predecessor Company reflects the combined operations of Center of the Plate Foods, Inc. and Best Western Foods, Inc. which were under common management and common control for the periods presented.

(2) CFP Group became the parent of CFP Holdings on December 31, 1996 after the recapitalization of CFP Holdings in a series of transactions whereby each person owning capital stock (or options to acquire capital stock) of CFP Holdings exchanged their equity interests for equivalent interests of capital stock (or options to acquire capital stock) of CFP Group. CFP Holdings commenced operations on April 1, 1993 after acquiring all of the outstanding stock of Center of the Plate Foods, Inc. and all significant operating assets of Best Western Foods, Inc. The CFP Group financial information includes the operations of Quality Foods from the date of the Acquisition.

(3) Sales declined during the year ended September 30, 1995 as a result of the decline in sales to the Arby's restaurant chain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) During the year ended September 30, 1992, Best Western Foods, Inc., one of CFP Group's predecessors, wrote off goodwill of $28.8 million, which also resulted in the stockholders' deficiency as of September 30, 1992 and March 31, 1993.

(5) Represents one-time costs associated with the termination of the Sales Brokerage Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(7) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest (which includes amortization of deferred financing costs) and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Earnings were inadequate to cover fixed charges by $28.8 million and $1.6 million for the years ended September 30, 1992 and 1996, respectively, and by $2.9 million and $3.9 million for the six months ended March 31, 1996 and 1997, respectively.

                                  RISK FACTORS

    Prospective investors should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus, prior to making a decision to tender their Old Notes in the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange the Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of 120 days from the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, the ability of any Holder to resell the New Notes is subject to applicable state securities laws as described in "Risk Factors-- Blue Sky Restrictions on Resale of New Notes."

NECESSITY TO COMPLY WITH EXCHANGE OFFER PROCEDURES

    To participate in the Exchange Offer, and to avoid the restrictions on transfer of the Old Notes, Holders of Old Notes must transmit a properly completed Letter of Transmittal or an Agent's Message, including all other documents required by such Letter of Transmittal, to the Exchange Agent at one of the addresses set forth below under "The Exchange Offer -- Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange

Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."

BLUE SKY RESTRICTIONS ON RESALE OF NEW NOTES

    In order to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or resold by any Holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. The Company does not currently intend to register or qualify the resale of the New Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

SIGNIFICANT LEVERAGE AND INDEBTEDNESS SERVICE

    The Company incurred substantial indebtedness in connection with the financing of the Acquisition and is highly leveraged following the Offering. As of March 31, 1997, the Company had total consolidated indebtedness (including capitalized lease obligations) of approximately $139.9 million and a stockholders' deficiency of $19.4 million. In addition, subject to the restrictions in the Bank Credit Agreement and the Indenture, the Company and its subsidiaries may incur additional indebtedness from time to time to finance capital expenditures and acquisitions and for other general corporate purposes. Further, the Company's earnings on a pro forma basis, for the six months ended March 31, 1997, were inadequate to cover fixed charges by $5.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources."

    The degree to which the Company is leveraged will have important consequences to the holders of the New Notes, including: (i) limitations on the Company's future ability to obtain additional financing for working capital or other purposes; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for operations; (iii) certain of the Company's borrowings, including the borrowings under the Bank Credit Agreement, will be at variable rates of interest which will cause the Company to be vulnerable to increases in interest rates; (iv) making the Company more vulnerable to economic downturns and limiting its ability to withstand competitive pressures; and (v) the New Notes will mature after substantially all of the Company's other indebtedness. See "Description of Bank Credit Agreement."

    The Company's ability to make scheduled payments on the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Bank Credit Agreement or successor facilities. However, based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under the Bank Credit Agreement and its other sources of liquidity, will be adequate to meet its anticipated cash requirements for at least the next several years for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it will be required to refinance all or a portion of its existing indebtedness, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing would have a material adverse effect on the Company. Finally, it is anticipated that in order to pay the principal balance of the Notes due at maturity, the Company will have to obtain alternative financing.

IMPORTANCE OF KEY CUSTOMERS

    Certain customers are material to the business and operations of the Company. On a pro forma basis, Subway, Arby's and Chef America accounted for 26.4%, 20.2% and 16.7% of the Company's net sales, respectively, in fiscal 1996 and 25.7%, 18.8% and 18.1%, respectively, in fiscal 1995. No other customer accounted for as much as 4.5% of the Company's net sales during either year.

    The Company's prospects will continue to depend upon the success of the Subway and Chef America products that incorporate meats provided by the Company, as well as Subway's and Chef America's retention of the Company as a major supplier. Although the Company believes that it has excellent relationships with these customers and that such relationships are mutually beneficial, the Company does not have long-term contracts with either Subway or Chef America, and the loss of either as a customer, or a significant reduction in the Company's business with either of them, would have a material adverse effect on the Company. During 1996, certain major Subway franchisees, operating with the support of Subway, assisted in the formation of a purchasing co-operative with the goal of improving the consistency of the products served in Subway stores on a national basis, reducing total product costs to the Subway chain through more efficient chain purchasing, and, to a lesser extent, improving distribution of products within the Subway system. While the Company believes that its product quality and relationships with Subway position it well to respond to potential new requirements, if any, that may be introduced by the new co-operative, there can be no assurance that Subway's purchasing philosophy and system will not change in the future.

    While Arby's is one of the Company's three largest customers, sales to Arby's produce relatively low profit margins, compared to other higher margin value-added products of the Company, and require a high level of the Company's working capital relative to the profit margins produced. Accordingly, the Company believes that while it maintains an excellent relationship with Arby's, the loss of this customer would not have a material adverse effect.

COMPETITION

    The Company operates in highly competitive markets with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. The Company's sales to Arby's and its sales of hamburger patties and meatball items to other customers, because of their low value-added nature are the most price sensitive and competitive areas in which the Company competes. A number of the Company's competitors have multiple product lines, substantially greater financial and other resources available to them and are, to varying degrees, vertically integrated. There can be no assurance that the Company can continue to compete successfully with such other companies. Competitive pressures or other factors would cause the Company's products to lose market share or result in significant price erosion, which would have a material adverse effect on the Company.

GENERAL RISKS OF FOOD INDUSTRY

    The food industry, and the markets within the food industry in which the Company competes, are subject to various risks, including: adverse changes in general economic conditions; evolving consumer preferences; nutritional and health-related concerns; federal, state and local food inspection and processing controls; consumer product liability claims; risks of product tampering; and the availability and expense of liability insurance. The meat and poultry industries have recently been subject to increasing scrutiny due to the association of meat and poultry products with recent outbreaks of illness, and on rare occasions even death, caused by foodborne pathogens such as E. COLI, Salmonella and others which are found in raw and improperly cooked meat. Consumer demand for meat and poultry fluctuates as the result of such outbreaks of illness. Product recalls are sometimes required in the meat and poultry industries to withdraw contaminated or mislabeled products from the market.

SUPPLIERS AND RAW MATERIALS

    The Company purchases large quantities of commodity beef, pork and poultry. Historically, market prices for products processed by the Company have fluctuated in response to a number of factors, including changes in the United States government farm support programs, changes in international agricultural and trading policies, weather and other conditions during the growing and harvesting seasons. The Company historically has been able to pass through some increases in the prices of beef, pork and poultry to end users. Failure to pass on significant price increases to its customers for a prolonged period of time would have a material adverse effect on the Company. Further, certain of the Company's customers, including Subway and Chef America, have fixed price arrangements for certain products in which the sale price is fixed for periods of up to one year. Although the fixed price arrangements are for a targeted quantity of products, there is no requirement to deliver the products until a purchase order is issued establishing quantity and delivery time. Should the prices of raw materials increase substantially for a prolonged period of time, the Company could be required to deliver products to these customers at lower gross margins than historically achieved.

    The Company has longstanding relationships with numerous major beef, pork and other suppliers. The Company purchases most if its beef, pork and poultry products directly from suppliers. In fiscal 1996, on a pro forma basis, the Company purchased approximately 40.9% of the dollar value of its meat and poultry requirements from divisions of ConAgra, Inc. Although the supply of meat products is concentrated, it is a commodity market and the Company believes that supplies at required standards are readily available on a competitive basis from a variety of sources.

GOVERNMENT REGULATION

    The operations of the Company are subject to extensive inspection and regulation by the United States Department of Agriculture ("USDA") and by other federal, state and local authorities, regarding the processing, packaging, storage, transportation, distribution and labeling of products that are manufactured, produced and processed by the Company. The Company's processing facilities and products are subject to frequent inspection by USDA and/or other federal, state and local authorities. On July 25, 1996, the USDA issued strict new policies against contamination by foodborne pathogens such as E. COLI and Salmonella, and established a new system of regulation known as the Hazard Analysis Critical Control Points ("HACCP") program. The HACCP program requires all meat and poultry processing plants to develop and implement sanitary operating procedures by January 27, 1997. Other HACCP program requirements begin going into effect on January 26, 1998. As the USDA's HACCP requirements are relatively new, and not fully implemented, their impact on the meat and poultry industries is not yet fully known. However, the Company believes that it is currently in substantial compliance with all material governmental laws and regulations (including the January 1997 HACCP requirements), and that it maintains all material permits and licenses relating to its operations. Nevertheless, there can be no assurance that the Company will be able to maintain compliance with existing laws or regulations or that it will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations would subject it to civil remedies, including withdrawal of necessary USDA inspection, fines, injunctions, recalls or seizures, as well as potential criminal sanctions, any of which would have a material adverse effect on the Company. See "Business -- Government Regulatory Matters."

    The business operations of the Company and the past and present ownership and operation of real property by Custom Foods and Quality Foods are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with federal, state and local environmental laws and regulations is not expected to have a material impact on the Company's capital expenditures, earnings or competitive position. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures.

DEPENDENCE ON KEY MANAGEMENT

    The Company's executive officers and certain other key employees have been primarily responsible for the development and expansion of the Company's business, and the loss of the services of one or more of these individuals could have an adverse effect on the Company. Furthermore, the Acquisition combined two separate management teams under the ownership of one Company. The Company's future success will be dependent in part upon its continued ability to recruit, motivate and retain qualified personnel, as well as the successful integration of the two management teams. There can be no assurance that the Company will be successful in this regard. The Company has employment and non-competition agreements with certain key personnel. See "Management."

INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

    Upon a Change of Control as defined in the Indenture, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered, or that restrictions in the Bank Credit Agreement will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of Notes -- Certain Covenants -- Purchase of Notes Upon a Change of Control."

RANKING OF NEW NOTES

    The New Notes, the Subsidiary Guarantees and the Parent Guarantee will be senior unsecured obligations and will rank PARI PASSU in right of payment with all other existing and future senior obligations of the Company, the Subsidiary Guarantors and CFP Group, respectively. Loans under the Bank Credit Agreement will be secured by substantially all of the Company's assets, including a pledge of all the stock of Quality Foods and Custom Foods, will be guaranteed by the Company's subsidiaries, which guarantees will be secured by substantially all of the assets of the Company's subsidiaries, and will be guaranteed by CFP Group, which guarantee will be secured by a pledge of all of the stock of the Company. Accordingly, the New Notes and the Guarantees will be effectively subordinated to the loans outstanding under the Bank Credit Agreement and the guarantees by the subsidiaries and CFP Group of such loans, to the extent of the value of the assets securing such loans and guarantees.

FRAUDULENT CONVEYANCE CONSIDERATIONS

    Each Subsidiary Guarantor's guarantee of the obligations of the Company under the Notes may be subject to review under relevant federal and state fraudulent conveyance statutes (the "Fraudulent Conveyance Statutes") in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of such Subsidiary Guarantors. If a court were to find under relevant Fraudulent Conveyance Statutes that, at the time the Old Notes were issued, (a) a Subsidiary Guarantor guaranteed the Old Notes with the intent of hindering, delaying or defrauding current or future creditors or (b)(i) a Subsidiary Guarantor received less than reasonably equivalent value or fair consideration for guaranteeing the Old Notes and
(ii)(A) was insolvent or was rendered insolvent by reason of such Note Guarantee, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, obligations beyond its ability to pay as such obligations matured (as all of the foregoing terms are defined in or interpreted under such Fraudulent Conveyance Statutes) or (D) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), such court could avoid or subordinate such guarantee of the Notes to presently existing and future indebtedness of such Subsidiary Guarantor and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating such guarantee of the Notes.

    The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or state law that is being applied in any such proceeding. Generally, however, a Subsidiary Guarantor would be considered insolvent if, at the time it incurred its Subsidiary Guarantee, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay the probable liability on its total existing indebtedness and liabilities (including contingent liabilities) as they become absolute and mature or (ii) it is incurring obligations beyond its ability to pay as such obligations mature or become due.

    The Boards of Directors and management of each of the Company, Custom Foods and Quality Foods believed, at the time of issuance of the Notes and the guarantees of the Notes, that each Subsidiary Guarantor (i) was (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to meet its obligations as the same mature or become due and to operate its business effectively and (c) incurring obligations within its ability to pay as the same mature or become due and (ii) had sufficient assets to satisfy any probable judgment against it in any pending action. There can be no assurance, however, that such beliefs will prove to be correct or that a court passing on such questions would reach the same conclusions.

CONTROLLING STOCKHOLDER

    Atlantic Equity Partners, L.P., a Delaware limited partnership ("AEP"), of which First Atlantic is the investment manager, owns 48.8% and 97.2% of CFP Group's fully-diluted common stock and voting common stock, respectively. As controlling stockholder, AEP is able, subject to certain contractual limitations, to determine the outcome of any corporate transaction or other matter submitted to the stockholders of CFP Group for approval, including mergers, consolidations or the sale of all or substantially all of the assets of CFP Group, or any of its subsidiaries (including the Company). In addition, AEP has the ability to elect a majority of CFP Group's Board of Directors and the Boards of Directors of its subsidiaries (including the Company). See "Principal Stockholders" and "Certain Transactions -- Stockholders' Agreement."

RESTRICTIVE COVENANTS AND ASSET ENCUMBRANCES

    The Bank Credit Agreement and the Indenture contain numerous restrictive covenants, which limit the discretion of the management of CFP Group and the Company with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of CFP Group and the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, another entity. The Bank Credit Agreement also contains a number of financial covenants that require CFP Group and the Company to meet certain financial ratios and tests and provide that a "change of control" will constitute an event of default. See "The Quality Foods Acquisition" and "Description of Notes -- Certain Covenants." A failure to comply with the obligations contained in the Bank Credit Agreement or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. In addition, the obligations of CFP Group and the Company under the Bank Credit Agreement are secured by substantially all of their respective assets. In the case of an event of default under the Bank Credit Agreement, the lenders under the Bank Credit Agreement would be entitled to exercise the remedies available to a secured lender under applicable law. If CFP Group or the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that CFP Group or the Company would have sufficient cash to do so or that CFP Group or the Company could successfully refinance such indebtedness. Other indebtedness of CFP Group and the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Bank Credit Agreement or the Notes.

ABSENCE OF PUBLIC MARKET FOR THE NEW NOTES

    The Old Notes are designated for trading in the PORTAL market. There is no established trading market for the New Notes. Although the Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and it may discontinue such market-making at any time without notice. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market or the liquidity of any market that may develop for the New Notes. If such a market were to exist, no assurance can be given as to the trading prices of the New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The Old Notes were sold by the Company on January 28, 1997 (the "Issue Date") to the Initial Purchasers, who placed the Old Notes with institutional investors. In connection therewith, the Company and the Initial Purchasers entered into the Registration Rights Agreement, pursuant to which the Company agreed, for the benefit of the Holders of the Old Notes, that the Company would, at its sole cost, (i) within 90 days following the original issuance of the Old Notes, file with the Commission a Registration Statement (of which this Prospectus is a part) under the Securities Act with respect to an issue of a series of new notes of the Company identical in all material respects to the series of Old Notes (except that such New Notes would not contain terms with respect to transfer restrictions) and (ii) cause such Registration Statement to be declared effective under the Securities Act within 150 days following the original issuance of the Old Notes. Upon the effectiveness of the Registration Statement, the Company will offer, pursuant to this Prospectus, to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, to be issued without a restrictive legend and which may, generally, be reoffered and resold by the holder without restrictions or limitations under the Securities Act. The term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

    The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such New Notes are acquired in the ordinary course of such Holder's business, such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither such Holder nor any other such person is engaging in or intends to engage in a distribution of such New Notes. Since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction.

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of 120 days after the date of this Prospectus, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    In the event that (i) any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) the Exchange Offer is not consummated within 180 days of the Issue Date unless the Exchange Offer has commenced, in which case, the Exchange Offer is not consummated within 30 days after the date on which the Exchange Offer commenced, (iii) in certain circumstances, the Initial Purchasers so request after the consummation of the Exchange Offer or (iv) in certain circumstances, any Holder that is not eligible to participate in the Exchange Offer or any Holder that participates in the Exchange Offer and such Holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and Federal securities laws (other than due solely to the status of such Holder as an affiliate of the Company within the meaning of the Securities Act) and so notifies the Company within 60 days after such Holder first becomes aware of such restriction and provides the Company with a reasonable basis for its conclusion, in the case of each of clauses (i)-(iv) of this sentence, then the Company will promptly deliver to the Holders and the Trustee written notice thereof (the "Shelf Notice") and, at its cost, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (the "Shelf Registration Statement"), (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 60th day after the delivery of the Shelf Notice (or promptly in the event of a request by the Initial Purchaser) and (c) use all reasonable efforts to keep the Shelf Registration Statement effective until three years after its effective date, or such shorter period ending when (i) all Notes covered by the Shelf Registration Statement have been sold in the manner set forth and as contemplated therein or
(ii) a subsequent Shelf Registration Statement covering all unregistered Old Notes has been declared effective under the Securities Act. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each Holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A Holder of Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a Holder (including certain indemnification obligations). In addition, each Holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have its Old Notes included in the Shelf Registration Statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

    In the event that either (i) the Registration Statement is not filed with the Commission on or prior to the 90th calendar day following the Issue Date or
(ii) the Exchange Offer is not consummated, or the Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following the Issue Date, the Company will pay increased cash interest to each Holder of the Old Notes during the first 30 days following the 90-day period referred to in
(i) above or the first 90 days following the 180-day period referred to in (ii) in an amount equal to 0.25% per annum on the Old Notes. The amount of the cash interest will increased by an additional 0.25% per annum for each subsequent 30-day period in the case of (i) above or 90-day period in the case of (ii) above, up to a maximum amount of additional cash interest of 1.50% per annum. All accrued cash interest shall be paid to record holders of the Old Notes by wire transfer of immediately available funds or by federal funds check by the Company on each Interest Payment Date. Upon (x) the filing of the Registration Statement in the case of clause (i) above, (y) the effectiveness of the Registration Statement in the case of clause (ii) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, in the case of clause (iii) above, and provided that none of the conditions set forth in clauses (i), (ii) and (iii) above continues to exist, such additional interest shall cease to accrue on the Old Notes from the date of such filing, effectiveness or consummation.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the

Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

    The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which the Old Notes were, and the New Notes will be, issued.

    As of the date of this Prospectus, $115,000,000 aggregate principal amount of the Old Notes are outstanding. The Company has fixed the close of business on June 30, 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. As of such date, there were 37 registered Holders of the Old Notes.

    Holders of the Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law (the "DGCL") or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral notice (confirmed in writing) oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of the exchange of Old Notes.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "The Exchange Offer--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on August 8, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

    The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under "The Exchange Offer--Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral notice (confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

    Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from July 15, 1997.

PROCEDURES FOR TENDERING

    The tender of Old Notes by a Holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Company will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. This Prospectus, together with the Letter of Transmittal, will first be sent on or about July 8, 1997, to all Holders of Old Notes known to the Company and the Exchange Agent.

    Only a Holder of the Old Notes may tender such Old Notes in the Exchange Offer. A Holder who wishes to tender any Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, or an Agent's Message, including any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) the certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal or Agent's Message and other required documents must be received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

    The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Old Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

    THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED AND PROPER INSURANCE BE OBTAINED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

    Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal or delivering an Agent's Message and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers,Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, adminstrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old

Notes received by the Exchange Agent that the Company determines are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    By tendering, each Holder will represent to the Company, among other things, that (i) the New Notes acquired by the Holder and any beneficial owners of Old Notes pursuant to the Exchange Offer are being obtained in the ordinary course of business of the persons receiving such New Notes, (ii) neither the Holder nor such beneficial owner has an arrangement with any person to participate in the distribution of such New Notes, (iii) neither the Holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company), may participate in the Exchange Offer but may be deemed an "underwriter" under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, or an Agent's Message, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "The Exchange Offer--Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender if:

        (a) the tender is made through an Eligible Institution;

        (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) or an Agent's Message, together with the certificate(s) representing the Old Notes, or a Book-Entry Confirmation, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) such properly completed and executed Letter of Transmittal (or facsimile thereof) or an Agent's Message, as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other document required by the Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the persons withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "The Exchange Offer-- Procedures for Tendering" at any time prior to the Expiration Date.

    Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes).

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

        (a) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission; or

        (b) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company; or

        (c) any governmental approval has not been obtained, which approval the Company shall deem necessary for the consummation of the Exchange Offer.

    If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility), (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see "The Exchange Offer-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

EXCHANGE AGENT

    United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

          BY MAIL:                 BY HAND TO 4:30 P.M.:       BY OVERNIGHT COURIER AND BY
 United States Trust Company    United States Trust Company       HAND AFTER 4:30 P.M.:
         of New York                    of New York            United States Trust Company
        P.O. Box 843                   111 Broadway                    of New York
       Cooper Station            New York, New York 10006       770 Broadway, 13th Floor
  New York, New York 10276        Attention: Lower Level        New York, New York 10003
 Attention: Corporate Trust       Corporate Trust Window       Attention: Corporate Trust
          Services                                                   Redemption Unit

                                   FOR INFORMATION CALL:
                                       800-548-6565

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other person) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

    The New Notes will be recorded at the same carrying value as the Old Notes, which is face value less accrued original issue discount, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

                         THE QUALITY FOODS ACQUISITION

THE ACQUISITION

    On December 31, 1996, CFP Holdings completed the acquisition of Quality Foods pursuant to the Acquisition Agreement among Quality Foods, the limited partners of Quality Foods, the stockholders of the two general partners of Quality Foods (the "General Partners"), CFP Holdings and the other signatories thereto. Pursuant to the Acquisition Agreement, CFP Holdings acquired all of the issued and outstanding capital stock of the General Partners and substantially all of the limited partnership interests of Quality Foods owned by its limited partners. The remaining limited partnership interests were exchanged by certain members of management of Quality Foods for common stock of CFP Group, which represents, in the aggregate, approximately 7.4% of the fully-diluted common stock of CFP Group. Immediately following the acquisition of all such interests, CFP Group contributed the Rollover Interests to CFP Holdings and CFP Holdings then contributed the limited partnership interests acquired pursuant to the Acquisition Agreement and the Rollover Interests to QF Acquisition Corp. The Quality Foods partnership thereby terminated and QF Acquisition Corp. became a wholly-owned subsidiary of CFP Holdings. Simultaneously with the consummation of the foregoing, each person owning capital stock of CFP Holdings exchanged each share of capital stock held by such person for an equivalent share of capital stock of CFP Group (the "Recapitalization"). See "Principal Stockholders." In addition, in connection with the consummation of the Acquisition, CFP Group assumed all obligations of CFP Holdings pursuant to the CFP Holdings 1995 Stock Option Plan, whereupon each issued and outstanding option to acquire nonvoting capital stock of CFP Holdings was converted into an option to acquire equivalent shares of nonvoting common stock of CFP Group.

    The Company initially paid $64.0 million for the issued and outstanding shares of the General Partners and all the limited partnership interests (excluding the Rollover Interests) of Quality Foods, and refinanced and assumed $23.2 million of indebtedness of Quality Foods. The Acquisition Agreement provided for a dollar-for-dollar post-closing adjustment of the purchase price in the event that closing working capital of Quality Foods was less than or greater than $10.1 million. "Closing working capital" is defined as total current assets less total current liabilities of Quality Foods and the General Partners (on a combined basis), subject to certain specified exceptions. Pursuant to such post-closing adjustment provisions, the cash purchase price paid to the Sellers was reduced by $354,000 to $63.7 million.

    The Acquisition Agreement contains certain customary representations, warranties and covenants. With certain exceptions, the representations and warranties expire 30 days following the receipt by CFP Holdings of Quality Foods' audited consolidated financial statements for the fiscal year ending December 31, 1997 (the "Initial Survival Date"). The Acquisition Agreement requires the stockholders of the General Partners and the limited partners of Quality Foods (collectively, the "Sellers") to indemnify CFP Holdings and its affiliates for inaccuracies in the representations and warranties in the Acquisition Agreement, and for the failure of any such party to comply with covenants made in the Acquisition Agreement. In order to secure the indemnity obligations of the Sellers, $5.0 million of the purchase price otherwise payable to the Sellers was placed in escrow until (i) the seventh anniversary of the closing of the Acquisition, subject to the release of $2.9 million (less any claims previously made against the escrow, plus interest accrued thereon) after the Initial Survival Date and (ii) the release on the fifth anniversary of the closing of the Acquisition of all but $1.0 million (plus the sum of (x) any claims previously made against the escrow and (y) $100,000, to the extent certain environmental matters relating to the Philadelphia facility have not been resolved by such time, plus interest accrued thereon) of the remaining escrowed amount. Subject to certain exceptions, the indemnification obligations of the Sellers with respect to inaccuracies in representations and warranties and breaches of covenants is subject to a deductible of $500,000 and an aggregate maximum liability of $7.0 million.

FINANCING OF THE ACQUISITION

    In connection with the Acquisition and certain other transactions referred to herein, $113.3 million was required, the sources and uses of which were as follows:

                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Sources of Funds:
  Cash on hand.................................................................   $     6,629
  Bank Credit Agreement(1)
    Revolving Credit Facility..................................................         3,686
    Term Loans.................................................................        76,000
  Bridge Notes.................................................................        25,000
  Rollover Interests...........................................................         1,500
  Equity investment in CFP Group by Quality Foods' management..................           500
                                                                                 -------------
      Total sources............................................................   $   113,315
                                                                                 -------------
                                                                                 -------------
Uses of Funds:
  Cash purchase price paid to Sellers--net of post-closing adjustment..........   $    63,680
  Rollover Interests...........................................................         1,500
  Refinance Quality Foods' and CFP Holdings' indebtedness......................        37,585
  Repurchase of CFP Holdings' outstanding common stock(2)......................         2,044
  Loans to Quality Foods' management for equity investment.....................           343
  Payment of estimated transaction fees and expenses(3)........................         8,163
                                                                                 -------------
      Total uses...............................................................   $   113,315
                                                                                 -------------
                                                                                 -------------

------------------------
(1) For a description of the Revolving Credit Facility and the Term Loans, see "Description of Bank Credit Agreement."

(2) Represents purchase of equity interests of certain former employees and stockholders of CFP Holdings.

(3) Includes fees and expenses paid by the Company in connection with the Acquisition, the Bridge Notes and the Bank Credit Agreement.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Exchange Offer. The net proceeds received by the Company from the sale of the Old Notes were $109.8 million after deducting underwriting discounts and offering expenses. The net proceeds from the issuance of the Old Notes were used (i) to repay $66.0 million principal amount of the Term Loans, (ii) to repay $25.0 million of Bridge Notes,
(iii) to fund the payment of a $16.0 million cash distribution to the holders of CFP Group's Class A Voting and Nonvoting Common Stock (the "Distribution") and
(iv) to repay $2.8 million of borrowings under the Revolving Credit Facility.

    The following is a description of the sources and uses of proceeds of the Offering.

                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Sources:
  Old Notes Offering...........................................................   $   109,844
                                                                                 -------------
                                                                                 -------------
Uses:
  Repay Term Loans.............................................................   $    66,000
  Repay Bridge Notes...........................................................        25,000
  Fund the Distribution........................................................        16,000
  Repay borrowings under the Revolving Credit Facility.........................         2,844
                                                                                 -------------
        Total uses.............................................................   $   109,844
                                                                                 -------------
                                                                                 -------------

    Borrowings under the Revolving Credit Facility and the Term Loan A mature in June 2002. On the date hereof, the Term Loan A bears interest at the rate of 10 1/4% per annum and borrowings under the Revolving Credit Facility bear interest at the rate of 7 31/32% per annum.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of CFP Group at March 31, 1997. The Exchange Offer will not affect the Company's capitalization.

                                                                                                    MARCH 31, 1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt...................................    $    1,991
                                                                                                    --------------
                                                                                                    --------------
Long-term debt:
  Capital lease obligations.......................................................................         5,862
  Industrial revenue bonds and other debt.........................................................         7,877
  Bank Credit Agreement
    Term Loans....................................................................................         8,625
    Revolving Credit Facility.....................................................................           500
  11 5/8% Senior Guaranteed Notes Due 2004........................................................       115,000
                                                                                                    --------------
    Total long-term debt(1).......................................................................       137,864
                                                                                                    --------------
Redeemable common stock...........................................................................         2,319
Common stockholders' deficiency...................................................................       (19,383)
                                                                                                    --------------
  Total capitalization............................................................................    $  120,800
                                                                                                    --------------
                                                                                                    --------------

------------------------

(1) For a description of the Company's long-term debt, see Note 7 to CFP Group's Consolidated Financial Statements.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

    The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended September 30, 1996 and for the six months ended March 31, 1997 give effect to the Acquisition, the Offering and the application of the net proceeds therefrom and the other transactions referred to herein, as if each of the foregoing had occurred on October 1, 1995. The acquisition of Quality Foods has been accounted for as a purchase.

    The Unaudited Pro Forma Condensed Combined Statements of Operations should be read in conjunction with the "Use of Proceeds," "Capitalization," "Selected Historical Financial Statements of CFP Group," "Selected Historical Financial Statements of Quality Foods" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The pro forma data do not purport to represent what the Company's actual results of operations would have been had such transactions in fact occurred on such dates. The pro forma statement of operations also does not purport to project the results of operations of the Company for the current year or for any other period.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                                                              YEAR ENDED SEPTEMBER 30, 1996
                                                                 --------------------------------------------------------
                                                                  CFP GROUP   QUALITY FOODS     PRO FORMA
                                                                 HISTORICAL    HISTORICAL    ADJUSTMENTS (1)   PRO FORMA
                                                                 -----------  -------------  ---------------  -----------

                                                                                      (IN THOUSANDS)
Net sales......................................................   $  65,996     $  90,649                      $ 156,645
Cost of sales..................................................      53,818        69,254                        123,079
                                                                 -----------  -------------                   -----------
Gross profit...................................................      12,178        21,395                         33,573
Operating expenses.............................................       5,512         7,720       $   2,696(2)      15,635
                                                                                                     (293)(3)
Other charges..................................................       4,996(4)       1,288(5)                      6,284
                                                                 -----------  -------------       -------     -----------
  Income (loss) from operations................................       1,670        12,387          (2,403)        11,654
Interest expense...............................................       3,232         1,851          11,707(6)      16,790
                                                                 -----------  -------------       -------     -----------
  Income (loss) before income taxes............................      (1,562)       10,536         (14,110)        (5,136)
Provision (benefit) for income taxes...........................        (409)        4,214(7)       (5,644)(8)     (1,839)
                                                                 -----------  -------------       -------     -----------
  Net income (loss)............................................   $  (1,153)    $   6,322       $  (8,466)     $  (3,297)
                                                                 -----------  -------------       -------     -----------
                                                                 -----------  -------------       -------     -----------

OTHER DATA:
  Pro forma EBITDA (9).........................................                                                $  24,598
  Depreciation and amortization................................                                                    5,862
  Cash interest expense (10)...................................                                                   15,713
  Ratio of earnings to fixed charges (11)......................                                                   --

                                                                  CFP GROUP   QUALITY FOODS
                                                                 HISTORICAL    HISTORICAL
                                                                 SIX MONTHS   THREE MONTHS
                                                                    ENDED         ENDED
                                                                  MARCH 31,   DECEMBER 31,      PRO FORMA
                                                                    1997          1996       ADJUSTMENTS (1)   PRO FORMA
                                                                 -----------  -------------  ---------------  -----------

Net sales......................................................   $  60,529     $  21,049                      $  81,578
Cost of sales..................................................      52,276        18,153                         70,429
                                                                 -----------  -------------                   -----------
Gross profit...................................................       8,253         2,896                         11,149
Operating expenses.............................................       7,474         1,729       $     665(2)       8,006
                                                                                                   (1,862)(3)
Other charges..................................................                     3,325          (2,986)(3)        339
                                                                 -----------  -------------       -------     -----------
  Income from operations.......................................         779        (2,158)          4,183          2,804
Interest expense...............................................       4,681           503           3,028(6)       8,212
                                                                 -----------  -------------       -------     -----------
  Income (loss) before income taxes............................      (3,902)       (2,661)          1,155         (5,408)
Provision (benefit) for income taxes...........................        (541)       (1,064) (7)          462(8)     (1,143)
                                                                 -----------  -------------       -------     -----------
  Net income (loss)............................................   $  (3,361)    $  (1,597)      $     693      $  (4,265)
                                                                 -----------  -------------       -------     -----------
                                                                 -----------  -------------       -------     -----------
OTHER DATA:
  Pro forma EBITDA(9)..........................................                                                $   8,281
  Depreciation and amortization................................                                                    3,566
  Cash interest expense(10)....................................                                                    7,935
  Ratio of earnings to fixed charges(11).......................                                                   --

                                   CFP GROUP
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) The Acquisition occurred on December 31, 1996, and the results of operations of CFP Group include the operations of Quality Foods from that date. Simultaneous with the Acquisition, each person owning capital stock (or options to acquire capital stock) of CFP Holdings exchanged their equity interests for equivalent interests of capital stock (or options to acquire capital stock) of CFP Group.

(2) For the year ended September 30, 1996, reflects the amortization expense of $3.1 million per year for the amortization over 20 years of the excess of the purchase cost of Quality Foods over net assets acquired ($62.6) million less the historical amortization of Quality Foods' goodwill and organization costs of $468,000 per year. For the six months ended March 31, 1997, reflects amortization expense of $782,000 for the amortization of the excess of the purchase cost of Quality Foods over net assets acquired, which would have been recorded in the three months ended March 31, 1996, prior to the acquisition, less the historical amortization of Quality Foods' goodwill and organization costs of $117,000 recorded in the three months ended December 31, 1996.

(3) For the year ended September 30, 1996, reflects the net elimination of $293,000 of expenses as follows: (i) legal and accounting fees and other expenses of Quality Foods and CFP Holdings relating to the Acquisition of $235,000 and (ii) the contractual decrease in management and consultant fees of $128,000, offset by contractually increased executive salaries of management of Quality Foods of $70,000. For the six months ended March 31, 1997, reflects the net elimination of $1.9 million from operating expenses as follows: (i) closing bonuses to CFP Holdings' and Quality Foods' management of $500,000, (ii) the contractual decrease in management and consultant fees of $20,000, (iii) elimination of CFP Holdings' compensation charges of $1.4 million relating to the repurchase of common stock issued in connection with the exercise of stock options, offset by (iv) contractually increased executive salaries of management of Quality Foods of $10,000. Also for the quarter ended December 31, 1996, reflects the elimination of $3.0 million from other charges for expenses related to the acquisition of Quality Foods.

(4) Represents the termination payment associated with the Sales Brokerage Agreement.

(5) Represents facility start-up and relocation costs associated with the Philadelphia Consolidation.

(6) Reflects the estimated increase in interest expense as if the Acquisition, the Offering and the application of the estimated net proceeds therefrom and the other transactions referred to herein had occurred on October 1, 1995. In as much as the Bridge Notes and $66.0 million of the Term Loans, which are being repaid from the net proceeds of the Offering, were not in existence during the year ended September 30, 1996, no effect is given to such borrowings. Pro forma interest expense is comprised of the following:

                                                            YEAR ENDED       SIX MONTHS ENDED
                                                        SEPTEMBER 30, 1996    MARCH 31, 1997
                                                        ------------------  ------------------
                                                                    (IN THOUSANDS)
Interest expense on the Notes in the principal amount
  of $115.0 million and Term Loans in the principal
  amount of $10.0 million with an estimated weighted
  average interest rate of 11.40%.....................      $   14,219          $    3,554
Assumed average utilization of Revolving Credit
  Facility............................................             (76)                (36)
Amortization of deferred financing costs related to
  the Offering and a portion of the Bank Credit
  Agreement...........................................           1,026                 277
Less interest expense and amortization related to
  retired debt........................................          (3,462)               (767)
                                                               -------             -------
Net adjustment........................................      $   11,707          $    3,028
                                                               -------             -------
                                                               -------             -------

    A 1/8% increase in the assumed interest rates applicable to the Bank Credit Agreement would increase pro forma interest expense by $14,000 per year.

(7) Quality Foods was taxed as a partnership for federal and state income tax purposes prior to the Acquisition. Pro forma provision for income taxes and pro forma net income reflect the pro forma effect of income taxes as if it had been taxed as a C corporation.

(8) The provision (benefit) for income taxes is computed by applying the estimated combined statutory rate of 40%.

(9) For the year ended September 30, 1996, pro forma EBITDA consists of EBITDA, adjusted to eliminate the following non-recurring charges: (i) costs of $5.7 million associated with the termination of the Sales Brokerage Agreement by Custom Foods consisting of (a) the $5.0 million cash payment, (b) commissions of $570,000 and other costs of $99,000 paid under the Sales Brokerage Agreement during the fiscal year and prior to the termination, (c) $75,000 associated with a consulting agreement entered into in connection with the termination, less (d) the incremental costs associated with an additional in-house salesperson of $65,000; (ii) the facility start-up and relocation costs related to the Philadelphia Consolidation of $1.3 million; and (iii) the start-up costs for a new production line located in Custom Foods' Kentucky facility of $119,000. For the six months ended March 31, 1997, pro forma EBITDA consists of EBITDA, adjusted to eliminate the following non-recurring charges: (i) $65,000 associated with a consulting agreement entered into in connection with the termination of the Sales Brokerage Agreement; (ii) the elimination of the impact on cost of sales of the purchase accounting write-up of Quality Foods inventory of $1.5 million; and (iii) the facility start-up and relocation costs related to the Philadelphia Consolidation of $339,000. EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. The Company's pro forma EBITDA is derived as follows:

                                                             YEAR ENDED      SIX MONTHS ENDED
                                                         SEPTEMBER 30, 1996   MARCH 31, 1997
                                                         ------------------  -----------------
                                                                    (IN THOUSANDS)
Loss before income taxes...............................      $   (5,136)         $  (5,408)
Non-recurring charges and expenses:
  Custom Foods:
    Net impact of the termination of the Sales
      Brokerage Agreement by Custom Foods..............           5,675                 65
    Start-up costs for new production line.............             119                 --
  Quality Foods:
    Philadelphia Consolidation start-up and
      relocation.......................................           1,288                339
    Elimination of the impact on cost of sales of the
      purchase accounting write-up of Quality Foods
      inventory........................................                              1,507
Depreciation and amortization..........................           5,862              3,566
Interest expense.......................................          16,790              8,212
                                                                -------            -------
Pro forma EBITDA.......................................      $   24,598          $   8,281
                                                                -------            -------
                                                                -------            -------

(10) Cash interest expense for the year ended September 30, 1996, consists of interest expense of $16.8 million less amortization of deferred financing costs of $1.0 million and is exclusive of capitalized interest paid of $593,000. Cash interest expense for the six months ended March 31, 1997, consists of interest expense of $8.2 million less amortization of deferred financing costs of $277,000.

(11) In calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense attributable to interest. Pro forma earnings were inadequate to cover fixed charges by $5.7 million for the year ended September 30, 1996, and $5.4 million for the six months ended March 31, 1997.

              SELECTED HISTORICAL FINANCIAL DATA OF QUALITY FOODS

    The following Selected Historical Financial Data should be read in conjunction with the financial statements and related notes of Quality Foods and other financial data included elsewhere in this Prospectus. The balance sheet data presented below as of December 31, 1992, 1993, 1994, 1995 and 1996 and the statement of operations data presented below for the period July 20, 1992 to December 31, 1992 and the years ended December 31, 1993, 1994, 1995 and 1996 are derived from the audited financial statements of Quality Foods. The balance sheet data as of July 19, 1992 and the statement of operations data for the year ended December 31, 1991 and the period from January 1, 1992 to July 19, 1992 are derived from the audited financial statements of William Cohen and Son Co., Inc., Quality Foods' predecessor.

                                                       PREDECESSOR
                                                       COMPANY(1)                          QUALITY FOODS
                                                      -------------  ---------------------------------------------------------
                                                       PERIOD FROM    PERIOD FROM
                                                       JANUARY 1,    JULY 20, 1992
                                                          1992            TO            YEAR ENDED DECEMBER 31,
                                                       TO JULY 19,   DECEMBER 31,   -------------------------------
                                                          1992           1992         1993       1994       1995       1996
                                                      -------------  -------------  ---------  ---------  ---------  ---------
                                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................    $  29,376      $  26,225    $  71,195  $  84,817  $  84,694  $  90,582
  Cost of sales.....................................       25,232         22,314       61,040     72,162     67,930     71,448
                                                      -------------  -------------  ---------  ---------  ---------  ---------
  Gross profit......................................        4,144          3,911       10,155     12,655     16,764     19,134
  Operating expenses................................        1,861          2,085        5,266      6,887      6,926      7,519
  Other charges.....................................       --             --           --         --         --          4,716(2)
                                                      -------------  -------------  ---------  ---------  ---------  ---------
    Income from operations..........................        2,283          1,826        4,889      5,768      9,838      6,899
  Interest expense..................................          177          1,001        2,450      2,616      2,129      1,871
                                                      -------------  -------------  ---------  ---------  ---------  ---------
    Income before income taxes and extraordinary
      items.........................................        2,106            825        2,439      3,152      7,709      5,028
  Provision for income taxes........................        1,023         --           --         --         --         --
                                                      -------------  -------------  ---------  ---------  ---------  ---------
    Income before extraordinary items...............        1,083            825        2,439      3,152      7,709      5,028
  Extraordinary loss on early extinguishment of
    debt............................................       --             --           --          1,771        130        546
                                                      -------------  -------------  ---------  ---------  ---------  ---------
    Net income......................................        1,083            825        2,439      1,381      7,579      4,482
  Pro forma income taxes(3).........................       --                330          976        553      3,032      1,793
                                                      -------------  -------------  ---------  ---------  ---------  ---------
    Pro forma net income............................    $   1,083      $     495    $   1,463  $     828  $   4,547  $   2,689
                                                      -------------  -------------  ---------  ---------  ---------  ---------
                                                      -------------  -------------  ---------  ---------  ---------  ---------
OTHER DATA:
  EBITDA(4).........................................    $   2,471      $   2,172    $   5,640  $   6,523  $  10,703  $   8,206
  EBITDA as a percentage of net sales...............          8.4%           8.3%         7.9%       7.7%      12.6%       9.1%
  Net Cash provided by (used in) operating
    activities......................................        1,322             50          (88)     4,549      5,598      9,947
  Net Cash used in investing activities.............         (278)       (11,724)        (471)    (5,277)    (2,332)    (4,556)
  Net Cash (used in) provided by financing
    activities......................................       (1,070)        11,796          695        688     (3,379)    (5,106)
  Depreciation and amortization.....................    $     188      $     346    $     751  $     755  $     865  $   1,307
  Capital expenditures(5)...........................          278             89          524        858      4,102      7,190
  Ratio of earnings to fixed charges(6).............         9.53x          1.78x        1.94x      2.12x      3.76x      3.64x
BALANCE SHEET DATA:
  Working capital...................................    $   3,367      $     802    $   1,189  $     886  $   4,032  $   8,440
  Total assets......................................       11,781         19,828       25,097     28,684     33,814     35,592
  Total debt........................................          947         15,636       17,694     22,137     20,225      5,728
  Total stockholders' equity/partners' capital......        6,798          1,841        2,917      2,521      8,888      7,260

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Predecessor Company reflects the operations of William Cohen and Son Co.,
    Inc.

(2) Other charges of $4.7 million consist of $1.6 million facility start-up and relocation costs associated with the Philadelphia Consolidation and $3.1 million of acquisition related costs.

(3) Quality Foods was taxed as a partnership for federal and state income tax purposes prior to the Acquisition. Pro forma provision for income taxes and pro forma net income reflect the pro forma effect of income taxes as if it had been taxed as a C corporation for all periods presented. Included in pro forma income tax expense for the years ended December 31, 1994, 1995 and 1996 is an income tax benefit of $708,000, $52,000 and $218,000, respectively, relating to the extraordinary item -- early extinguishment of debt.

(4) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(5) Capital expenditures for the year ended December 31, 1995 included $3.6 million related to the Philadelphia Consolidation and $506,000 of maintenance capital expenditures. Capital expenditures for the year ended December 31, 1996 included $6.8 million related to the Philadelphia Consolidation and $413,000 of maintenance capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources."

(6) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (which includes amortization of deferred financing costs) whether expensed or capitalized and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

                SELECTED HISTORICAL FINANCIAL DATA OF CFP GROUP

    The following Selected Historical Consolidated Financial Data of CFP Group should be read in conjunction with the consolidated financial statements and related notes of CFP Group and other financial data included elsewhere in this Prospectus. The balance sheet data presented below as of September 30, 1993, 1994, 1995 and 1996 and March 31, 1997 and the statement of operations data presented below for the six months ended September 30, 1993 and March 31, 1997 and for the years ended September 30, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of CFP Group. The balance sheet data presented below as of September 30, 1992 and March 31, 1993 and the statement of operations data presented below for the year ended September 30, 1992 and the six months ended March 31, 1993 have been derived from the combination of the unaudited financial statements of CFP Group's predecessors, Center of the Plate Foods, Inc. and Best Western Foods, Inc. The balance sheet data as of March 31, 1996 and the statement of operations data for the six months ended March 31, 1996 have been derived from CFP Group's unaudited financial statements.

                               PREDECESSOR COMPANY(1)                                  CFP GROUP(2)
                             --------------------------  ------------------------------------------------------------------------
                                 YEAR       SIX MONTHS    SIX MONTHS                                         SIX MONTHS ENDED
                                 ENDED         ENDED         ENDED          YEAR ENDED SEPTEMBER 30,      -----------------------
                             SEPTEMBER 30,   MARCH 31,   SEPTEMBER 30,  --------------------------------  MARCH 31,    MARCH 31,
                                 1992          1993          1993         1994       1995        1996        1996        1997
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
                               (DOLLARS IN THOUSANDS)                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
    Net sales..............    $  71,591     $  38,332     $  44,285    $  86,598  $  61,543(3) $   65,996 $   30,335  $  60,529
    Cost of sales..........       63,373        34,169        40,352       76,485     49,868      53,818      23,766      52,276
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
    Gross profit...........        8,218         4,163         3,933       10,113     11,675      12,178       6,569       8,253
    Operating expenses.....        4,580         1,892         2,052        5,957      6,700       5,512       2,944       7,474
    Other charges..........       28,755(4)     --            --           --         --           4,996(5)      4,996(5)     --
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
      Income (loss) from
        operations.........      (25,117)        2,271         1,881        4,156      4,975       1,670      (1,371)        779
    Interest expense.......        3,717         1,906         1,307        2,443      2,632       3,232       1,512       4,681
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
      Income (loss) before
        income taxes and
        extraordinary
        items..............      (28,834)          365           574        1,713      2,343      (1,562)     (2,883)     (3,902)
    Provision (benefit) for
      income taxes.........          650           463           265          851      1,189        (409)       (662)       (541)
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
      Income (loss) before
        extraordinary
        item...............      (29,484)          (98)          309          862      1,154      (1,153)     (2,221)     (3,361)
    Extraordinary (loss) on
      early extinguishment
      of debt..............       --            --            --           --         --          --          --          (4,489)
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
      Net income (loss)....    $ (29,484)    $     (98)    $     309    $     862  $   1,154  $   (1,153) $   (2,221)  $  (7,850)
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
                             -------------  -----------  -------------  ---------  ---------  ----------  ----------  -----------
OTHER DATA:
    EBITDA(6)..............    $   6,220     $   3,070     $   2,582    $   6,003  $   6,685  $    3,758  $     (336)  $   3,026
    EBITDA as a percentage
      of net sales.........          8.7%          8.0%          5.8%         6.9%      10.9%        5.7%       (1.1)%        5.0%
    Net cash provided by
      (used in) operating
      activities...........        3,123           278          (427)       4,375      4,382         135      (1,102)      3,477
    Net cash used in
      investing
      activities...........       (7,576)       (2,186)         (606)        (666)    (1,785)     (1,811)     (1,921)    (67,293)
    Net cash (used in)
      provided by financing
      activities...........        5,997           523           308       (3,499)    (2,807)      2,168       3,869      65,462
    Depreciation and
      amortization.........    $   2,582     $     799     $     701    $   1,847  $   1,710  $    2,088  $    1,035   $   2,236
    Interest expense.......        3,717         1,906         1,307        2,443      2,632       3,232       1,512       4,681
    Capital expenditures...           19         1,214           445        1,515      5,054       3,009         545       1,674
    Ratio of earnings to
      fixed charges(7).....       --              1.18x         1.41x        1.64x      1.83x     --          --          --
BALANCE SHEET DATA:
    Working capital........    $   6,057     $   9,225     $   4,908    $   4,309  $   2,754  $    3,153  $    3,420   $  14,702
    Total assets...........       23,979        25,811        27,660       27,709     30,148      32,203      30,697     132,822
    Total debt, redeemable
      preferred stock and
      redeemable common
      stock................       46,187        46,755        20,369       18,847     19,526      23,223      23,782     142,174
    Total stockholders'
      equity
      (deficiency).........      (23,999)(4)    (24,240)(4)       4,026     4,828      5,884       4,020       3,932     (19,383)

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Predecessor Company reflects the combined operations of Center of the Plate Foods, Inc. and Best Western Foods, Inc. which were under common management and common control for the periods presented.

(2) CFP Group became the parent of CFP Holdings on December 31, 1996 after the recapitalization of CFP Holdings in a series of transactions whereby each person owning capital stock (or options to acquire capital stock of CFP Holdings) exchanged their equity interests for equivalent interest of capital stock (or options to acquire capital stock) of CFP Group. CFP Holdings commenced operations on April 1, 1993 after acquiring all of the outstanding stock of Center of the Plate Foods, Inc., and all significant operating assets of Best Western Foods, Inc. The CFP Group financial information includes the operations of Quality Foods from the date of the Acquisition.

(3) Sales declined during the year ended September 30, 1995 as a result of the decline in sales to the Arby's restaurant chain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) During the year ended September 30, 1992, Best Western Foods, Inc., one of CFP Group's predecessors, wrote off goodwill of $28.8 million which resulted in the stockholders' deficiency as of September 30, 1992 and March 31, 1993.

(5) Represents one-time costs associated with the termination of a Sales Brokerage Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) EBITDA is the sum of income before income taxes and interest, depreciation and amortization expense. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service indebtedness. However, EBITDA should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

(7) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest (which includes amortization of deferred financing costs) and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest. Earnings were inadequate to cover fixed charges by $28.8 million and $1.6 million for the years ended September 30, 1992 and 1996, respectively, and by $2.9 million and $3.9 million for the six months ended March 31, 1996 and 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The following should be read in conjunction with the Financial Statements of CFP Group and Quality Foods and the notes thereto and the Unaudited Pro Forma Condensed Combined Statements of Operations and notes thereto.

    Prior to the Acquisition, Quality Foods maintained a December 31 fiscal year end and reported interim results of thirteen equal four-week accounting periods. Custom Foods' fiscal year end was the 52-or 53-week period ending on the Saturday nearest to September 30 and its interim fiscal quarters were the 13-week periods ending on the Saturday nearest to December 31, March 31 and June
30. For ease of presentation, the Company has indicated the historical and pro forma results for the periods ending near September 30 included herein as ending on September 30. Following the Acquisition and the Recapitalization, the Company changed its fiscal year end to the Saturday nearest to March 31.

IMPACT OF ACQUISITION

    As of December 31, 1996, the Company acquired Quality Foods which became a wholly owned subsidiary of CFP Holdings, Inc. Management believes the Acquisition has positioned the Company as a leading developer, manufacturer and marketer of value-added meat and poultry products sold to the food service industry and manufacturers of packaged foods.

    Following the Acquisition and consummation of the Offering, the Company's results of operations will be significantly impacted by additional amortization expense of approximately $3.1 million per year for 20 years arising from the excess of purchase cost of Quality Foods over the net assets acquired and increased interest expense related to the Offering. See "Liquidity and Financial Resources."

    CFP Group

    The Company develops, manufactures and markets pre-cooked meat and poultry products sold primarily to manufacturers of branded and private label packaged foods and is a major supplier of frozen uncooked beef products to the Arby's restaurant chain. The Company's pre-cooked operations have experienced significant growth since 1992, due to strong growth in sales to Chef America and other customers.

    The Company's sales to Arby's declined significantly in fiscal 1995. Prior to fiscal 1995, the Company supplied Arby's on a national basis. However, in the first quarter of fiscal 1995, the Company entered into an 18-month contract to supply Arby's on a regional basis, reducing the scope of its arrangement due to a new competitive bidding process and a freight advantage enjoyed by certain other suppliers. Under this contract, sales to Arby's declined from $61.0 million in fiscal 1994 to $26.2 million in fiscal 1995, resulting in an overall 28.9% decrease in the Company's net sales. Nevertheless, the Company's income from operations during this period increased 19.7%, reflecting significant growth in its higher margin, pre-cooked operations. In June 1996, following completion of the expansion of its Kentucky facility, the Company entered into a new three-year contract to once again supply Arby's on a national basis.

    The Company's average net sales price per pound has declined each year since 1994, principally due to the reduction in beef costs, which were passed through to Arby's pursuant to a cost-plus contract. Average gross profit per pound increased in fiscal 1995 due to a change in product mix, lower pounds sold to Arby's and increased pounds sold of higher margin value-added products. The decline in average gross profit per pound in fiscal 1996 resulted principally from increased pounds sold to Arby's, which carry a lower margin.

    Due to capacity constraints and the growing needs of its customers, the Company significantly broadened its manufacturing operations and created a direct sales and marketing organization. As a result of this strategy, on January 8, 1996, the Company terminated the Sales Brokerage Agreement and made a termination payment of $5.0 million in lieu of annual commission payments. In connection with the termination of the Sales Brokerage Agreement, the Company hired a salesperson who was previously employed by the broker.

    CFP Group and its subsidiary, CFP Holdings, are holding companies which have no operations of their own and rely exclusively on their operating subsidiaries for their cash flows. There are no restrictions on the payment of dividends by the Company's operating subsidiaries to the Company.

CFP GROUP--RESULTS OF OPERATIONS

    The following table set forth certain historical information for the years ended September 30, 1994, 1995 and 1996, and the six month periods ended March 31, 1996 and 1997.

                                                                    FISCAL YEAR ENDED              SIX MONTHS ENDED
                                                                      SEPTEMBER 30,            MARCH 31,     MARCH 31,
                                                             -------------------------------  ------------  ------------
                                                               1994       1995       1996         1996          1997
                                                             ---------  ---------  ---------  ------------  ------------
                                                                        (IN THOUSANDS EXCEPT PER POUND DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales................................................  $  86,598  $  61,543  $  65,996   $   30,335    $   60,529
  Cost of sales............................................     76,485     49,868     53,818       23,766        52,276
                                                             ---------  ---------  ---------  ------------  ------------
  Gross profit.............................................     10,113     11,675     12,178        6,569         8,253
  Operating expenses.......................................      5,957      6,700      5,512        2,944         7,474
  Other charges............................................     --         --          4,996        4,996        --
                                                             ---------  ---------  ---------  ------------  ------------
    Income from operations.................................      4,156      4,975      1,670       (1,371)          779
  Interest expense.........................................      2,443      2,632      3,232        1,512         4,681
                                                             ---------  ---------  ---------  ------------  ------------
    Income (loss) before income taxes and extraordinary
      items................................................      1,713      2,343     (1,562)      (2,883)       (3,902)
  Provision (benefit) for income taxes.....................        851      1,189       (409)        (662)         (541)
                                                             ---------  ---------  ---------  ------------  ------------
    Income (loss) before extraordinary item................        862      1,154     (1,153)      (2,221)       (3,361)
  Extraordinary (loss) on early extinguishment of debt.....      -         --         --           --            (4,489)
                                                             ---------  ---------  ---------  ------------  ------------
    Net income (loss)......................................  $     862  $   1,154  $  (1,153)  $   (2,221)   $   (7,850)
                                                             ---------  ---------  ---------  ------------  ------------
                                                             ---------  ---------  ---------  ------------  ------------
OTHER DATA:
  Net sales:
    Value-added............................................  $  25,628  $  35,294  $  36,391   $   20,566    $   41,486
    Arby's.................................................     60,970     26,249     29,605        9,769        19,043
                                                             ---------  ---------  ---------  ------------  ------------
      Total................................................  $  86,598  $  61,543  $  65,996   $   30,335    $   60,529
                                                             ---------  ---------  ---------  ------------  ------------
                                                             ---------  ---------  ---------  ------------  ------------
  Pounds sold..............................................     56,823     43,371     50,417       22,673        41,300
  Average net sales price per pound........................  $    1.52  $    1.42  $    1.31   $     1.34    $     1.47
  Average gross profit per pound...........................  $    0.18  $    0.27  $    0.24   $      .29    $      .20

                                                                      FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                                                        SEPTEMBER 30,                 MARCH 31,        MARCH 31,
                                                            -------------------------------------  ---------------  ---------------
                                                               1994         1995         1996           1996             1997
                                                            -----------  -----------  -----------  ---------------  ---------------
STATEMENT OF OPERATIONS DATA:
  Net sales...............................................       100.0%       100.0%       100.0%         100.0%           100.0%
  Cost of sales...........................................        88.3         81.0         81.5           78.3             86.4
                                                                 -----        -----        -----          -----            -----
  Gross profit............................................        11.7         19.0         18.5           21.7             13.6
  Operating expenses......................................         6.9         10.9          8.4            9.7             12.3
  Other charges...........................................          --           --          7.6           16.5           --
                                                                 -----        -----        -----          -----            -----
    Income from operations................................         4.8          8.1          2.5           (4.5)             1.3
  Interest expense........................................         2.8          4.3          4.9            5.0              7.7
                                                                 -----        -----        -----          -----            -----
    Income (loss) before income taxes and extraordinary
      item................................................         2.0          3.8         (2.4)          (9.5)            (6.4)
  Provision (benefit) for income taxes....................         1.0          1.9         (0.6)          (2.2)            (0.9)
    Income (loss) before extraordinary item...............         1.0          1.9         (1.8)          (7.3)            (5.5)
  Extraordinary (loss) on early extinguishment of debt....          --           --           --             --             (7.4)
                                                                 -----        -----        -----          -----            -----
    Net income (loss).....................................         1.0%         1.9%        (1.8)%         (7.3)%          (12.9)%
                                                                 -----        -----        -----          -----            -----
                                                                 -----        -----        -----          -----            -----

SIX MONTHS ENDED MARCH 31, 1997 COMPARED TO SIX MONTHS ENDED MARCH 31, 1996.

    NET SALES. Net sales increased to $60.5 million in the six month ended March 31, 1997 from $30.3 million in the six month period ended March 31, 1996. Approximately $18.3 million of this $30.2 million increase was due to the inclusion of Quality Foods' sales subsequent to the Acquisition. Net sales to Arby's increased $9.3 million during this period as a result of increases in sales to several Eastern U.S. markets pursuant to the new three-year contract. Sales of Custom Food's value-added products increased moderately over the prior period, principally as a result of increased sales to new and existing customers. Total pounds sold by the Company increased 82% while the average net sales price per pound increased 10%. Pounds sold increased primarily due to the Quality Foods' results being included for three months and the increased Arby's sales. The net sales price per pound increased primarily from Quality Foods' sales which are at higher per pound prices than the sales to Custom Foods' customers.

    GROSS PROFIT. Gross profit increased to $8.3 million for the six months ended March 31, 1997 from $6.6 million for the six months ended March 31, 1996. All of the increase in gross profit was attributable to Quality Foods. The gross margin decreased to 13.6% for the six months ended March 31, 1997 from 21.7% for the six months ended March 31, 1996. The decline of the gross margin as a percent of sales was a result of increased costs for raw materials of Custom Foods' value added products which were not passed on to customers, an increase in sales to Arby's that have a relatively lower gross margin compared to sales to other customers, and lower margins on sales by Quality Foods. In connection with the purchase accounting adjustments made for the acquisition of Quality Foods, the Company increased the carrying value of the Quality Foods work in process and finished goods inventory by $1.5 million to reflect the fair value of the inventory purchased. The subsequent sale of this higher valued inventory at lower margins reduced the overall gross profit for the quarter ended March 31, 1997.

    OPERATING EXPENSES. Operating expenses increased to $7.5 million for the six months ended March 31, 1997, from $2.9 million for the six months ended March 31, 1996, principally attributable to (i) the inclusion of Quality Foods operating expenses from the December 31, 1996 acquisition date forward of approximately $1.8 million; (ii) compensation expense of $1.4 million recorded in connection with the Company's repurchase of common stock from employees immediately subsequent to their exercise of stock options; (iii) Acquisition and Offering closing bonuses to CFP Holdings and Quality Foods management of $500,000; and (iv) amortization of goodwill related to the Acquisition of $782,000.

    OTHER CHARGES. Other charges for the six months ended March 31, 1996 consisted of $5.0 million for termination of the Sales Brokerage Agreement in January 1996.

    INCOME FROM OPERATIONS. Income from operations increased to $800,000 for the six months ended March 31, 1997 from a loss of $1.4 million for the six months ended March 31, 1996, as a result of the lower gross margins being offset by the lack of other charges as discussed above.

    INTEREST EXPENSE. Interest expense increased to $4.7 million for the six months ended March 31, 1997 compared to $1.5 million for the six months ended March 31, 1996, primarily attributable to the Offering and the indebtedness incurred to finance the Acquisition.

    PROVISION FOR INCOME TAXES. The benefit for income taxes decreased from $662,000 for the six months ended March 31, 1996 to $541,000 for the six months ended March 31, 1997. The income tax benefit for the six months ended March 31, 1996 was less than the statutory rate due primarily to non-deductible expenses including officer's life insurance and goodwill amortization. The income tax benefit for the six months ended March 31, 1997 was less than the statutory rate due primarily to the Company providing a valuation allowance against the deferred tax asset.

    EXTRAORDINARY LOSS. The extraordinary loss of $4.5 million for the six months ended March 31, 1997 primarily represents the write-off of deferred financing costs due to early payment of long-term debt, partially offset by discounts gained due to early repayment of certain long-term debt.

    NET LOSS. Net loss increased to $7.9 million for the six months ended March 31, 1997 from $2.2 million for the six months ended March 31, 1996 due to the net impact of the foregoing items.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 ("FISCAL 1996") COMPARED TO FISCAL YEAR
  ENDED SEPTEMBER 30, 1995 ("FISCAL 1995")

    NET SALES. Net sales increased to $66.0 million in fiscal 1996 from $61.5 million in fiscal 1995, as a result of increases in sales to Arby's and other customers. Sales to Arby's increased in fiscal 1996 as a result of additional sales to several Eastern U.S. markets pursuant to the new three-year contract. Sales of value-added products by Custom Food Products increased slightly over the prior year, principally as a result of sales to new and existing customers. Total pounds sold by the Company increased 16.2% while the average selling price declined 7.7%. The average selling price decline primarily as a result of a reduction in beef prices from 1995 to 1996, which were passed through to Arby's under the cost-plus pricing structure of the contract.

    GROSS PROFIT. Gross profit increased to $12.2 million in fiscal 1996 from $11.7 million in fiscal 1995. The gross margin declined slightly to 18.5% in fiscal 1996 from 19.0% in fiscal 1995 principally as a result of increased sales to Arby's which are lower margin sales.

    OPERATING EXPENSES. Operating expenses decreased to $5.5 million in fiscal 1996 from $6.7 million in fiscal 1995, a 17.7% decrease, principally attributable to the net effect of the elimination of sales commissions as a result of the termination of the Sales Brokerage Agreement.

    OTHER CHARGES Other charges in fiscal 1996 consisted of $5.0 million for termination of the Sales Brokerage Agreement in January 1996.

    INCOME FROM OPERATIONS. Income from operations decreased to $1.7 million in fiscal 1996 from $5.0 million in fiscal 1995, primarily due to other charges noted above.

    INTEREST EXPENSE. Interest expense increased to $3.2 million in fiscal 1996 from $2.6 million in fiscal 1995, a 22.8% increase, primarily as a result of increased capitalized lease obligations.

    PROVISION (BENEFIT) FOR INCOME TAXES. Benefit for income taxes was $400,000 for fiscal 1996, a decrease of $1.6 million from the $1.2 million provision for income taxes for fiscal 1995, calculated using our effective tax rates on income
(loss) before income taxes. The effective tax rate benefit of 26.2% for fiscal 1996 changed from the effective income tax rate provision of 50.7% for fiscal 1995 principally as a result of the loss before income taxes in fiscal 1996 as compared to the income before income taxes in fiscal

1995. The effective tax rate of the income tax benefit in fiscal 1996 differed from the statutory rate as a result of non-deductible goodwill amortization, officers' life insurance and other non-deductible expenses.

    NET INCOME. A net loss of $1.2 million was incurred in fiscal 1996. This was a decrease of $2.4 million from the $1.2 million net income in fiscal 1995, due to the net impact of the foregoing items.

    FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO THE FISCAL YEAR ENDED SEPTEMBER 30, 1994

    NET SALES. Net sales declined to $61.5 million in fiscal year 1995 from $86.6 million in fiscal 1994, a 28.9% decrease, attributable to a decline in sales to Arby's, partially offset by increases in sales of value-added products to other customers. Net sales of value-added products increased to $35.3 million in fiscal 1995 from $25.6 million in fiscal 1994, a 37.7% increase, primarily attributable to increased sales to Chef America, as well as increased sales of new products to new and existing customers. Net sales to Arby's decreased to $26.2 million in fiscal 1995 from $61.0 million in fiscal 1994, a 56.9% decrease, as a result of the Company's change from a national to a regional supplier to the Arby's restaurant chain.

    GROSS PROFIT. Gross profit increased to $11.7 million in fiscal 1995 from $10.1 million in fiscal 1994. Gross profit from value-added products increased substantially in fiscal 1995, attributable to the increase in net sales, a reduction in the overall cost of raw materials, and an improvement in manufacturing operations and packaging costs as the Company commenced operations at its Kentucky facility in April 1995. On the other hand, gross profit from Arby's decreased substantially in fiscal 1995 due to the decreased volume associated with the 18-month contract entered into in the beginning of fiscal 1995. The gross margin increased to 19.0% in fiscal 1995 from 11.7% in fiscal 1994.

    OPERATING EXPENSES. Operating expenses increased to $6.7 million in fiscal 1995 from $6.0 million in fiscal 1994, principally attributable to increases in general and administrative expenses due to a newly created bonus plan and the hiring of additional management personnel. Operating expenses as a percentage of net sales increased to 10.9% in fiscal 1995 from 6.9% in fiscal 1994.

    INCOME FROM OPERATIONS. Income from operations increased to $5.0 million in fiscal 1995 from $4.2 million in fiscal 1994, a 19.7% increase, as a result of the factors discussed above.

    INTEREST EXPENSE. Interest expense increased to $2.6 million in fiscal 1995 from $2.4 million in fiscal 1994, a 7.7% increase, due to higher outstanding debt balances.

    PROVISION FOR INCOME TAXES. Income tax provision increased to $1.2 million in fiscal 1995 from $0.8 million in fiscal 1994. The effective tax rate increased to 50.7% for fiscal 1995 from 49.7% for fiscal 1994 principally as a result of the effect of non-deductible goodwill amortization, officers' life insurance and other non-deductible expenses on differing levels of income.

    QUALITY FOODS

    Quality Foods is one of the country's leading manufacturers of pre-cooked and uncooked, thinly-sliced beef used primarily in Philadelphia-style steak sandwiches. It also supplies sliced chicken products and lines of pre-cooked and uncooked meatballs and hamburger patties. Quality Foods has experienced significant growth in sales and operating profit since 1991, primarily due to the growth of its pre-cooked beef product, which is principally sold to the Subway restaurant chain, and to increases in sales of uncooked steak sandwich products. From fiscal 1993 to fiscal 1994, total pounds sold increased 22.0%. However, volume growth in 1995 was relatively flat due to a change in the timing and content of Subway's Fall steak and cheese sandwich promotion and capacity constraints at Quality Foods' Camden facility. Recently, Subway has run Spring and Fall steak and cheese sandwich promotions, the timing and success of which can significantly impact Quality Foods' net sales. For fiscal 1996, total pounds sold increased 9.9% over the prior fiscal year. Quality Foods' average net sales price per pound has declined each year since fiscal 1993, while the average gross profit per pound has increased each year during this period. Quality Foods' average net sales price per pound has declined because of a significant decline in its raw material cost, some of which was passed on to customers, and, to a lesser extent, a change in product mix. Average gross profit per pound has continued to increase because of the decline in raw material cost.

    In the past two years, Quality Foods has been capacity constrained in its Camden facility for its pre-cooked product, relying on third-party co-packing arrangements for between 45% and 55% of its cooking requirements. To alleviate this problem, in November 1996, Quality Foods substantially completed its $11.0 million Philadelphia Consolidation, comprised of the purchase, retrofit and renovation of a 150,000 square foot manufacturing facility in Philadelphia, and the consolidation of the manufacturing operations at the Penns Grove, New Jersey facility and the Collingswood, New Jersey administrative offices into the Philadelphia facility. In addition, the majority of the manufacturing capabilities and resources from Quality Foods' Camden, New Jersey facility were relocated to Philadelphia, with only certain limited slicing and cold storage functions remaining in Camden. The Company anticipates that by September 1997 all manufacturing and cold storage will have been relocated, after which the Camden facility will be closed and divested. During fiscal 1996, Quality Foods experienced facility start-up and relocation costs of $1.6 million. The Company believes the Philadelphia Consolidation may generate approximately $4.5 million in annual cost savings as a result of the improvements in Quality Foods' production processes through the use of new cooking equipment, the elimination of its historic dependence on outside co-packing arrangements, the reduction in overtime through productivity improvements and the elimination of redundant facility costs.

QUALITY FOODS--RESULTS OF OPERATIONS

    The following tables sets forth certain historical information for Quality Foods for the years ended December 31, 1993, 1994, 1995 and 1996.

                                                                                                            YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                     ------------------------
                                                                                                        1993         1994
                                                                                                     -----------  -----------
                                                                                                     (IN THOUSANDS EXCEPT PER
                                                                                                           POUND DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales........................................................................................   $  71,195    $  84,817
  Cost of sales....................................................................................      61,040       72,162
                                                                                                     -----------  -----------
  Gross profit.....................................................................................      10,155       12,655
  Operating expenses...............................................................................       5,266        6,887
  Other charges....................................................................................          --           --
                                                                                                     -----------  -----------
    Income from operations.........................................................................       4,889        5,768
  Interest expense.................................................................................       2,450        2,616
                                                                                                     -----------  -----------
    Income before extraordinary item...............................................................       2,439        3,152
  Extraordinary loss on early extinguishment of debt...............................................          --        1,771
                                                                                                     -----------  -----------
    Net income.....................................................................................       2,439        1,381
  Pro forma income taxes...........................................................................         976          553
                                                                                                     -----------  -----------
    Pro forma net income...........................................................................   $   1,463    $     828
                                                                                                     -----------  -----------
                                                                                                     -----------  -----------
OTHER DATA:
  Pounds sold......................................................................................      29,712       36,258
  Average net sales price per pound................................................................   $    2.40    $    2.34
  Average gross profit per pound...................................................................        0.34         0.35


                                                                                                        1995         1996

                                                                                                     -----------  -----------


STATEMENT OF OPERATIONS DATA:
  Net sales........................................................................................   $  84,694    $  90,582

  Cost of sales....................................................................................      67,930       71,448

                                                                                                     -----------  -----------

  Gross profit.....................................................................................      16,764       19,134

  Operating expenses...............................................................................       6,926        7,519

  Other charges....................................................................................          --        4,716

                                                                                                     -----------  -----------

    Income from operations.........................................................................       9,838        6,899

  Interest expense.................................................................................       2,129        1,871

                                                                                                     -----------  -----------

    Income before extraordinary item...............................................................       7,709        5,028

  Extraordinary loss on early extinguishment of debt...............................................         130          546

                                                                                                     -----------  -----------

    Net income.....................................................................................       7,579        4,482

  Pro forma income taxes...........................................................................       3,032        1,793

                                                                                                     -----------  -----------

    Pro forma net income...........................................................................   $   4,547    $   2,689

                                                                                                     -----------  -----------

                                                                                                     -----------  -----------

OTHER DATA:
  Pounds sold......................................................................................      36,905       40,542

  Average net sales price per pound................................................................   $    2.29    $    2.23

  Average gross profit per pound...................................................................        0.45         0.47

                                                                                                            YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                     ------------------------
                                                                                                        1993         1994
                                                                                                     -----------  -----------
STATEMENT OF OPERATIONS DATA:
  Net sales........................................................................................       100.0%       100.0%
  Cost of sales....................................................................................        85.7         85.1
                                                                                                     -----------  -----------
  Gross profit.....................................................................................        14.3         14.9
  Operating expenses...............................................................................         7.4          8.1
  Other charges....................................................................................          --           --
                                                                                                     -----------  -----------
    Income from operations.........................................................................         6.9          6.8
  Interest expense.................................................................................         3.4          3.1
                                                                                                     -----------  -----------
    Income before extraordinary item...............................................................         3.5          3.7
  Extraordinary loss on early extinguishment of debt...............................................          --          2.1
                                                                                                     -----------  -----------
    Net income.....................................................................................         3.5          1.6
  Pro forma income taxes...........................................................................         1.4          0.6
                                                                                                     -----------  -----------
    Pro forma net income...........................................................................         2.1%         1.0%
                                                                                                     -----------  -----------
                                                                                                     -----------  -----------


                                                                                                        1995         1996

                                                                                                     -----------  -----------

STATEMENT OF OPERATIONS DATA:
  Net sales........................................................................................       100.0%       100.0%

  Cost of sales....................................................................................        80.2         78.9

                                                                                                     -----------  -----------

  Gross profit.....................................................................................        19.8         21.1

  Operating expenses...............................................................................         8.2          8.3

  Other charges....................................................................................          --          5.2

                                                                                                     -----------  -----------

    Income from operations.........................................................................        11.6          7.6

  Interest expense.................................................................................         2.5          2.0

                                                                                                     -----------  -----------

    Income before extraordinary item...............................................................         9.1          5.6

  Extraordinary loss on early extinguishment of debt...............................................         0.1           .6

                                                                                                     -----------  -----------

    Net income.....................................................................................         9.0          5.0

  Pro forma income taxes...........................................................................         3.6          2.0

                                                                                                     -----------  -----------

    Pro forma net income...........................................................................         5.4%         3.0%

                                                                                                     -----------  -----------

                                                                                                     -----------  -----------


    FISCAL YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased $5.9 million to $90.6 million in fiscal 1996 as compared to $84.7 in fiscal 1995. Volumes increased 10% across all product lines offset by a 3% decrease in average selling price. Pre-cooked product volumes were impacted favorably by additional promotional activity of Quality Foods' product at Subway as compared to the prior year.

    GROSS PROFIT. Gross profit increased to $19.1 million in fiscal 1996 from $16.8 million in fiscal 1995, an increase of $2.3 million, due principally to declines in average raw material prices exceeding the declines in average selling prices.

    OPERATING EXPENSES. Operating expenses increased $0.6 million to $7.5 million in fiscal 1996 from $6.9 million in fiscal 1995. Operating expenses as a percentage of net sales increased slightly to 8.3% in fiscal 1996 as compared to 8.2% for fiscal 1995.

    OTHER CHARGES. Other charges of $4.7 million consist of $1.6 million facility start-up and relocation costs associated with the Philadelphia Consolidation and $3.1 million of acquisition related costs.

    INCOME FROM OPERATIONS. Income from operations decreased $2.9 million to $6.9 million in fiscal 1996 from $9.8 million in 1995 as described above.

    INTEREST EXPENSES. Interest expense declined to $1.9 million in fiscal 1996 from $2.1 million in fiscal 1995 due to lower outstanding debt balances.

    EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT. In fiscal 1996, Quality Foods prepaid certain debt in connection with its acquisition by the Company including prepayment premiums of $99,000 and wrote off related unauthorized financing fees of $447,000. In fiscal 1995, Quality Foods incurred a loss of $130,000 on the redemption of a tax exempt industrial revenue bond prior to maturity.

    FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales remained essentially unchanged at $84.7 million in fiscal 1995 compared to $84.8 million in fiscal 1994, principally due to operations being adversely affected by capacity constraints in the Camden facility, a decline in pre-cooked products sold due to changes in the timing and content of Subway's promotions of Quality Foods' products, the elimination of sandwich programs within certain Domino's regions and a 2.1% decrease in average selling prices, largely offset by growth in volume of uncooked sandwich steak products and chicken products sold to other customers.

    GROSS PROFIT. Gross profit increased to $16.8 million in fiscal 1995 from $12.7 million in fiscal 1994, a 32.5% increase, principally due to the decline in average raw material prices which exceeded the decline in average selling prices, partially offset by the increased use of overtime and outside processing and storage fees used due to capacity limitations. The gross margin increased to 19.8% in fiscal 1995 from 14.9% in fiscal 1994.

    OPERATING EXPENSES. Operating expenses remained substantially unchanged at $6.9 million in fiscal 1995 and fiscal 1994.

    INCOME FROM OPERATIONS. Income from operations increased to $9.8 million in fiscal 1995 from $5.8 million in fiscal 1994, a 70.6% increase, principally due to the increase in gross margin and stable operating expenses.

    INTEREST EXPENSE. Interest expense decreased to $2.1 million in fiscal 1995 from $2.6 million in fiscal 1994, a 18.6% decrease, due to lower outstanding debt balances and lower interest rates under a new senior debt agreement.

    EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT. In fiscal 1995, Quality Foods incurred a $130,000 loss on the redemption of a tax exempt industrial revenue bond prior to maturity. In fiscal 1994, Quality Foods incurred a loss of $1.8 million on the redemption prior to maturity of the debt outstanding under a senior debt agreement.

CFP GROUP-LIQUIDITY AND FINANCIAL RESOURCES

    The Acquisition has had a major impact on the Company's financial condition. At September 30, 1996, Quality Foods had total indebtedness of $20.0 million and at December 28, 1996 CFP Holdings had total indebtedness of $26.0 million. After giving effect to the Acquisition, the Offering and the Recapitalization and the application of the net proceeds therefrom, the Company's total consolidated indebtedness was $139.9 million at March 31, 1997. Interest payments on the Notes and anticipated interest and principal payments under the Bank Credit Agreement represent significantly increased obligations of the Company. The New Notes will require semi-annual interest payments commencing in July 1997. Borrowings under the Bank Credit Agreement bear interest at floating rates and require quarterly interest payments. The Bank Credit Agreement provides the Company with (i) a $10.0 million Term Loan, which requires a $1.4 million principal repayment in fiscal year 1998 and increasing principal repayments in later years, and matures in 2002, and (ii) a Revolving Credit Facility of $20.0 million with $500,000 outstanding at March 31, 1997. Approximately $5.0 million of the Revolving Credit Facility is reserved to provide letters of credit supporting the industrial revenue bond issue with respect to Quality Foods' Philadelphia facility and other obligations. All amounts under the Revolving Credit Facility outstanding will mature in 2002. See "The Quality Foods Acquisition" and "Description of Bank Credit Agreement."

    In addition to its debt service obligations, the Company requires liquidity for working capital and capital expenditures. The Company experiences seasonal increases in its working capital as a result of large product promotions and planned inventory increases based upon seasonally low raw material prices. In fiscal 1998, the Company expects its working capital to be at its lowest level in the Winter and to peak between May and September. Historically, the Company has experienced minimal bad debts with respect to accounts receivable and has experienced no material inventory obsolescence or shrinkage losses.

    For the fiscal year ended September 30, 1996, the Company spent $11.1 million on capital expenditures. Of this amount, approximately $7.5 million was spent by Quality Foods on the Philadelphia Consolidation and $1.5 million was spent by Custom Foods on an expansion of its Kentucky facility, which was financed principally through an increase in its capital lease facility. These projects were of a non-recurring nature that resulted in a substantial increase in the Company's capacities sufficient to sustain anticipated growth over the next several years. Excluding these items, the Company would have spent approximately $2.0 million during fiscal 1996, an amount which the Company believes is more reflective of historic levels of recurring annual capital spending of maintenance capital expenditures. For the six month fiscal year ended March 31, 1997, the Company spent $1.7 million on capital expenditures, including $1.3 million related to the Philadelphia Consolidation.

    The Company's primary sources of liquidity are cash flows from operations and borrowings under the Revolving Credit Facility. At March 31, 1997 approximately $9.9 million was available to the Company for borrowings under the Revolving Credit Facility, subject to inventory and accounts receivable levels. The Company anticipates that its working capital requirements, capital expenditures and debt service requirements for fiscal 1998 will be satisfied through a combination of cash flow from operations and funds available under the Revolving Credit Facility.

EFFECTS OF INFLATION

    Inflation has not had a significant effect on the operations of the Company. See "Risk Factors-- Suppliers and Raw Materials" and "Business--Raw Materials and Suppliers."

                                    BUSINESS

GENERAL

    The Company is a leading developer, manufacturer and marketer of value-added meat and poultry products sold to the foodservice industry and manufacturers of packaged foods. The Company provides a wide range of pre-cooked and uncooked products, including beef and chicken sandwich steaks; beef, pork and poultry meat rolls used in further processing; charbroiled products and crumble toppings; barbecue-flavored meats; and meatballs. The Company principally manufactures higher margin specialty products that provide superior quality and performance for the end-user and that are typically custom-formulated to meet specific customer requirements. In the foodservice industry, the Company supplies some of the country's leading restaurant chains and outlets, including Subway, Great Steak & Potato Co., International House of Pancakes, Inc., Domino's Pizza, Inc., Wal-Mart Stores, Inc., Nathan's Famous Inc., Blimpie International, Inc. and Arby's. The Company also serves many of the country's leading packaged foods manufacturers, including Chef America, H. J. Heinz Co., Inc. Foodbrands America, Inc., Schwan's Sales Enterprises Inc., Kraft Foods Inc. and McLane Company, Inc. The Company believes that its proprietary recipes and manufacturing processes, national presence and long-standing customer relationships pose barriers to entry for other manufacturers seeking to provide competitive products. The Company is comprised of two operating subsidiaries, Quality Foods, which was acquired on December 31, 1996, and Custom Foods. For the 12-month period ended September 30, 1996, the Company would have had pro forma net sales of $156.6 million, and for the six month fiscal year ended March 31, 1997, after giving effect to the Acquisition, the Offering and the application of the net proceeds therefrom and the other transactions referred to herein, the Company would have had pro forma net sales of $81.6 million.

    Quality Foods is one of the country's leading manufacturers of pre-cooked and uncooked, thinly-sliced beef used primarily in Philadelphia-style steak sandwiches. It also supplies sliced chicken products and pre-cooked and uncooked meatballs and hamburger patties. Quality Foods serves the foodservice industry, with particular emphasis on QSRs, sandwich chains and family dining establishments. For over ten years, Quality Foods has been the primary supplier of pre-cooked beef to the Subway restaurant chain for its popular steak and cheese sandwich. Quality Foods employs a proprietary forming and freezing process that, the Company believes, produces a product with excellent flavor and visual appearance, as well as superior yield when cooked. Because of its product quality and performance, Quality Foods has historically been able to charge a premium price for its uncooked sandwich steak products.

    From fiscal 1991 to fiscal 1995, Quality Foods experienced compound annual growth in net sales and operating profit of 14.5% and 26.1%, respectively, and for the nine months ended September 30, 1996 net sales and operating profit increased 9.4% and 39.2%, respectively, compared to the same period in 1995. The Company believes this growth has been due to Quality Foods' superior product quality, the expanding national presence of the Philadelphia-style steak sandwich on restaurant menus, increased demand by its customers for high value-added products and a continued focus on improving its proprietary low-cost manufacturing processes. Quality Foods sells its products through an established network of independent foodservice brokers and its direct sales force to over 400 foodservice distributors located in 42 states and six Canadian provinces. Quality Foods has recently developed and introduced several complementary beef and chicken products which, the Company believes, can be successfully marketed through these established distribution channels.

    In November 1996, Quality Foods completed the $11.0 million Philadelphia Consolidation which has more than doubled Quality Foods' production capacity and will enable it to meet its anticipated manufacturing needs for at least the next five years. The Company believes the Philadelphia Consolidation may generate approximately $4.5 million in annual cost savings as a result of the improvements in Quality Foods' production processes through the use of new cooking equipment, the elimination of its historic dependence on outside co-packing arrangements, the reduction in overtime through productivity improvements and the elimination of redundant facility costs.

    Custom Foods develops, manufactures and markets pre-cooked meat and poultry products sold primarily to manufacturers of branded and private label packaged foods, also referred to as "industrial" users, and is also a major supplier of frozen, uncooked beef product to the Arby's restaurant chain. Custom Foods' pre-cooked products include a variety of pork, beef, chicken and turkey items, such as meat rolls used in further processing; barbecue products; Mexican specialties; charbroiled patties and crumble toppings. Custom Foods focuses on sales to manufacturers of frozen and refrigerated convenience foods, including items in the fast-growing hand-held foods segment. In its more profitable pre-cooked operations, Custom Foods is the largest supplier of custom-formulated meat and poultry fillings to Chef America for use in substantially all of its microwaveable sandwich product lines. Chef America has accounted for a majority of Custom Foods' sales of pre-cooked products for each of the past three years and, according to Packaged Facts, Chef America is the country's leading manufacturer of frozen hand-held entrees. From fiscal 1992 to fiscal 1996, Custom Foods experienced compound annual growth in net sales and gross profit of 29.7% and 40.2%, respectively, in its pre-cooked operations, due to strong growth in Chef America's business and growth in demand from other industrial users for pre-cooked, cost-effective meat and poultry products. Due to capacity constraints and the growing needs of its customers, Custom Foods has, over the past two years, significantly broadened its operations with the opening and subsequent expansion of a new facility in Kentucky. With capacity expansions completed, Custom Foods recently created a direct sales and marketing department. Custom Foods has developed over 400 proprietary product formulations, many of which, the Company believes, can now be successfully marketed through this sales group.

    Custom Foods and its predecessors have supplied beef products to Arby's for over 20 years. Prior to fiscal 1995, Custom Foods supplied Arby's on a national basis. However, in the first quarter of fiscal 1995, Custom Foods entered into an 18-month contract to supply Arby's on a regional basis, reducing the scope of its arrangement due to a new competitive bidding process and a freight advantage enjoyed by certain other suppliers. Under this contract, sales to Arby's declined from $61.0 million in fiscal 1994 to $26.2 million in fiscal 1995, resulting in an overall 28.9% decrease in Custom Foods' net sales. Nevertheless, Custom Foods' income from operations during this period increased 19.7%, reflecting significant growth in its more profitable pre-cooked operations. In June 1996, following completion of the expansion of its Kentucky facility, Custom Foods entered into a new three-year contract to once again supply Arby's on a national basis. Despite increased sales and profitability associated with the new Arby's contract, Custom Foods plans to continue to focus on its faster growing, higher margin pre-cooked product operations.

HISTORY

    CFP Holdings was formed in 1993 by First Atlantic, a private investment firm specializing in acquiring and building middle market companies, to acquire the business of Best Western Foods, Inc. ("Best Western") and Center of the Plate Foods, Inc. ("Center of the Plate"). Best Western was a leading supplier of uncooked beef to the Arby's restaurant chain while Center of the Plate constituted what is today Custom Foods' value-added operations. Under First Atlantic's sponsorship, Custom Foods focused on building its core value-added product line by expanding its manufacturing facilities, enhancing its product development capabilities and developing a growth strategy aimed at diversifying its customer base. On December 31, 1996 CFP Holdings acquired Quality Foods.

    Founded in the 1940s as William Cohen and Son Co., Inc., Quality Foods has a 50-year history of supplying the foodservice industry. In 1992, Quality Foods was acquired by the Sellers, including David Cohen, an executive officer and director of the Company and grandson of Quality Foods' original founders. Under that ownership, Quality Foods focused on increasing sales of its sandwich steak products, and expanding and improving its proprietary manufacturing capabilities. Quality Foods is one of the leading manufacturers of sandwich steak products in the United States.

INDUSTRY

    Value-Added Meat and Poultry Processors

    Value-added meat and poultry processors such as the Company purchase raw cuts of beef, pork, chicken and turkey and process them into packaged form for further processing or for distribution into the foodservice and retail markets. Various steps including blending, forming, cooking, slicing and mixing with vegetables and flavorings are employed to create consistent products that fulfill specific preparation or processing needs of customers. Industry trends have increased the demand for value-added meat and poultry products like those provided by the Company, including the desire for more uniform and consistent end-products, continuous focus on reduced preparation and/or reduced manufacturing costs and increased food safety concerns. The Company believes that it is well positioned among value-added meat and poultry processors to capitalize on these trends as a result of its national distribution, broad pre-cooked product capabilities, multiple modern manufacturing facilities and a diversified focus on both foodservice and industrial markets.

    Foodservice

    The foodservice industry is composed of establishments that serve food outside the home and includes restaurants; the food operations of healthcare providers, schools and other institutions, hotels, resorts and corporations; and other non-traditional foodservice outlets. The foodservice industry generated $300 billion in revenues in 1995 and experienced compound annual growth of 4.7% from 1990 to 1995, according to Restaurants and Institutions, an industry publication. This growth has been driven by the increase in away-from-home meal preparation, which has accompanied the expanding number of both dual income and single-parent households. According to Technomic, Inc., the foodservice industry in the United States captured 51% of all consumer food expenditures in 1995, surpassing traditional retail supermarkets and outlets. Another trend within the foodservice industry is the growth in the number of non-traditional foodservice outlets such as, convenience stores, retail stores, supermarkets and food kiosks. These non-traditional locations often lack extensive cooking, storage or preparation facilities, resulting in a need for pre-cooked and prepared foods similar to those provided by the Company. The expansion in the foodservice industry has also been accompanied by the continued consolidation and growth of broadline and specialty foodservice distributors, many of which are long-standing customers of the Company.

    Industrial

    The majority of the Company's existing and targeted industrial customers are involved in the manufacture of branded and private label packaged foods. The same trends which have contributed to the increase in away-from-home meal preparation have also fueled the growth in easy to prepare, microwaveable frozen and refrigerated convenience foods. Among the fastest growing segments is the approximately $1.2 billion frozen and refrigerated hand-held foods market. According to Packaged Facts, a consumer product research publications firm, this market, which consists of burritos and other wrap sandwiches, pocket-style sandwiches, hand-held appetizers and other similar hand-held entree items, grew at a compound annual rate of 9.1% from 1993 to 1995, and is projected to grow at a compound annual rate of 8.0% from 1995 to 2000. This growth has been driven by improved product quality and variety and the increasing need for inexpensive, yet hearty, food items which require minimal preparation. Despite its rapid growth, many categories of frozen and refrigerated hand-held foods have achieved less than 20% household penetration. The Company believes it has been successful in establishing and maintaining supply relationships with many of the leading manufacturers in this market, including Chef America, and that it is well-suited to service this customer base with a broad line of value-added products which meet its customers needs.

PRODUCTS

    The Company manufactures and markets a wide variety of value-added beef, pork and poultry products for both foodservice and industrial customers. Products are provided in either "solid-muscle," or natural cut form, and "restructured" form, whereby natural cuts are ground, blended or emulsified to provide a generally more consistent and lower cost end product. The Company manufactures both pre-cooked and uncooked products in both portion-controlled and bulk form, depending upon the specific preparation, storage or manufacturing needs of the end customer. Various sauces, spices, marinades and vegetable mixtures are also used in certain of the Company's products.

    The following charts depict the Company's net sales by product category and meat variety, respectively, on a pro forma basis for the fiscal year ended September 30, 1996.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           PRO FORMA NET SALES
Fiscal Year Ended
September 30, 1996
Pork                                             10%
Beef (Uncooked Arby's)                           19%
Beef (Other)                                     61%
Poultry                                          10%
Arby's Uncooked Beef                             19%
Uncooked Hamburger Patties and Meatballs          1%
Charbroiled Products and Crumble Toppings         3%
Meat Rolls and Other Value-added                 20%
Sandwich Steaks                                  57%

    Foodservice

    The Company's primary foodservice products are thinly-sliced beef and chicken used in Philadelphia-style sandwiches. Sandwich steaks are marketed principally under the Quality Foods' Philly-Quik and Blue Diamond brand names and are sold in both uncooked, portion-controlled form and in pre-cooked, bulk packaged form. The Company employs a proprietary forming and freezing process for its sandwich steak products that, the Company believes, produces a product with excellent flavor and visual appearance, as well as superior product yield when cooked. Because of its product quality and performance, the Company has historically been able to charge a premium price for its uncooked sandwich steak products. The Company's pre-cooked sandwich steak meat has historically been sold principally to Subway. With the substantial completion of the Philadelphia Consolidation, the Company will have sufficient capacity to begin marketing this product to other large QSRs and foodservice operators. In addition, new products under development include portion-controlled, pre-cooked versions of its current products for QSRs and non-traditional foodservice operators, as well as a pre-cooked chicken product.

    The Company's foodservice products also include a variety of pre-cooked items including charbroiled hamburger patties, chicken breasts, pork-rib patties and other sandwich meats; meat crumble toppings and meatballs; stripped, sliced and diced meats used in salad bars and entree dishes; barbecue meats in a variety of regional sauces; and Mexican specialties including fajita meats and taco fillings. These products are provided principally pre-cooked and are packaged in either portion-controlled or bulk form. In addition, the Company is currently installing a new, multi-purpose cooking oven in its Montebello, California facility, capable of producing a broad array of pre-cooked crumble toppings and meatballs.

    The Company also manufactures certain other uncooked meat products for the foodservice industry including an uncooked restructured beef product for the Arby's restaurant chain, as well as meatballs and hamburger patties.

    Industrial

    The Company provides pre-cooked meat and poultry products to manufacturers of packaged foods. Industrial products are typically manufactured using "least-cost" formulations and are generally sold in restructured, as opposed to natural cut form. This involves blending various cuts of meat or poultry with seasonings, vegetable-based binders and other ingredients to produce a product that will retain a high degree of consistency through the customer's manufacturing process. These products are often subjected to multiple further processing steps, including blending, re-heating and re-freezing by the Company's customers and thus are typically formulated with taste, performance, nutritional and cost characteristics specific to each customer's requirements. The majority of the Company's industrial products are sold in roll-form, which the customer then slices, dices or otherwise processes to produce an end product. Increasingly, the Company has provided its products in sliced, diced or stripped form, some of which are blended with seasonings and sauces, in accordance with the manufacturing requirements of its customers. With the added production capacity afforded by recent capital improvements to its facilities, the Company will be able to expand its processing capabilities to take advantage of what it believes is a growing demand among packaged food manufacturers for more highly processed products.

CUSTOMERS AND END PURCHASERS

    The Company serves over 600 active customers including broad line and specialty foodservice distributors, packaged foods manufacturers and major national and regional restaurant chains. On a pro forma basis, Subway, Arby's and Chef America accounted for 26.4%, 20.2% and 16.7% of the Company's net sales, respectively, in fiscal 1996. No other customer accounted for as much as 4.5% of the Company's net sales during that year. See "Risk Factors--Importance of Key Customers."

    The Company supplies its foodservice customers generally through distributors which take title to the product and resell it. Among the Company's customers are many of the country's largest broad line and specialty food service distributors including Sysco Corporation, Alliant Food Service, Inc., PYA/Monarch, Inc., Rykoff/Sexton, Pro Source Distribution, Inc. and J.P. Foodservice. While the sale is made to the distributor, the Company maintains active customer relationships with many large end purchasers including Subway, Great Steak & Potato Co., International House of Pancakes, Inc., Domino's Pizza, Inc., Nathan's Famous Inc., Blimpie International, Inc. and Arby's. For these and other large end purchasers, the Company's products generally go through extensive qualification procedures and its manufacturing capabilities are subjected to thorough review by the end purchasers prior to the Company's approval as a vendor. Large end purchasers typically select suppliers that can consistently meet increased volume requirements on a national basis during peak promotional periods. In its value-added operations, the Company believes that its manufacturing flexibility, national presence and long-standing customer relationships pose barriers to entry for other manufacturers seeking to provide similar products to the Company's current large foodservice end purchasers.

    The Company's industrial customers comprise some of the leading packaged foods manufacturers in the country, including Chef America, H.J. Heinz Co., Inc., Foodbrands America, Inc., Schwan's Sales Enterprises, Inc., Kraft Foods, Inc. and McLane Company. Given the highly customized nature of the Company's products, relationships are generally maintained at various levels within the Company. The Company believes that it has been able to maintain and expand these relationships through its attention to customer service, by providing products that consistently meet the changing needs of its customers and by remaining cost competitive. The Company believes that once its value-added products are approved as principal ingredients in its customers' end products, there exist high barriers to entry for other manufacturers as long as the Company's overall quality, costs and product support remain competitive.

SALES AND MARKETING

    Prior to the Acquisition, Quality Foods and Custom Foods maintained separate sales and marketing efforts. The Company plans to divide its sales and marketing efforts between the foodservice and industrial markets in order to better serve its target markets.

    Direct Sales Force

    The Company has a 16-person direct sales force consisting of ten professionals with extensive experience in the value-added meat industry, and six sales support personnel. Direct sales and marketing efforts differ substantially between foodservice and industrial accounts.

    In its foodservice sales operations, the Company employs ten sales and sales support personnel, located in Colorado, Florida, Maryland and Pennsylvania. These individuals develop and maintain the Company's relationships with large end purchasers, including Subway and its various franchisee groups, QSRs, sandwich chains and major distributors. Sales personnel also interface with the Company's independent foodservice distributor network, principally for the purposes of developing new accounts for existing products as well as developing new products to market through the existing channels.

    Industrial sales are conducted by six in-house sales and sales support personnel, located in Arizona, California, Maryland and Texas. In this segment, sales are generally made without the use of foodservice brokers, and involve a high degree of customer service and interaction with the product development, manufacturing and purchasing personnel of the end purchaser. Due to historical capacity constraints in the Company's pre-cooked product lines, a formal industrial sales and marketing effort was not established until early in calendar year 1996. The Company intends to continue to add experienced direct salespeople in this area to increase its sales penetration among packaged foods manufacturers on a national basis.

    Independent Broker Network

    The Company maintains a network of 44 independent foodservice brokers covering 42 states and six Canadian provinces all of which are compensated on a commission basis. The Company estimates that these brokers employ over 200 individual sales personnel. The Company believes that its broker relationships are a valuable asset providing significant new product and customer opportunities. The brokers perform several significant functions for the Company including identifying and developing new business opportunities and providing customers service and support to the Company's distributors and end purchasers.

MANUFACTURING AND PROCESSING

    The Company purchases whole cuts of raw meat and poultry in either fresh or frozen form and subjects them to various processing steps including blending, forming, cooking and, in some cases, further processing including shredding, cubing, slicing and the addition of sauces and vegetables. The Company has developed highly specialized products for customers which include proprietary recipes and manufacturing processes that the Company believes would be difficult for a competitor to duplicate. Custom Foods usually develops the recipes and manufacturing processes for its customers, or receives general requirements and then develops a product formulation and manufacturing process to produce a product that meets the needs of its customers. These requirements can include specific fat and nutritional content, taste, texture, and various performance characteristics specific to the customer's manufacturing process.

    The Company generally retains ownership of its proprietary manufacturing processes and generally retains ownership of its product recipes. Although the customer often specifies the ultimate "label" requirements and product specifications, the actual manufacturing steps and processes typically remain confidential and proprietary to the Company.

RAW MATERIALS AND SUPPLIERS

    The Company's principal raw materials consist of fresh and frozen cuts of beef, pork and poultry, purchased from a variety of local, national and foreign suppliers. The Company often makes forward volume commitments on raw materials to lock in availability and pricing consistent with its production expectations. The Company also purchases a variety of spices, binders, sauces and other product additives used in the manufacturing process.

    The Company typically utilizes a variety of meat and poultry cuts in the manufacture of its restructured products. In its sandwich steak product lines, however, the Company generally purchases beef lifter and loin tail cuts to ensure product quality and consistency throughout the manufacturing process. Lifter meat, and to a lesser extent loin tail, have historically experienced significant price fluctuations during the course of the year based on seasonal buying patterns of large users and product availability relative to other cuts of beef, with prices typically lowest from May to August and highest in the Spring and Fall. Historically, the Company has purchased larger quantities during the low points in the seasonal cycle, formed the product into an intermediate stage and frozen it for further processing as production requirements dictate.

    The Company believes that its beef, pork and poultry raw materials are available from a number of sources at market prices and quantities sufficient to meet its anticipated production needs. The Company does, however, concentrate certain beef and pork purchases to ensure the highest quality and consistency of product and to improve its overall costs. For fiscal 1996 on a pro forma basis, the Company purchased 40.9% of the dollar value of its meat and poultry requirements from divisions of ConAgra, Inc.

PATENTS AND TRADEMARKS

    The Company has no material patents or trademarks on which its business depends.

COMPETITION

    The Company competes in highly competitive markets with a significant number of companies of various sizes, including divisions or subsidiaries of larger companies. The principle competitive factors in its markets are product quality and consistency, price, customer service, ability to produce highly specialized products to meet specific customer requirements. Many of the Company's competitors are larger and have greater financial resources.

    The Company competes with various local and regional manufacturers, including Liberty Bell Meat Co. and Devault Meat Co. in sales of the uncooked Phildelphia-style steak sandwich products. In its pre-cooked sandwich steak line, the Company competes with Waltham Beef and Provision and Allied Meat Co. The markets for the Company's industrial products are very fragmented and the Company generally competes with a number of national and regional competitors in those markets, a number of which are significantly larger than the Company. In sales to Arby's, the Company competes with Cargill, IBP, Inc. and Emmbers.

GOVERNMENT REGULATORY MATTERS

    The Company is subject to federal, state and local health laws and regulations that establish standards for the manufacture, storage, labeling and transport of foodstuffs. The USDA is the regulatory body that is primarily responsible for monitoring the Company's operations. Beef, pork and poultry inspection is mandatory, under the jurisdiction of the Food Safety and Inspection Service (a division of the USDA), for meat that is transported across state lines or is otherwise placed in interstate commerce.

    The Company operates USDA-approved facilities. The Company's programs are designed to assure that its Company's products are manufactured under conditions that meet or exceed all applicable government standards. Such programs are monitored by federal inspectors and include: (i) inspection of meat at various stages of processing, (ii) temperature monitoring for both fresh and cooked meat, (iii) review and approval of labelling and (iv) controlling and monitoring the use of additives.

    The operations and the products of the Company are also subject to state and local regulation through such measures as licensing of plants, enforcement of health standards and inspection of the facilities. Enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of violative products, cease and desist orders, injunctions, monetary penalties and/or impoundment. The Company believes that its facilities and practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

EMPLOYEES

    As of March 31, 1997, the Company had 568 employees, 494 of whom were engaged in manufacturing and warehousing, 16 were engaged in sales and marketing and 58 were engaged in administration.

    The Company's unionized employees include 196 employees at Quality Foods' Philadelphia facility who are represented by the Teamsters Union. In addition, the Company has 46 employees at Custom Foods' Montebello facility who are represented by the Teamsters Union under a contract that expires on March 31, 2000. Neither Quality Foods nor Custom Foods has had a strike during the past ten years.

PROPERTIES

    The following table sets forth the Company's principal facilities:

                                                                                                         SQUARE
LOCATION                                                               PURPOSE           OWNED/LEASED    FOOTAGE
------------------------------------------------------------  -------------------------  -------------  ---------
Philadelphia, PA............................................  Manufacturing and                Owned      150,000
                                                              Administrative Offices
Camden, NJ..................................................  Manufacturing                    Owned       45,000
Montebello, CA..............................................  Manufacturing and               Leased       32,000
                                                              Administrative Offices
Owingsville, KY.............................................  Manufacturing                   Leased       38,000
Vernon, CA..................................................  Manufacturing                   Leased       20,000

ENVIRONMENTAL MATTERS

    The business operations of the Company and the operation of real property by Custom Foods and Quality Foods are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with federal, state and local environmental laws and regulations is not expected to have a material impact on the Company's capital expenditures, earnings or competitive position. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures.

    Environmental assessment audits conducted prior to Quality Foods' acquisition of the Philadelphia facility revealed the presence there of petroleum hydrocarbon contamination from former underground storage tank operations. The facility's former owner has conducted assessment and remedial work at the site under the oversight of the Pennsylvania Department of Enviromental Protection. Soil and groundwater remediation is substantially complete. Pursuant to an agreement among the facility's former owner, Quality Foods, and the Commonwealth of Pennsylvania, subject to certain exceptions, Quality Foods is not responsible to the Commonwealth of Pennsylvania for identified environmental contamination that occurred on the site prior to Quality Foods' acquisition of the facility.

LEGAL PROCEEDINGS

    The Company is not involved in any legal matters within or outside of the normal course of business which would have a material impact on the operations or financial position of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    Set forth below are the names, ages and positions of the directors, executive officers and significant employees of the Company. All directors hold office until the next annual meeting of stockholders of the Company and until their successors are duly elected and qualified, and all executive officers hold office at the pleasure of the Board of Directors.

NAME                                                       AGE      POSITION(S)
-----------------------------------------------------      ---      -----------------------------------------------------
          EXECUTIVE OFFICERS AND DIRECTORS
Roberto Buaron.......................................          51   Director, Chairman
Robert Gioia.........................................          48   Director, President and Chief Executive Officer
Richard Griffith.....................................          64   Director, Vice Chairman
David Cohen..........................................          33   Director, Executive Vice President
Eric Ek..............................................          41   Director, Vice President, Chief Financial Officer and
                                                                      Secretary
James Long...........................................          54   Director, Vice Chairman and Treasurer
Andrew Kohn..........................................          29   Director
Keith Pennell........................................          30   Director
James Schubauer II...................................          33   Director

                SIGNIFICANT EMPLOYEES
Robert Capobianco....................................          42   Director of Operations--Quality Foods
Larry Davis..........................................          41   Chief Financial Officer--Quality Foods
Steven Diener........................................          52   Vice President--Sales and Marketing--Custom Foods
Gerald Harger........................................          48   Vice President of National Accounts--Quality Foods
Jeffry Kohlhoff......................................          48   Vice President--Manufacturing--Custom Foods

    ROBERTO BUARON has been the Chairman and a director of CFP Holdings since December 1996. He is the Chairman and Chief Executive Officer of First Atlantic, which he founded in 1989. From 1987 to 1989, he was an Executive Vice President with Overseas Partners, Inc., an investment management firm. Mr. Buaron is currently a director of BPC Holding Corporation.

    ROBERT GIOIA has been the President, Chief Executive Officer and a director of CFP Holdings since December 1996. He has been the Chairman and Chief Executive Officer of Quality Foods and of a corporation (of which he is the sole stockholder) which was a partner of Quality Foods since July 1992. He has held management positions in the food processing industry for over 22 years. Prior to joining Quality Foods, Mr. Gioia was responsible for sales and marketing of the foodservice division, both restaurant and institutional, of the Red Wing Company, a national food manufacturer and processor. In addition, Mr. Gioia held several positions, including Vice President, with the Gioia Macaroni Company, a national pasta manufacturer founded by the Gioia family in 1910.

    RICHARD GRIFFITH has been the Vice Chairman of CFP Holdings since December 1996 and a director of CFP Holdings since March 1993. He has been the President and Chief Executive Officer of Custom Foods since March 1993. Prior to the formation of the Company, Mr. Griffith served as President and Chief Executive Officer of the Company's predecessors, Best Western and Center of the Plate since November 1991. Mr. Griffith was the founding Chairman of Arcop, Inc., the purchasing cooperative of the Arby's restaurant chain.

    DAVID COHEN has been the Executive Vice President and a director of CFP Holdings since December 1996. He has been President and Chief Operating Officer of Quality Foods since July 1992 and president of a corporation (of which he is the sole stockholder) which was a partner of Quality Foods. Mr. Cohen joined Quality Foods in 1983 and has served in numerous positions, including National Sales Manager, before becoming Chief Operating Officer.

    ERIC EK has been the Vice President and Chief Financial Officer of the Company since July 1993 and a director of CFP Holdings since December 1996. Previously, Mr. Ek was a Managing Director at Takenaka & Company, a Pacific Rim focused investment banking firm from 1990 to 1993. At Takenaka, Mr. Ek was the Chief Financial Officer of a residential home builder and a Chief Administrative Officer for a manufacturing firm. Prior to joining Takenaka, Mr. Ek was employed by KPMG Peat Marwick and Ernst & Young. Mr. Ek is a Certified Public Accountant.

    JAMES LONG has been the Vice Chairman and Treasurer of CFP Holdings since December 1996 and a director of the Company since March 1993. He has been an Executive Vice President of First Atlantic since March 1991. From January 1990 to February 1991, Mr. Long was an Executive Vice President at Kleinwort Benson Equity Fund, a leveraged buyout fund. Mr. Long is currently a director of BPC Holding Corporation.

    ANDREW KOHN has been a director of CFP Holdings since December 1996. Mr. Kohn is a Vice President of First Atlantic, with which he has been employed since 1994. Previously, Mr. Kohn was employed by Berkshire Partners, a private equity investment firm, and Bear Stearns & Co.

    KEITH PENNELL has been a director of CFP Holdings and Assistant Secretary since January 1994. Mr. Pennell is a Vice President of First Atlantic with which he has been associated since 1992. From 1989 to 1992, Mr. Pennell worked in the investment banking department of Dean Witter Reynolds, Inc.

    JAMES SCHUBAUER II has been a director of CFP Holdings and Assistant Secretary since December 1996. He joined First Atlantic as a Senior Vice President in September 1996. Prior to that, Mr. Schubauer was a Senior Vice President with the private equity investment firm Rosecliff, Inc., prior to which he worked in various positions at SG Warburg & Co., CS First Boston and Morgan Stanley & Co., Inc.

    ROBERT CAPOBIANCO has worked for Quality Foods since December 1989 and been the Director of Operations of Quality Foods since October 1992. Prior to joining Quality Foods, Mr. Capobianco worked as Operations Manager at Southern Best Foods. Mr. Capobianco has over 17 years of experience in the meat industry.

    STEVEN DIENER has been the Vice President--Sales and Marketing of Custom Foods since December 1996. Prior to joining Custom Foods in 1995, Mr. Diener was the Vice President--Sales and Marketing for Wilshire Meat Sales. Previously, Mr. Diener was the President of McLane Foods, Inc.

    LARRY DAVIS has been the Chief Financial Officer of Quality Foods since March 1995, having joined Quality Foods in July 1994. He was most recently a Senior Manager with Ernst & Young LLP, an international accounting and consulting firm, where he was employed for 15 years. Mr. Davis is a Certified Public Accountant.

    GERALD HARGER has been the Vice President of National Accounts of Quality Foods since October 1993. He most recently worked as President and Chief Operating Officer of Tavilla Marketing, the North American Import Division of Albert Fisher, Inc., an international produce holding corporation. Mr. Harger has over ten years of experience with foodservice national accounts, and was National Accounts Manager for Leprino Foods.

    JEFFRY KOHLHOFF has been the Vice President--Manufacturing of Custom Foods since December 1994. Prior to joining Custom Foods, Mr. Kohlhoff was the Director of Quality Assurance for Chef America from 1993 to 1994. Prior to that, Mr. Kohlhoff was the Vice President of Quality Management for Stokely USA, Inc. from 1986 to 1993.

COMPENSATION OF DIRECTORS

    All directors are reimbursed for their usual and customary expenses incurred in attending all Board of Directors and committee meetings. Directors of the Company receive no remuneration for serving as directors.

EXECUTIVE COMPENSATION

    The following table sets forth a summary of the compensation earned by the Company's Chief Executive Officer and its four other most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities during the last fiscal year.

                         SUMMARY COMPENSATION TABLE (1)

                                                                                             LONG-TERM
                                                          ANNUAL COMPENSATION               COMPENSATION
                                                   ---------------------------------  ------------------------
                                                                                                                     ALL
                                                                                        OPTIONS       LTIP          OTHER
                                                     FISCAL      SALARY      BONUS      GRANTED      PAYOUTS    COMPENSATION
NAME OF EXECUTIVE OFFICER                             YEAR         ($)        ($)         (#)          ($)           ($)
-------------------------------------------------  -----------  ---------  ---------  -----------  -----------  -------------
Robert Gioia.....................................        1997     231,761(2)   380,222(3)      0        0             1,159(4)
                                                   --------------------------------------------------------------------------
Richard Griffith.................................        1997     300,000    196,200(5)      0          0             7,015(6)
                                                   --------------------------------------------------------------------------
David Cohen......................................        1997     165,696(7)   248,016(8)      0        0            13,159(9)
                                                   --------------------------------------------------------------------------
Eric Ek..........................................        1997     151,884    120,100 10)      0         0             7,015(11)
                                                   --------------------------------------------------------------------------
Jeffry Kohlhoff..................................        1997     129,392    119,127 12)      0         0             0

------------------------

(1) For purposes of this table, the fiscal year referred to herein means the 12-month period ended March 31, 1997.

(2) Consists of $151,097 of compensation received for the first 9 months of the fiscal year from Quality Foods and $80,664 of compensation received for the last 3 months of the period from the Company. Mr. Gioia's base compensation under his employment agreement with the Company is $325,000.

(3) Consists of (i) $147,722 of bonus received for the first 9 months of the period from Quality Foods, (ii) $12,500 of bonus earned for the last 3 months of the period from the Company, (iii) $120,000 of bonus received from Quality Foods in connection with the consummation of the Acquisition and
    (iv) $100,000 of bonus received in connection with the consummation of the Offering.

(4) Consists of $1,159 excess term life insurance.

(5) Includes (i) $42,857 of bonus received in connection with the consummation of the Acquisition and (ii) $107,143 of bonus received in connection with the consummation of the Offering.

(6) Consists of $7,015 of value of personal use of the Company's automobile.

(7) Consists of $106,814 of compensation received for the first 9 months of the period from Quality Foods and $58,882 of compensation received for the last 3 months of the period from the Company. Mr. Cohen's base compensation under his employment agreement with the Company is $240,000.

(8) Consists of (i) $105,516 of bonus received for the first 9 months of the period from Quality Foods, (ii) $12,500 of bonus earned for the last 3 months of the period from the Company, (iii) $120,000 of bonus received from Quality Foods in connection with the consummation of the Acquisition and
    (iv) $10,000 of bonus received in connection with the consummation of the Offering.

(9) Consists of $1,159 excess term life insurance and $12,000 car allowance.

(10) Includes (i) $28,571 of bonus received in connection with the consummation of the Acquisition and (ii) $71,429 of bonus received in connection with the consummation of the Offering.

(11) Consists of $4,545 of disability insurance, $370 excess term life insurance and $2,100 of car allowance.

(12) Includes (i) $28,571 of bonus received in connection with the consummation of the Acquisition and (ii) $71,429 of bonus received in connection with the consummation of the Offering.

                       OPTION GRANTS IN LAST FISCAL YEAR

    There were no options granted to any of the Named Executive Officers in the last fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTIONS VALUES

    The following table sets forth information with respect to each exercise of stock options during the last fiscal year. by each of the Named Executive Officers and the number of options held at fiscal year end and the aggregate value of in-the-money options held at fiscal year end.

                                                                                                     VALUE OF
                                                                                      NUMBER OF     UNEXERCISED
                                                                                     SECURITIES    IN-THE-MONEY
                                                                                     UNDERLYING     OPTIONS AT
                                                                                     OPTIONS AT       FY-END
                                                                                     FY-END (#)       ($)(1)
                                                            SHARES        VALUE     -------------  -------------
                                                         ACQUIRED ON    REALIZED    EXERCISABLE/   EXERCISABLE/
NAME                                                     EXERCISE (#)      ($)      UNEXERCISABLE  UNEXERCISABLE
-------------------------------------------------------  ------------  -----------  -------------  -------------
Robert Gioia...........................................           --           --        0/0            0/0
Richard Griffith.......................................        2,296      929,880      0/1,149       0/465,345
David Cohen............................................           --           --        0/0            0/0
Eric Ek................................................          935      378,675       0/444        0/179,820
Jeffry Kohlhoff........................................          459      185,895       0/230        0/93,150

------------------------

(1) Based on the fair market value of the Common Stock at March 31, 1997 ($694.00 per share), as determined by the Company's Board of Directors.

EMPLOYMENT AGREEMENTS

    The Company has entered into an employment agreement with Mr. Gioia (the "Gioia Employment Agreement") that expires on December 31, 2001 or on an earlier date in accordance with the terms of the Gioia Employment Agreement. Base compensation under the Gioia Employment Agreement is $325,000 per year plus an annual adjustment beginning in January 1998 based on the Consumer Price Index. Mr. Gioia is also eligible to participate in the Company's annual cash bonus plan which is based upon the Company's achievement of certain annual performance targets, subject to the right to receive a minimum annual cash bonus of $50,000. The Company may terminate Mr. Gioia at any time for "cause" or after a specified period upon a "disability" (as such terms are defined in the Gioia Employment Agreement). If the Company terminates Mr. Gioia "without cause" (as such term is defined in the Gioia Employment Agreement), Mr. Gioia is entitled to receive, among other things, the aggregate of his base salary and the pro rata portion of his minimum annual bonus payable through the later of December 31, 2001 or 18 months from the date of termination by the Company "without cause." In connection with the Gioia Employment Agreement, upon the adoption of the 1997 Stock Option Plan Mr. Gioia will be granted options to purchase up to that number of shares of Class B Nonvoting Common Stock, $.01 par value, of CFP Group (the "Class B Nonvoting Common Stock") equal to 1.25% of the total number of issued and outstanding shares of common stock of CFP Group (determined on a fully-diluted basis).

    The Company has entered into an employment agreement with Mr. Griffith (the "Griffith Employment Agreement") that expires on December 31, 1999 or on an earlier date in accordance with the terms of the Griffith Employment Agreement. Base compensation under the Griffith Employment Agreement is $300,000 per year plus an annual adjustment beginning in July 1997 based on the Consumer Price Index. Mr. Griffith is also eligible to participate in the Company's annual cash bonus plan which is based upon Custom Foods' achievement of certain annual performance targets. The Company may terminate Mr. Griffith at any time for "cause" or after a specified period upon a "disability" (as such terms are defined in the Griffith Employment Agreement). If the Company terminates Mr. Griffith "without cause" (as such term is defined in the Griffith Employment Agreement), Mr. Griffith is entitled to receive, among other things, the aggregate of his base salary payable through the earlier of December 31, 1999 or 18 months from the date of termination by the Company "without cause" and the pro rata portion of his annual bonus for the fiscal year in which such termination occurred.

    The Company has entered into an employment agreement with Mr. Cohen (the "Cohen Employment Agreement") that expires on December 31, 1999 or on an earlier date in accordance with the terms of the Cohen Employment Agreement. Base compensation under the Cohen Employment Agreement is $240,000 per year plus an annual adjustment beginning in January 1998 based on the Consumer Price Index. Mr. Cohen is also eligible to participate in the Company's annual cash bonus plan which is based upon Quality Food's achievement of certain annual performance targets, subject to the right to receive a minimum annual cash bonus of $50,000. The Company may terminate Mr. Cohen at any time for "cause" or after a specified period upon a "disability" (as such terms are defined in the Cohen Employment Agreement). If the Company terminates Mr. Cohen "without cause" (as such term is defined in the Cohen Employment Agreement), Mr. Cohen is entitled to receive, among other things, the aggregate of his base salary and the pro rata portion of his minimum annual bonus through the later of December 31, 1999 or 18 months from the date of termination by the Company "without cause." In connection with the Cohen Employment Agreement, upon the adoption of the 1997 Stock Option Plan Mr. Cohen will be granted options to purchase up to that number of shares of Class B Nonvoting Common Stock of CFP Group equal to 1.25% of the total number of issued and outstanding shares of common stock of CFP Group (determined on a fully-diluted basis).

    The Company has entered into an employment agreement with Mr. Ek (the "Ek Employment Agreement") that expires on December 31, 1999 or on an earlier date in accordance with the terms of the Ek Employment Agreement. Base compensation under the Ek Employment Agreement is $165,200 per year plus an annual adjustment beginning in July 1997 based on the Consumer Price Index. Mr. Ek is also eligible to participate in the Company's annual cash bonus plan which is based upon Custom Foods' achievement of certain annual performance targets. The Company may terminate Mr. Ek at any time for "cause" or after a specified period upon a "disability" (as such terms are defined in the Ek Employment Agreement). If the Company terminates Mr. Ek "without cause" (as such term is defined in the Ek Employment Agreement), Mr. Ek is entitled to receive, among other things, the aggregate of his base salary payable for 12 months from the date of termination by the Company "without cause" and the pro rata portion of his annual bonus for the fiscal year in which such termination occurred.

PUT RIGHTS OF MESSRS. GIOIA, COHEN AND GRIFFITH

    Under the terms of their respective employment agreements, each of Messrs. Gioia, Cohen and Griffith have the right, in connection with the termination of their employment under certain circumstances, to sell to CFP Group, and CFP Group is obligated to purchase, the shares of Class A Nonvoting Common Stock (in the case of Mr. Griffith) and Class B Nonvoting Common Stock (in the case of Messrs. Gioia and Cohen) owned by them. The price at which such shares may be purchased and sold is intended to be the fair market value thereof as determined pursuant to a formula (in the case of Mr. Griffith) and an appraisal (in the case of Messrs. Gioia and Cohen). The right of such individuals to sell their shares to CFP Group is subject to the terms and conditions of the then outstanding credit facilities of CFP Group and its subsidiaries.

    In addition, under the terms of the Griffith Employment Agreement, CFP Group has the right, under certain circumstances, to require Mr. Griffith to sell the shares of Class A Nonvoting Common Stock owned by him to CFP Group. The price at which such shares may be purchased and sold is intended to be the fair market value thereof as determined pursuant to a formula. The right of CFP Group to purchase Mr. Griffith's shares is also subject to the terms and conditions of the then outstanding credit facilities of CFP Group and its subsidiaries.

EMPLOYEE STOCK OPTION PLAN

    1995 STOCK OPTION PLAN

    The Company's 1995 Stock Option Plan (the "Option Plan"), which was assumed by CFP Group in December, 1996, provides for the grant of both incentive stock options ("ISOs") and non-qualifying stock options ("NSOs") to directors and employees of, and independent consultants and contractors to, the Company and its subsidiaries. A total of 11,586 shares of nonvoting common stock has been authorized and reserved for issuance under the Option Plan, subject to adjustment to reflect changes in capitalization resulting from stock splits, stock dividends and similar events.

    The Option Plan is administered by the Board of Directors or a Stock Option Committee (the "Committee") appointed by the Board of Directors. The Committee has the authority to interpret the Option Plan, to determine the persons to whom options will be granted, to determine the basis upon which the options will be granted, and to determine the exercise price, duration and other terms of the options to be granted under the Option Plan, provided, among other things, that
(a) the exercise price of ISOs granted under the Option Plan may not be less than the fair market value of the stock subject to the option on the date of grant (110% of fair market value if the employee is the beneficial owner of 10% or more of CFP Group's voting securities), (b) the exercise price must be paid in cash, by personal or certified check or by surrendering previously owned shares of nonvoting common stock upon the exercise of the option, (c) the term of the option may not exceed ten years (or five years in the case of an ISO granted to an employee who is the beneficial owner of 10% or more of CFP Group's voting securities), (d) no option is transferrable other than by will or the laws of descent and distribution and (e) no option may be granted to a member of the Committee.

    Upon the termination of an optionee's employment (other than by death or disability), such person's options may be exercised during the three-month period following the date of such termination. In the event of the death or disability of an optionee, the option may be exercised by such person or his personal representative during the six month period following the date the optionee ceases to be an employee of the Company by reason of such death or disability. In the event of a Corporate Transaction (as such term is defined in the Option Plan), each outstanding option under the Option Plan which is not assumed or replaced with a comparable option from the successor corporation will automatically terminate.

    ISOs may not be granted under the plan to any individual if the effect of such grant would be to permit that person to have the first opportunity to exercise such options, in any calendar year, for the purchase of shares having a fair market value (at the time of the grant of such options) in excess of $100,000. ISOs granted under the Option Plan are intended to have the federal income tax consequences of a qualified stock option. An employee to whom an incentive stock option ("ISO") which qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the Option Price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the Option Price. In such case, CFP Group will not be entitled to a federal income tax deduction in connection with the grant or exercise of the ISO. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term, depending on the holding period of the stock sold) in such amounts as are prescribed by the Code and the regulations thereunder, and CFP Group will generally be entitled to a Federal income tax deduction in the amount of such ordinary compensation income recognized by the employee.

    An employee to whom a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of Option exercise, of the shares the employee receives upon such exercise over the Option Price paid. The tax basis of such shares to such employee will be equal to the Option Price paid plus the amount, if any, includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of a NSO generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the Option Price is paid in shares previously owned by the participant. Subject to the applicable provisions of the Code and regulations thereunder, CFP Group will generally be entitled to a Federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the employee. This deduction will, in general, be allowed for the taxable year of CFP Group in which the participant recognizes such ordinary income. The Board of Directors may amend the Option Plan without stockholder approval in any respect other than any amendment that requires stockholder approval by law or pursuant to the rules of the Code regarding qualified stock options.

    PROPOSED 1997 STOCK OPTION PLAN

    CFP Group intends to establish a new incentive stock option program the ("1997 Stock Option Plan") which will include the existing management of the Company, as well as key senior executives and management of Quality Foods and Custom Foods.

                             PRINCIPAL STOCKHOLDERS

    All of the outstanding capital stock of CFP Holdings is owned by CFP Group. The following table sets forth certain information regarding the ownership of the capital stock of CFP Group as of March 1, 1997 with respect to (i) each person known by CFP Group to own beneficially more than 5% of the outstanding shares of any class of its voting capital stock, (ii) each of CFP Group's directors, (iii) the Named Executive Officers and (iv) all directors and officers as a group. Except as otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise indicated, the address for each stockholder is c/o CFP Group, Inc., 1117 West Olympic Boulevard, P.O. Box 1027, Montebello, California 90640.

                                                                                      SHARES OF
                                               SHARES OF                              NONVOTING          PERCENTAGE OF
                                                 VOTING         PERCENTAGE OF      COMMON STOCK(1)      ALL CLASSES OF
                                            COMMON STOCK(1)        VOTING        --------------------    COMMON STOCK
   NAME AND ADDRESS OF BENEFICIAL OWNER         CLASS A         COMMON STOCK      CLASS A    CLASS B    (FULLY-DILUTED)
------------------------------------------  ----------------  -----------------  ---------  ---------  -----------------
Atlantic Equity Partners, L.P.(2)                 14,293            97.2   %            --         --           48.8%

Roberto Buaron(3).........................        14,293            97.2                --         --           48.8

Richard Griffith(4).......................            --             --              3,161         --           10.7

Robert Gioia(5)...........................            --             --                 --      1,081            3.7

Eric Ek...................................            --             --              1,066         --            3.6

David Cohen(6)............................            --             --                 --      1,081            3.7

Jeffry Kohlhoff...........................            --             --                459         --            1.6

Andrew Kohn...............................            --             --                 --         --             --

James Long(7).............................           173             1.2                --         --              *

Keith Pennell(7)..........................            17              *                 --         --              *

James Schubauer II........................            --             --                 --         --             --

All officers and directors as a group
  (10 persons)............................        14,483            98.5             4,686      2,162           86.4

------------------------

*   Less than one percent.

(1) The authorized capital stock of CFP Group consists of 160,000 shares of capital stock, including 150,000 shares of Common Stock, $.01 par value (the "Common Stock") and 10,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). Of the 150,000 shares of Common Stock, 100,000 shares are designated Class A Voting Common Stock (the "Class A Voting Stock"), 25,000 shares are designated Class A Nonvoting Stock (the "Class A Nonvoting Stock"), and 25,000 shares are designated Class B Nonvoting Common Stock (the "Class B Nonvoting Stock"). Of the 10,000 shares of Preferred Stock, 3,528 shares are designated Series A Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock was redeemed upon the closing of the Offering.

(2) Address is P.O. Box 847, One Capital Place, Fourth Floor, Grand Cayman, Cayman Islands, British West Indies. Atlantic Equity Associates, L.P. ("AEA") is the sole general partner of AEP and as such exercises voting and/or investment power over shares of capital stock owned by AEP, including the shares of Common Stock held by AEP (the "AEP Shares"). Mr. Buaron is the sole stockholder of Buaron Capital Corporation ("BCC"). BCC is the managing general partner of AEA. Retni Limited ("Retni"), an indirect wholly owned subsidiary of Akros Finanziana S.p.a ("Akros"), is also a general partner of AEA. As general partners of AEA, BCC and Retni share voting and/or investment power over, and may be deemed to beneficially own, the AEP Shares. BCC and Retni disclaim any beneficial ownership of any shares of capital stock owned by AEP, including the AEP Shares. Through their respective affiliations with BCC, Retni and AEA, Mr Buaron and Akros control the sole general partner of AEP and therefore have the authority to control voting and/or investment power over, and may be deemed to beneficially own, the AEP Shares. Mr. Buaron and Akros disclaim any beneficial ownership of any of the AEP Shares. Certain present and former employees of First Atlantic, an affiliate of AEP, owning an additional 412 shares of Class A Voting Stock, have granted AEP the right to vote the shares of Class A Voting Stock beneficially owned by them.

(3) Address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York 10022. Represents shares of Common Stock to be owned and controlled by AEP. Mr. Buaron is the sole shareholder of BCC. BCC is the managing general partner of AEA. AEA is the sole general partner of AEP and as such, exercises voting and/or investment power over shares of capital stock owned and controlled by AEP, including the AEP Shares. Mr. Buaron, as the sole shareholder and Chief Executive Officer of BCC, and Retni, as a general partner of AEA, control the sole general partner of AEP and therefore share voting and/or investment power over, and may be deemed to beneficially own, the AEP Shares. Mr. Buaron disclaims any beneficial ownership of the AEP Shares.

(4) Includes 70 shares of Class A Nonvoting Stock owned by Mr. Griffith's Profit Sharing Trust and 150 shares of Class A Nonvoting Stock owned by Mr. Griffith's wife.

(5) Represents 1,081 shares of Class B Nonvoting Stock owned by RDG Food Corp., Inc. ("RDG"). Mr. Gioia, as the sole shareholder of RDG, controls the voting and disposition of the shares owned by RDG and, therefore, is deemed to beneficially own the Class B Nonvoting Stock owned by RDG.

(6) Represents 1,081 shares of Class B Nonvoting Stock of Amjor Holdings, Inc. ("AHI"). Mr. Cohen, as the sole stockholder of AHI, controls the voting and disposition of the shares owned by AHI and, therefore, is deemed to beneficially own the Class B Nonvoting Stock owned by AHI.

(7) Address is c/o First Atlantic Capital, Ltd., 135 East 57th Street, New York, New York, 10022.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH CERTAIN STOCKHOLDERS

    Effective December 31, 1996, the Company entered into a new management consulting agreement with First Atlantic which provides for the annual payment of compensation in the amount of $600,000 plus out of pocket expenses to First Atlantic in exchange for providing management consulting services to the Company and its subsidiaries. Such agreement will continue until December 31, 2003 unless extended pursuant to its terms.

    On December 31, 1996, CFP Group entered into a Stockholders' Agreement (as defined) with NationsCredit Commercial Corporation, an affiliate of NCMI (as defined), and certain other stockholders of CFP Group.

    CFP Holdings paid Robert Gioia, an executive officer, director and beneficial owner of common stock of CFP Group and an executive officer and director of CFP Holdings, $100,000 (less amounts required to be withheld by law) and David Cohen, a beneficial owner of common stock of CFP Group and an executive officer and director of CFP Holdings, $10,000 (less amounts required to be withheld by law), upon the consummation of the Offering. In addition, Custom Foods paid certain of its executive officers (two of whom are also executive officers, directors and stockholders of CFP Group) the following amounts (less amounts required to be withheld by law), upon consummation of the Offering, as indicated:

                                                                                   AMOUNT
                                                                                  PAID UPON
                                                                                CONSUMMATION
NAME                                                                           OF THE OFFERING
-----------------------------------------------------------------------------  ---------------
Richard Griffith.............................................................    $   107,143
Eric Ek......................................................................         71,429
Jeffry Kohlhoff..............................................................         71,429

    Pursuant to the terms of the Acquisition Agreement, Robert Gioia and David Cohen, and entities controlled by them, received cash consideration for their interests in Quality Foods upon the closing of the Acquisition of $6,232,945 and $5,131,366, respectively, and are entitled to receive their respective pro rata shares, with the other Sellers, of any amounts, if and when released, of the part of the purchase price escrowed at closing. Immediately prior to the consummation of the Acquisition, Quality Foods paid a bonus to Robert Gioia in the amount of $120,000 and David Cohen in the amount of $120,000. Upon consummation of the Acquisition, CFP Holdings paid a bonus to (i) Rick Griffith in the amount of $42,857, (ii) Eric Ek in the amount of $28,571 and (iii) Jeffry Kohlhoff in the amount of $28,571.

    Pursuant to an agreement between CFP Holdings and First Atlantic dated as of December 30, 1996, CFP Holdings paid First Atlantic an investment banking fee of $750,000 on the consummation of the Acquisition.

STOCKHOLDERS' AGREEMENT

    CFP Group, AEP, NationsCredit Commercial Corporation, Richard Griffith, Robert Gioia, David Cohen, Eric Ek and the other Stockholders named therein entered into a Stockholders' Agreement (the "Stockholders' Agreement") dated as of December 31, 1996, which contains certain restrictions with respect to the transfer of CFP Group's capital stock, certain rights granted by CFP Group with respect to such shares and certain voting and other arrangements. The rights and obligations of each party to the Stockholders' Agreement shall terminate as to such stockholder upon the earliest to occur of (i) the transfer of all stock of CFP Group owned by such stockholder, (ii) the twentieth anniversary of the date of the Stockholders' Agreement, (iii) a sale of all or substantially all of the stock of CFP Group in a single transaction or (d) the consummation of an initial public offering of the common stock of CFP Group which results in net proceeds to CFP Group of at least $100 million dollars.

    The Stockholders' Agreement provides that CFP Group's Board of Directors shall consist of at least nine directors, including Richard Griffith, Eric Ek, Robert Gioia, David Cohen (for so long as each such individual shall remain an employee and shall own stock of CFP Group) and the remainder of which shall be designated by AEP.

    The Stockholders' Agreement provides that all of the parties to the Stockholders' Agreement other than AEP (each such other party being referred to herein as the "Selling Group") are prohibited from transferring any stock to any person engaged in a business which competes in any manner with the business conducted by CFP Group and its subsidiaries. In addition, subject to certain exceptions, no Selling Group may transfer any stock prior to the third anniversary of the date of the Stockholders' Agreement and thereafter no Selling Group may transfer stock unless it first offers such stock to CFP Group. Should CFP Group fail to accept all or any part of the stock offered for sale, AEP will have the right to purchase all or any part of the stock offered but not accepted for purchase by CFP Group. Should AEP fail to accept all such stock offered for sale, then the Selling Group may transfer the stock so offered to an Institutional Investor (as such term is defined in the Stockholders' Agreement) or to such other purchaser as shall be approved by AEP (and its transferees).

    In the event that AEP receives an offer from an unaffiliated third party to purchase that number of shares of stock of CFP Group which constitutes, in the aggregate, more than 50% of the total number of shares then outstanding, AEP shall not transfer any stock unless the terms of such offer are extended to the other stockholders and the other stockholders are given the opportunity to participate on a pro rata basis in such sale.

    Pursuant to the Stockholders' Agreement, if at any time AEP shall approve
(i) a proposal from a person that is not an affiliate of AEP for the transfer of all of the stock of CFP Group, (ii) the merger or consolidation of CFP Group with or into another person that is not an affiliate of AEP in which the stockholders will receive cash or securities for their shares or (iii) the sale by CFP Group or its subsidiaries of all or substantially all of their assets to a person that is not an affiliate of AEP, then each stockholder shall be required to participate in such transaction and to take all necessary action to cause CFP Group to consummate such transaction.

    In the event of a Termination of Relationship of a Management Investor (as such terms are defined in the Stockholders' Agreement), CFP Group shall have the right to repurchase all or any part of the stock owned by such Management Investor. The price at which such shares are to be purchased shall be either the lesser of the price paid by such terminated Management Investor or the fair value per share of the stock (as determined in accordance with the provisions of the Stockholders' Agreement), depending on whether the Management Investor was terminated for "cause" (as defined in the Stockholders' Agreement) or for any reason other than "cause."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Certificates of Incorporation of CFP Holdings, CFP Group, Custom Foods and Quality Foods contain provisions eliminating the personal liability of directors for monetary damages for breaches of their duty of care, except in certain prescribed circumstances. The Bylaws of CFP Holdings, CFP Group, Custom Foods and Quality Foods also provide that directors and officers will be indemnified to the fullest extent authorized by Delaware law or California law, as the case may be, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of CFP Holdings, CFP Group, Custom Foods or Quality Foods (as the case may be). The Bylaws of CFP Holdings, CFP Group and Custom Foods provide that the right of directors and officers to indemnification is not exclusive of any other right now possessed or hereinafter acquired under any statute, agreement or otherwise.

                      DESCRIPTION OF BANK CREDIT AGREEMENT

    The Company and CFP Group have entered into a Credit Agreement dated as of December 30, 1996 (the "Bank Credit Agreement") with NationsBank of Texas, N.A. (the "Agent") individually and certain lenders, which provides the Company with a new 5 1/2 year revolving credit facility (the "Revolving Credit Facility") under which up to an aggregate principal amount of $20.0 million (subject to a borrowing base) are available for borrowing, a 5 1/2 year $10.0 million term loan (the "Term Loan A"), a 5 1/2 year $41.0 million term loan (the "Tranche A Term Loan") and a 7-year $25.0 million term loan (the "Tranche B Term Loan"). Proceeds of the Term Loan A, the Tranche A Term Loan and the Tranche B Term Loan, together with a portion of the amount available under the Revolving Credit Facility, were used, together with the net proceeds of the Bridge Notes, to complete the Acquisition, to refinance certain indebtedness of Custom Foods and Quality Foods and to pay transaction costs related thereto. The balance of the Revolving Credit Facility is available for general corporate purposes. Upon the consummation of the Offering and the application of the net proceeds thereof as provided in "Use of Proceeds," the Tranche A Term Loan and the Tranche B Term Loan were repaid in full, the amount outstanding under the Revolving Credit Facility was reduced, and the principal amount under the Term Loan A remained outstanding.

    The following summaries of the material provisions of the Bank Credit Agreement do not purport to be complete, and such provisions, including definitions of certain terms, are qualified in their entirety by reference to the Bank Credit Agreement. Capitalized terms used below and not defined in this Prospectus have the meanings assigned to such terms in the Credit Agreement.

GENERAL

    The Revolving Credit Facility matures in June 2002, at which time all outstanding borrowings will be due. Up to $3.0 million of the Revolving Credit Facility will be available for the issuance of standby letters of credit. Availability under the Revolving Credit Facility will also be reduced for so long as, and to the extent that, the Agent is party to a participation and reimbursement agreement supporting the $4.4 million original principal amount of certain taxable revenue bonds of Quality Foods. The Term Loan A matures in June 2002, and is payable in quarterly installments beginning in June 1997 as set forth below. The Company will also be required to make mandatory prepayments of principal from fixed percentages of excess cash flow (based on a leverage test) and upon the occurrence of certain events such as asset sales and certain issuances of securities. The Company is permitted to make voluntary prepayments at any time.

    The annual amortization schedule for principal on the Term Loan A (payable quarterly) will be as follows:

CALENDAR YEAR                                                                       TERM LOAN A
-------------------------------------------------------------------------------  -----------------
   1997........................................................................    $   1,000,000
   1998........................................................................        1,500,000
   1999........................................................................        2,000,000
   2000........................................................................        2,100,000
   2001........................................................................        2,200,000
   2002........................................................................        1,200,000

INTEREST RATE AND FEES

    Loans under the Revolving Credit Facility initially bear interest at a rate equal to 1.25% per annum over the Agent's Base Rate or 2.50% per annum over the Eurodollar Rate. The Term Loan A initially bears interest at a rate equal to 2.00% per annum over the Agent's Base Rate or 3.00% over the Eurodollar Rate. Interest rates on the loans under the Revolving Credit Facility and the Term Loan A may be reduced if the Company achieves certain leverage ratios. Eurodollar Rates will be calculated for interest periods of one, two, three or six months, as applicable.

    The Bank Credit Agreement provides that the Company will pay certain fees and commissions to the Lenders, including an annual administrative fee, an underwriting fee payable to the Agent, a commitment fee payable to the Lenders and letter of credit fees shared by the Agent and the Lenders.

GUARANTEES AND SECURITY

    Borrowings and other obligations under the Bank Credit Agreement are guaranteed on a senior secured basis by CFP Group and by Custom Foods, Quality Foods and each other subsidiary of the Company.

    Loans and other obligations under the Bank Credit Agreement and the guarantees are secured by substantially all of the assets of the Company, CFP Group and the Company's subsidiaries, including a pledge of the stock of the Company and the Company's subsidiaries.

COVENANTS; EVENTS OF DEFAULT

    The Bank Credit Agreement contains a number of customary covenants, including, among other things, (i) prohibitions and/or limitations on the incurrence of debt, liens, payment of dividends or distributions, redemptions of capital stock, investments, transactions with affiliates, mergers, acquisitions and asset dispositions and (ii) financial covenants covering interest coverage, fixed charge coverage, leverage, cash flow, net worth and capital expenditures. The Bank Credit Agreement also contains customary events of default, including an event of default if a "change of control" occurs.

CONDITIONS

    The Bank Credit Agreement contains a number of conditions to any subsequent funding by the Lenders.

                              DESCRIPTION OF NOTES

    The Old Notes were, and the New Notes will be, issued under an indenture dated as of January 28, 1997 (the "Indenture") among the Company, as issuer, the Guarantors referred to below and United States Trust Company of New York, trustee (the "Trustee"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For definitions of certain capitalized terms used in the following summary, see "Certain Definitions" below.

GENERAL

    The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.

    The Notes will mature on January 15, 2004, will be limited to $115,000,000 aggregate principal amount and will be senior unsecured obligations of the Company. Except as otherwise described below, each Note will bear interest at the rate set forth on the cover page hereof from January 28, 1997 or from the most recent interest payment date to which interest has been paid or duly provided for, payable semiannually on January 15 and July 15 in each year, commencing July 15, 1997, until the principal thereof is paid or duly provided for, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the December 31 or June 30 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the office of the Trustee located at 114 West 47th St., New York, New York 10036) or, at the option of the Company, interest may be paid by check mailed to the address of the person entitled thereto as such address appears in the security register; PROVIDED that all payments with respect to Global Notes and Certificated Notes (as such terms are defined below under the caption "Book Entry, Delivery and Form") the holders of which have given wire transfer instructions to the Trustee will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

    As of the Closing Date, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries, other than Custom Foods and Quality Foods, as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

    Notes that remain outstanding after the consummation of the Exchange Offer and Exchange Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

    Payment of the Notes will be guaranteed by the Subsidiary Guarantors and CFP Group on a senior unsecured basis. See "Guarantees."

    The Notes will not be entitled to the benefit of any sinking fund.

GUARANTEES

    Payment of the principal of (and premium, if any, on) and interest on the Notes, when and as the same become due and payable, will be guaranteed, jointly and severally, on a senior unsecured basis (the "Subsidiary Guarantees") by all of the existing Subsidiaries of the Company, including Custom Foods and Quality Foods (the "Subsidiary Guarantors" and, together with CFP Group, the "Guarantors"). The Indenture will provide that each Subsidiary formed or acquired after the Closing Date will become a Subsidiary Guarantor. The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance Considerations." The Notes will also be unconditionally guaranteed (the "Parent
Guarantee" and, together with the Subsidiary Guarantees, the "Guarantees") by CFP Group.

    The Indenture provides that, in the event of a sale, transfer or other disposition of all of the Capital Stock of a Subsidiary Guarantor to a person that is not an Affiliate of the Company in compliance with the terms of the Indenture, or in the event all or substantially all of the assets of a Subsidiary Guarantor are sold, transferred or otherwise disposed of to a person that is not an Affiliate of the Company in compliance with the terms of the Indenture, then such Subsidiary Guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its Subsidiary Guarantee without any further action on the part of the Trustee or any holder of the Notes; provided that the Net Proceeds of such sale, transfer or other disposition are applied in accordance with the "Limitation on Certain Asset Sales" covenant. In addition, any Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the terms of the Indenture may be released and relieved of its obligations under its Subsidiary Guarantee.

    The Parent Guarantee further provides that CFP Group will not enter into or conduct any business or engage in any activity, other than holding capital stock of the Company or guaranteeing Indebtedness of the Company or any of its Subsidiaries.

RANKING

    The Notes, the Subsidiary Guarantees and the Parent Guarantee will be senior unsecured obligations of the respective obligors and will rank PARI PASSU in right of payment with all other existing and future senior obligations of the Company, the Subsidiary Guarantors and CFP Group, respectively. Loans under the Bank Credit Agreement will be secured by substantially all of the Company's assets, will be guaranteed by the Company's subsidiaries, which guarantees will be secured by substantially all of the assets of the Company's subsidiaries, and will be guaranteed by CFP Group, which guarantee will be secured by a pledge of all of the stock of the Company. Accordingly, the Notes and the Guarantees will be effectively subordinated to the loans outstanding under the Bank Credit Agreement and the guarantees by the subsidiaries and CFP Group of such loans, to the extent of the value of the assets securing such loans and guarantees. As of March 31, 1997, the Company had $24.9 million of indebtedness outstanding other than the Notes, all of which was secured. Subject to certain limitations, the Company and its Subsidiaries may incur additional Indebtedness in the future.

REDEMPTION

    OPTIONAL REDEMPTION. The Notes will be redeemable, at the option of the Company, as a whole or from time to time in part, at any time on or after January 15, 2001, on not less than 30 nor more than 60 days' prior notice at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on January 15 of the years indicated below (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date):

                                                               REDEMPTION
YEAR                                                              PRICE
-------------------------------------------------------------  -----------
2001.........................................................     105.813%
2002.........................................................     102.906

and thereafter at 100% of the principal amount, together with accrued interest, if any, to the redemption date.

    In addition, at any time or from time to time prior to January 15, 2000, the Company may redeem up to $40 million aggregate principal amount of the Notes within 90 days of an Equity Offering by CFP Group with the net proceeds of such offering (that have been invested in the equity of the Company) at a redemption price equal to 110% of the principal amount thereof, plus accrued interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date); provided that, immediately after giving effect to such redemption, at least $75 million aggregate principal amount of the Notes remains outstanding.

    If less than all the Notes are to be redeemed, the particular Notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee deems fair and appropriate.

    PURCHASE OF NOTES UPON CHANGE OF CONTROL OR ASSET SALE. Each holder of the Notes will have certain rights to require the Company to purchase such holder's Notes upon the occurrence of a Change of Control. See "Certain Covenants -- Purchase of Notes upon a Change of Control" below. Under certain circumstances, the Company will be required to make an offer to purchase all or a portion of the Notes with proceeds received from an Asset Sale. See "Certain Covenants -- Limitation on Certain Asset Sales" below.

CERTAIN COVENANTS

    The Indenture contains, among others, the following covenants:

    Limitation on Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including Acquired Indebtedness and the issuance of Disqualified Stock), except that the Company or any Subsidiary Guarantor may incur Indebtedness if, at the time of such event, the Fixed Charge Coverage Ratio for the immediately preceding four full fiscal quarters for which internal financial statements are available, taken as one accounting period, would have been equal to at least 2.0 to 1.0 through January 15, 1999 and 2.25 to 1.0 thereafter.

    In making the foregoing calculation for any four-quarter period which includes the Closing Date, pro forma effect will be given to the Offering and the Acquisition, as if such transactions had occurred at the beginning of such four-quarter period. In addition (but without duplication), in making the foregoing calculation, pro forma effect will be given to: (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period, (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period and (iii) the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period. In making a computation under the foregoing clause (i) or (ii), (A) the amount of Indebtedness under a revolving credit facility will be computed based on the average daily balance of such Indebtedness during such four-quarter period, (B) if such Indebtedness bears, at the option of the Company, a fixed or floating rate of interest, interest thereon will be computed by applying, at the option of the Company, either the fixed or floating rate and (C) the amount of any Indebtedness that bears interest at a floating rate will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term at the date of determination in excess of 12 months).

    Notwithstanding the foregoing, the Company may, and may permit its Restricted Subsidiaries to, incur the following Indebtedness ("Permitted Indebtedness"):

        (i) Indebtedness of the Company under the Bank Credit Agreement or one or more other credit facilities (and the incurrence by any Restricted Subsidiary of guarantees thereof) in an aggregate principal amount at any one time outstanding not to exceed $30.0 million, less any amounts applied to the permanent reduction of such credit facilities pursuant to the "Limitation on Certain Asset Sales" covenant, plus an amount equal to the excess, if any, at the time of incurrence of such Indebtedness of (A) 85% of the net book value of accounts receivable of the Company and its Restricted Subsidiaries and 60% of the net book value of inventories of the Company and its Restricted Subsidiaries as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, over (B) $20.0 million;

        (ii) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Closing Date and listed on a schedule to the Indenture (other than Indebtedness described under clause (i) above);

       (iii) Indebtedness owed by the Company to any Restricted Subsidiary or owed by any Restricted Subsidiary to the Company or any other Restricted Subsidiary (provided that such Indebtedness is held by the Company or such Restricted Subsidiary);

        (iv) Indebtedness represented by the Notes and the Subsidiary
    Guarantees;

        (v) Indebtedness of the Company or any Restricted Subsidiary under Hedging Obligations entered into in the ordinary course of business or required by the Bank Credit Agreement or another credit facility referred to in clause (i) above;

        (vi) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock;

       (vii) Indebtedness of the Company or any Restricted Subsidiary not permitted by any other clause of this definition, in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; and

      (viii) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") of any outstanding Indebtedness, other than Indebtedness incurred pursuant to clause (i), (iii), (v), (vi) or (vii) of this definition, including any successive refinancings thereof, so long as (A) any such new Indebtedness is in a principal amount that does not exceed the principal amount so refinanced, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of the expenses of the Company incurred in connection with such refinancing, (B) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such refinancing Indebtedness does not have an Average Life less than the Average Life of the Indebtedness being refinanced and does not have a final scheduled maturity earlier than the final scheduled maturity, or permit redemption at the option of the holder earlier than the earliest date of redemption at the option of the holder, of the Indebtedness being refinanced.

    Limitation on Restricted Payments. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

        (a) declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Company or any Restricted Subsidiary, other than (i) dividends or distributions payable solely in Qualified Equity Interests, (ii) dividends or distributions by a Restricted Subsidiary payable to the Company or another Restricted Subsidiary or (iii) pro rata dividends or distributions on common stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders' pro rata share of such Restricted Subsidiaries' net income from the first day of the Company's fiscal quarter during which the Closing Date occurs;

        (b) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock (other than Disqualified Stock) of the Company, CFP Group or any Restricted Subsidiary, or any options, warrants or other rights to acquire such shares of Capital Stock (other than any such Capital Stock owned by the Company or any of its Restricted Subsidiaries);

        (c) make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness (other than the repayment of the Bridge Notes on the Closing Date); and

        (d) make any Investment (other than a Permitted Investment) in any person

(such payments or other actions described in (but not excluded from) clauses (a) through (d) being referred to as "Restricted Payments"), unless at the time of, and immediately after giving effect to, the proposed Restricted Payment:

        (i) no Default or Event of Default has occurred and is continuing,

        (ii) the Company could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant and

       (iii) the aggregate amount of all Restricted Payments made after the Closing Date does not exceed the sum of:

           (A) 50% of the aggregate Consolidated Adjusted Net Income of the Company during the period (taken as one accounting period) from the first day of the Company's fiscal quarter during which the Closing Date occurs to the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income is a loss, minus 100% of such amount), plus

            (B) the aggregate net cash proceeds received by the Company after the Closing Date from the issuance or sale (other than to a Restricted Subsidiary) of either (1) Qualified Equity Interests of the Company (excluding proceeds of an Equity Offering the proceeds of which are used to redeem Notes as discussed above) or (2) debt securities or Disqualified Stock that have been converted into or exchanged for Qualified Stock of the Company, together with the aggregate net cash proceeds received by the Company at the time of such conversion or exchange.

    Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may take the following actions, so long as (with respect to clause (e), (f) or (h) below) no Default or Event of Default has occurred and is continuing or would occur:

        (a) the payment of any dividend within 60 days after the date of declaration thereof, if at the declaration date such payment would not have been prohibited by the foregoing provisions;

        (b) the repurchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of, Qualified Equity Interests of the Company;

        (c) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of, shares of Qualified Equity Interests of the Company;

        (d) the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance or sale (other than to a Restricted Subsidiary) of, Subordinated Indebtedness, so long as the Company or a Restricted Subsidiary would be permitted to refinance such original Subordinated Indebtedness with such new Subordinated Indebtedness pursuant to clause (viii) of the definition of Permitted Indebtedness;

        (e) the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a change of control in accordance with provisions similar to the "Change of Control" covenant; provided that, prior to or simultaneously with such repurchase, the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

        (f) the payment of cash dividends by the Company to CFP Group in an amount equal to the aggregate cash consideration paid by CFP Group for the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of CFP Group, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) or by any employee benefit plan, upon death, disability, retirement or termination of employment or pursuant to the terms of any employee benefit plan or any other agreement under which such shares of stock or related rights were issued; provided no such payment of cash dividends shall be made pursuant to this clause (f) prior to the end of the Company's fiscal year ending nearest the second anniversary of the Closing Date and thereafter that the aggregate payment of cash dividends pursuant to this clause (f) does not exceed $1.0 million in any fiscal year;

        (g) the payment on or promptly after the Closing Date of the Distribution; and

        (h) the payment of Management Fees to First Atlantic.

The actions described in clauses (b), (c), (e) and (f) of this paragraph will be Restricted Payments that will be permitted to be taken in accordance with this paragraph but will reduce the amount that would otherwise be available for Restricted Payments under clause (iii) of the first paragraph of this covenant and the actions described in clauses (a), (d), (g) and (h) of this paragraph will be Restricted Payments that will be permitted to be taken in accordance with this paragraph and will not reduce the amount that would otherwise be available for Restricted Payments under clause (iii) of the first paragraph of this covenant.

    Notwithstanding the foregoing, the Company may not pay a dividend that constitutes a Restricted Payment prior to the second anniversary of the Closing Date.

    For the purpose of making any calculations under the Indenture (i) if a Restricted Subsidiary is designated an Unrestricted Subsidiary, the Company will be deemed to have made an Investment in an amount equal to the fair market value of the net assets of such Restricted Subsidiary at the time of such designation as determined by the Board of Directors of the Company, whose good faith determination will be conclusive, (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at fair market value at the time of such transfer, as determined by the Board of Directors of the Company, whose good faith determination will be conclusive and (iii) subject to the foregoing, the amount of any Restricted

Payment, if other than cash, will be determined by the Board of Directors of the Company, whose good faith determination will be conclusive.

    If the aggregate amount of all Restricted Payments calculated under the foregoing provision includes an Investment in an Unrestricted Subsidiary or other person that thereafter becomes a Restricted Subsidiary, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the lesser of (x) the net asset value of such Subsidiary at the time it becomes a Restricted Subsidiary and (y) the initial amount of such Investment.

    If an Investment resulted in the making of a Restricted Payment, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the amount of any net reduction in such Investment (resulting from the payment of interest or dividends, loan repayment, transfer of assets or otherwise), to the extent such net reduction is not included in the Company's Consolidated Adjusted Net Income; provided that the total amount by which the aggregate amount of all Restricted Payments may be reduced may not exceed the lesser of (x) the cash proceeds received by the Company and its Restricted Subsidiaries in connection with such net reduction and (y) the initial amount of such Investment.

    In computing the Consolidated Adjusted Net Income of the Company under the foregoing clause (iii)(A), (i) the Company may use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (ii) the Company will be permitted to rely in good faith on the financial statements and other financial data derived from its books and records that are available on the date of determination. If the Company makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment will be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income of the Company for any period.

    Purchase of Notes upon a Change of Control. If a Change of Control occurs at any time, then each holder of Notes will have the right to require that the Company purchase such holder's Notes, in whole or in part in integral multiples of $1,000, at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase, pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

    Within 30 days following any Change of Control, the Company will notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes by first-class mail, postage prepaid, at its address appearing in the security register, stating, among other things, (i) the purchase price and the purchase date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or such later date as is necessary to comply with requirements under the Exchange Act; (ii) that any Note not tendered will continue to accrue interest; (iii) that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control purchase date; and (iv) certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

    If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all of the Notes that might be tendered by holders of the Notes seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "Events of Default."

    Under the Bank Credit Agreement, it is an event of default if a change of control thereunder occurs, where the definition of change of control is the same as the definition of Change of Control hereunder.

    One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the Notes elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase in many circumstances.

    The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control.

    The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford holders of Notes the right to require the Company to repurchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. See "Certain Definitions" below for the definition of "Change of Control." A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, would result in a Change of Control if it is the type of transaction specified in such definition.

    The Company will comply with the applicable tender offer rules including Rule-14e under the Exchange Act, and any other applicable securities laws and regulations in connection with a Change of Control Offer.

    The Company will not, and will not permit any Restricted Subsidiary to, create any restriction (other than restrictions existing under Indebtedness as in effect on the Closing Date or in refinancings of such Indebtedness) that would materially impair the ability of the Company to make a Change of Control Offer to purchase the Notes or, if such Change of Control Offer is made, to pay for the Notes tendered for purchase.

    LIMITATION ON CERTAIN ASSET SALES. (a) The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the consideration received by the Company or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the assets sold (as determined by the Board of Directors of the Company, whose good faith determination will be conclusive) and (ii) the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or cash equivalents.

    (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may, at its option, within 12 months after such Asset Sale, (i) apply all or a portion of the Net Cash Proceeds to the permanent reduction of amounts outstanding under the Bank Credit Agreement or to the repayment of other senior Indebtedness of the Company or a Restricted Subsidiary or (ii) invest (or enter into a legally binding agreement to invest) all or a portion of such Net Cash Proceeds in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in businesses of the Company or its Restricted Subsidiaries, as the case may be, existing on the Closing Date. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clause (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph (b) constitutes "Excess Proceeds."

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    (c) When the aggregate amount of Excess Proceeds exceeds $5.0 million, the
Company will, within 30 days thereafter, make an offer to purchase from all holders of Notes, on a pro rata basis, in accordance with the procedures set forth in the Indenture, the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with the Excess Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued interest, if any, to the date such offer to purchase is consummated. To the extent that the aggregate principal amount of Notes tendered pursuant to such offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, the Notes to be purchased will be selected on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset to zero.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction with, or for the benefit of, any Affiliate of the Company unless (a) such transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in an arm's length transaction with third parties who are not Affiliates and (b) the Company delivers to the Trustee (i) with respect to any transaction or series of transactions entered into after the Closing Date involving aggregate payments in excess of $1.0 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such transaction or transactions complies with clause (a) above and that such transaction or transactions have been approved by the Board of Directors (including a majority of the Disinterested Directors) of the Company and (ii) with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $5.0 million, a written opinion as to the fairness to the Company or such Restricted Subsidiary of such transaction or series of transactions from a financial point of view issued by an investment banking, accounting or appraisal firm of national standing.

    The foregoing covenant will not restrict

        (A) transactions among the Company and/or its Restricted Subsidiaries;

        (B) the Company from paying reasonable and customary regular compensation and fees to directors of the Company or any Restricted Subsidiary who are not employees of the Company or any Restricted Subsidiary; and

        (C) transactions permitted by the provisions of the "Limitations on Restricted Payments" covenant.

    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans or advances to the Company or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

        (i) any agreement in effect on the Closing Date;

        (ii) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Restricted Subsidiary;

       (iii) the refinancing or successive refinancing of Indebtedness incurred under the agreements in effect on the Closing Date, so long as such encumbrances or restrictions are no less favorable to the Company or any Restricted Subsidiary than those contained in such original agreement; or

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        (iv) any agreement or other instrument of a person acquired by the
    Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired.

    LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Company (a) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a wholly owned Restricted Subsidiary) and (b) will not permit any person (other than the Company or a wholly owned Restricted Subsidiary) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant will not prohibit (i) the sale or other disposition of all, but not less than all, of the issued and outstanding Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries in compliance with the other provisions of the Indenture, (ii) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law or (iii) the ownership by any person of Capital Stock of a Restricted Subsidiary issued prior to the time such entity became a Restricted Subsidiary provided that such Capital Stock was not issued in anticipation of such transaction.

    UNRESTRICTED SUBSIDIARIES. (a) The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as (i) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary, (ii) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, (iii) any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary will not violate the provisions of the "Limitation on Restricted Payments" covenant, (iv) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Company and (v) neither the Company nor any Restricted Subsidiary has any obligation to subscribe for additional shares of Capital Stock or other equity interest in such Subsidiary, or to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Notwithstanding the foregoing, the Company may not designate Custom Foods or Quality Foods as an Unrestricted Subsidiary and may not sell, transfer or otherwise dispose of any properties or assets of Custom Foods or Quality Foods to an Unrestricted Subsidiary, other than in the ordinary course of business.

    (b) The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (i) such Indebtedness is permitted under the "Limitation on Indebtedness" covenant and (ii) no Default or Event of Default will have occurred and be continuing following such designation.

    LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on or with respect to any of its property or assets, including any shares of stock or debt of any Restricted Subsidiary, whether owned at the Closing Date or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (a) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (b) in the case of any other Lien, the Notes are equally and ratably secured with the obligation or liability secured by such Lien.

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    Notwithstanding the foregoing, the Company may, and may permit any
Subsidiary to, incur the following Liens ("Permitted Liens"):

        (i) Liens (other than Liens securing Indebtedness under the Bank Credit Agreement) existing as of the Closing Date;

        (ii) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness under the Bank Credit Agreement or one or more other credit facilities in a principal amount not to exceed the principal amount of the outstanding Indebtedness permitted by clause (i) of the definition of "Permitted Indebtedness;"

       (iii) Liens on any property or assets of a Restricted Subsidiary granted in favor of the Company or any wholly owned Restricted Subsidiary;

        (iv) Liens securing the Notes;

        (v) any interest or title of a lessor under any Capitalized Lease Obligation or Sale and Leaseback Transaction that was not entered into in violation of the "Limitation on Indebtedness" covenant;

        (vi) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired in connection with the incurrence of such Acquired Indebtedness;

       (vii) Liens securing Hedging Obligations permitted to be incurred pursuant to clause (v) of the definition of "Permitted Indebtedness;"

      (viii) Liens arising from purchase money mortgages and purchase money security interests incurred in the ordinary course of the business of the Company; provided that (A) the related Indebtedness is not secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired, (B) the Lien securing such Indebtedness is created with 60 days of such acquisition and (C) the related Indebtedness was not incurred in violation of the "Limitation on Indebtedness" covenant;

        (ix) statutory Liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings and, if required by GAAP, a reserve or other appropriate provision has been made therefor;

        (x) Liens for taxes, assessments, government charges or claims that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and, if required by GAAP, a reserve or other appropriate provision has been made therefor;

        (xi) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business (other than contracts for the payment of money);

       (xii) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Restricted Subsidiary incurred in the ordinary course of business;

      (xiii) Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the

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    review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired;
    and

       (xiv) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i) through (xiii); provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

    REPORTS. The Company will be required to file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15(d) of the Exchange Act. The Company will also be required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not, and may not permit any Restricted Subsidiary to, in a single transaction or series of related transactions, consolidate or merge with or into (other than the consolidation or merger of a Restricted Subsidiary of the Company with another Restricted Subsidiary of the Company or into the Company) (whether or not the Company or such Restricted Subsidiary is the surviving corporation), or directly and/or indirectly through its Subsidiaries sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Subsidiaries taken as a whole) in one or more related transactions to, another corporation, person or entity unless:

        (a) either (i) the Company, in the case of a transaction involving the Company, or such Restricted Subsidiary, in the case of a transaction involving a Restricted Subsidiary, is the surviving corporation or (ii) in the case of a transaction involving the Company, the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

        (b) immediately after giving effect to such transaction and treating any obligation of the Company or a Restricted Subsidiary in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no Default or Event of Default has occurred and is continuing;

        (c) the Company (or, in the case of a transaction involving the Company, the Surviving Entity if the Company is not the continuing obligor under the Indenture) could, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the "Limitation on Indebtedness" covenant;

        (d) if the Company is not the continuing obligor under the Indenture, each Subsidiary Guarantor, unless it is the other party to the transaction described above, has by supplemental indenture

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
    confirmed that its Subsidiary Guarantee applies to the Surviving Entity's obligations under the Indenture and the Notes;

        (e) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of the "Limitation on Liens" covenant are complied with; and

        (f) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such transaction complies with the requirements of the Indenture;

provided, however, that any sale, transfer or disposition of all of the Capital Stock, or all or substantially all of the assets, of a Subsidiary Guarantor will not be restricted by the foregoing provisions but will be governed by the provisions described under "Subsidiary Guarantees."

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    In the event of any transaction described in and complying with the conditions listed in the first paragraph of this covenant in which the Company is not the continuing obligor under the Indenture, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the Company will, except in the case of a lease, be discharged from all its obligations and covenants under the Indenture and Notes.

EVENTS OF DEFAULT

    The following will be "Events of Default" under the Indenture:

        (a) default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

        (b) default in the payment of the principal of (or premium, if any, on) any Note when due;

        (c) failure to perform or comply with the Indenture provisions described under "Consolidation, Merger and Sale of Assets;"

        (d) default in the performance, or breach, of any covenant or agreement of the Company, any Subsidiary Guarantor or CFP Group contained in the Indenture, any Subsidiary Guarantee or the Parent Guarantee (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with elsewhere herein), and continuance of such default or breach for a period of 60 days after written notice has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

        (e) (i) an event of default has occurred under any mortgage, bond, indenture, loan agreement or other document evidencing an issue of Indebtedness of the Company or any Restricted Subsidiary, which issue has an aggregate outstanding principal amount of not less than $2.0 million, and such default has resulted in such Indebtedness becoming, whether by declaration or otherwise, due and payable prior to the date on which it would otherwise become due and payable or (ii) a default in any payment when due at final maturity of any such Indebtedness;

        (f) failure by the Company or any of its Restricted Subsidiaries to pay one or more final judgments the uninsured portion of which exceeds in the aggregate $2.0 million, which judgment or judgments are not paid, discharged or stayed for a period of 60 days;

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
        (g) any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under its Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture), and such condition has continued for a period of 30 days after written notice of such failure requiring the Guarantor and the Company to remedy the same has been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

        (h) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; or

        (i) CFP Group fails to own all of the Capital Stock of the Company, unless the Company and CFP Group have been merged.

    If an Event of Default (other than as specified in clause (h) above) occurs and is continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal of and accrued interest on all of the outstanding Notes immediately due and payable and, upon any such declaration, such principal and such interest will become due and payable immediately.

    If an Event of Default specified in clause (h) above occurs and is continuing, then the principal of and accrued interest on all of the outstanding Notes will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

    At any time after a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration and its consequences if (i) the Company or any Guarantor has paid or deposited with the Trustee a sum sufficient to pay (A) all overdue interest on all Notes, (B) all unpaid principal of (and premium, if any, on) any outstanding Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, (C) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes and (D) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(ii) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereon.

    No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

    The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all of the Notes, waive any past defaults under the Indenture, except a default in the payment of the principal of (and premium, if any) or interest on any Note, or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding.

    If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each holder of the Notes notice of the Default or Event of Default within five days after the

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
occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of (and premium, if any, on) or interest on any Notes, the Trustee may withhold the notice to the holders of the Notes if a committee of its trust officers in good faith determines that withholding such notice is in the interests of the holders of the Notes.

    The Company is required to furnish to the Trustee annual statements as to the performance by the Company and the Subsidiary Guarantors of their obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within five days of any Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

    The Company may, at its option and at any time, terminate the obligations of the Company and the Subsidiary Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of (and premium, if any, on) and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust,
(iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants set forth in the Indenture under "Certain Covenants" above, and any omission to comply with such obligations would not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

    In order to exercise either defeasance or covenant defeasance, (a) the Company must irrevocably deposit or cause to be deposited with the Trustee, as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Notes, money in an amount, or U.S. Government Obligations (as defined in the Indenture) that through the scheduled payment of principal and interest thereon will provide money in an amount, or a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any, on) and interest on the outstanding Notes at maturity (or upon redemption, if applicable) of such principal or installment of interest; (b) no Default or Event of Default has occurred and is continuing on the date of such deposit or, insofar as an event of bankruptcy under clause (h) of "Events of Default" above is concerned, at any time during the period ending on the 91st day after the date of such deposit; (c) such defeasance or covenant defeasance may not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; (d) in the case of defeasance, the Company must deliver to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date hereof, there has been a change in applicable federal income tax law, to the effect, and based thereon such opinion must confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (e) in the case of covenant defeasance, the Company must have delivered to the Trustee an opinion of counsel to the effect that the Holders of the Notes outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and (f) the Company must have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

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SATISFACTION AND DISCHARGE

    Upon the request of the Company, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when (a) either (i) all the Notes theretofore authenticated and delivered (other than mutilated, destroyed, lost or stolen Notes that have been replaced or paid and Notes that have been subject to defeasance under "Defeasance or Covenant Defeasance of Indenture") have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (A) have become due and payable, (B) will become due and payable at maturity within one year or (C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose in an amount sufficient to pay and discharge the entire Indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any, on) and interest on the Notes to the date of such deposit (in the case of Notes that have become due and payable) or to the Stated Maturity or redemption date, as the case may be; (b) the Company has paid or caused to be paid all sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

    Modifications and amendments of the Indenture and any Guarantee may be made by the Company, any affected Guarantor and the Trustee with the consent of the holders of a majority in aggregate outstanding principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby,

        (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

        (b) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any waiver of compliance with certain provisions of, or certain defaults and their consequences provided for under, the Indenture;

        (c) modify any provisions relating to "Amendments and Waivers" except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Note affected thereby; or

        (d) release any Subsidiary Guarantor that is a Significant Subsidiary from any of its obligations under its Subsidiary Guarantee or the Indenture other than in accordance with the terms of the Indenture.

    The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

THE TRUSTEE

    The United States Trust Company of New York, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes. The Company and its Affiliates maintain customary banking relationships with the Trustee.

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    The Indenture provides that, except during the continuance of an Event of
Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that, if it acquires any conflicting interest (as defined), it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

GOVERNING LAW

    The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth in the next paragraph, the Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

    The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to own, transfer or pledge Notes evidenced by the Global Note will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

    So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or

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liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

    CERTIFICATED SECURITIES

    Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture then, upon surrender by the Global Note Holder of its Global Note, Certificated Notes will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

    SAME-DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes represented by the Global Note are expected to be eligible to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certified Notes will also be settled in immediately available funds.

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
CERTAIN DEFINITIONS

    "Acquired Indebtedness" means Indebtedness of a person (a) existing at the time such person becomes a Subsidiary or (b) assumed in connection with the acquisition of assets from such person.

    "Affiliate" means, with respect to any specified person, (a) any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or (b) any other person that owns, directly or indirectly, 10% or more of such specified person's Capital Stock or any executive officer or director of any such specified person or other person or, with respect to any natural person, any person having a relationship with such person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control", when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of merger, consolidation or Sale and Leaseback Transaction or similar arrangement) (collectively, a "transfer") by the Company or any Restricted Subsidiary other than in the ordinary course of business, whether in a single transaction or a series of related transactions, other than (a) inventory sold in the ordinary course of business and (b) any such other assets to the extent that the aggregate value of such assets sold in any single transaction or related series of transactions does not exceed $250,000 and in all transactions during any 12-month period does not exceed $1.0 million. For the purposes of this definition, the term "Asset Sale" does not include any transfer of properties or assets (i) that is governed by the provisions of the Indenture described under "Consolidation, Merger and Sale of Assets", (ii) between or among the Company and its Restricted Subsidiaries pursuant to transactions that do not violate any other provision of the Indenture, (iii) representing obsolete or permanently retired equipment and facilities or (iv) to an Unrestricted Subsidiary, if permitted under the "Limitation on Restricted Payments" covenant.

    "Average Life" means, as of the date of determination with respect to any Indebtedness or Disqualified Stock, the quotient obtained by dividing (a) the sum of the products of (i) the number of years from the date of determination to the date or dates of each successive scheduled principal or liquidation value payment of such Indebtedness or Disqualified Stock, respectively, multiplied by
(ii) the amount of each such principal or liquidation value payment by (b) the sum of all such principal or liquidation value payments.

    "Bank Credit Agreement" means the credit agreement dated as of December 30, 1996 among the Company, the Banks and NationsBank, N.A., as agent, as such agreement may be amended, restated, supplemented, refinanced or otherwise modified from time to time.

    "Banks" means the banks and other financial institutions that from time to time are lenders under the Bank Credit Agreement.

    "Capital Stock" of any person means any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's equity interest (however designated) and any rights (other than debt securities convertible into capital stock), warrants or options exercisable or exchangeable for or convertible into such capital stock, whether now outstanding or issued after the Closing Date.

    "Capitalized Lease Obligation" means, with respect to any person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property that, in accordance with GAAP, has been recorded as a capitalized lease.

    "Change of Control" means the occurrence of any of the following events:

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        (a) Prior to an Initial Public Offering, Atlantic Equity Partners, L.P.
    and/or its Affiliates shall cease to beneficially own and control (x) at least 66 2/3% of the shares of Capital Stock (excluding the redeemable preferred stock owned by Atlantic Equity Partners, L.P. and its Affiliates) of CFP Group (as such number of shares may be adjusted to take into account stock splits, reverse stock splits, dividends payable in shares of Capital Stock and similar transactions) beneficially owned and controlled by such Persons as of the Closing Date and (y) a majority of the issued and outstanding Voting Stock of CFP Group;

        (b) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Atlantic Equity Partners, L.P., its Affiliates and/or management employees of CFP Group or any of its Subsidiaries is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of all classes of Voting Stock of CFP Group;

        (c) CFP Group, either individually or in conjunction with one or more of its subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or such subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of the properties of CFP Group and its subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of such subsidiaries, to any person (other than the Company or a Restricted Subsidiary);

        (d) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of CFP Group (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of CFP Group was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of CFP Group then in office; or

        (e) CFP Group or the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution, (other than as a result of a merger of the Company into CFP Group or CFP Group into the Company).

    "Closing Date" means the date on which the Notes are originally issued under the Indenture.

    "Consolidated Adjusted Net Income" means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (a) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (c) the portion of net income (or loss) of any person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period, (d) the net income (or loss) of any person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination and
(e) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income could be paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise.

    "Consolidated EBITDA" means, for any period, the sum of, without duplication, (a) Consolidated Adjusted Net Income for such period, PLUS (b) Fixed Charges for such period, PLUS (c) the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, PLUS (d) the aggregate depreciation, amortization and other non-cash expenses of the Company and its Restricted Subsidiaries for such

                                       95
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period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge that requires an accrual of or reserve for cash charges for any future period), to the extent deducted in computing Consolidated Adjusted Net Income, PLUS (e) any other non-cash charges reducing Consolidated Adjusted Net Income for such period, and minus non-cash credits increasing Consolidated Adjusted Net Income for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

    "Disqualified Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise (i) is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes, (ii) is redeemable at the option of the holder thereof, at any time prior to such final Stated Maturity or (iii) at the option of the holder thereof is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

    "Distribution" means a cash distribution on the capital stock of the Company in an amount not to exceed $17.25 million in order to permit CFP Group to make a cash distribution of up to $16.0 million on the Class A Common Stock of CFP Group and to effect redemption of an aggregate of up to $1.25 million of the outstanding redeemable preferred stock of CFP Group.

    "Equity Offering" means an underwritten primary offering of common stock (which is Qualified Stock) of CFP Group.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Fixed Charge Coverage Ratio" means, for any period, the ratio of Consolidated EBITDA for such period to Fixed Charges for such period.

    "Fixed Charges" means, for any period, without duplication, the sum of (a) the amount that, in conformity with GAAP, would be set forth opposite the caption "interest expense" (or any like caption) on a consolidated statement of operations of the Company and its Restricted Subsidiaries for such period, including, without limitation, (i) amortization of debt discount, (ii) the net cost of interest rate contracts (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) amortization of debt issuance costs and (v) the interest component of Capitalized Lease Obligations of the Company and its Restricted Subsidiaries, plus (b) cash dividends paid on Preferred Stock and Disqualified Stock by the Company and any Restricted Subsidiary (to any person other than the Company and its Restricted Subsidiaries), computed on a tax effected basis, plus (c) all interest on any Indebtedness of any person guaranteed by the Company or any of its Restricted Subsidiaries or secured by a lien on the assets of the Company or any of its Restricted Subsidiaries; provided, however, that Fixed Charges will not include any gain or loss from extinguishment of debt, including the write-off of debt issuance costs.

    "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect on the Closing Date.

    "Hedging Obligations" means the obligations of any person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such person against fluctuations in interest rates or the value of foreign currencies.

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    "Indebtedness" means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent, (a) every obligation of such person for money borrowed, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (d) every obligation of such person issued or assumed as the deferred purchase price of property or services, (e) the attributable value of every Capitalized Lease Obligation and Sale and Leaseback Transaction of such person, (f) all Disqualified Stock of such person valued at its maximum fixed repurchase price, plus accrued and unpaid dividends, (g) all obligations of such person under or in respect of Hedging Obligations and (h) every obligation of the type referred to in clauses (a) through (g) of another person and all dividends of another person the payment of which, in either case, such person has guaranteed. For purposes of this definition, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Disqualified Stock. Notwithstanding the foregoing, trade accounts payable and accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by such person will not be considered Indebtedness for purposes of this definition.

    "Initial Public Offering" means a public offering of the common stock of CFP Group that first results in the common stock of CFP Group becoming listed for trading on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market.

    "Investment" means, (i) directly or indirectly (whether by means of a cash payment or otherwise), any advance, loan (including, without limitation, by way of guarantee or similar arrangement) or other extension of credit or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any person or making of any investment in any person,
(ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Company or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments will exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

    "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A person will be deemed to own subject to a Lien any property that such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

    "Management Fees" means management fees not in excess of $600,000 in any single fiscal year plus reimbursement of actual out-of-pocket expenses.

    "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or cash equivalents, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of any bona fide direct costs incurred in connection with such Asset Sale, including, without limitation, (i) taxes reasonably estimated to be actually payable in connection with such Asset Sale, (ii) payment of liabilities relating to assets sold at the time of, or within 30 days after the date of such Asset Sale, (iii) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than under the Bank Credit Agreement) that is secured by a lien on the stock or assets in question and that is

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required to be repaid under the terms thereof as a result of such Asset Sale and
(iv) reasonable and customary fees, commissions, expenses and other costs paid by the Company or any of its Subsidiaries to any person (other than an Affiliate of the Company) in connection with such Asset Sale.

    "Permitted Investments" means any of the following:

        (a) Investments in (i) securities with a maturity of one year or less issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of one year or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus of not less than $500.0 million; (iii) any shares of money market mutual or similar funds having assets in excess of $500.0 million; and (iv) commercial paper with a maturity of one year or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and having a rating (A) from Moody's Investors Service, Inc. of at least P-1 or (B) from Standard & Poor's Ratings Services of at least A-1;

        (b) Investments by the Company or any Restricted Subsidiary in another person, if as a result of such Investment (i) such other person becomes a Restricted Subsidiary or (ii) such other person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

        (c) Investments by the Company or any Restricted Subsidiary in any one of the other of them;

        (d) Investments in property or assets to be used in any line of business in which the Company or any Restricted Subsidiary is engaged on the Closing Date;

        (e) Investments in existence on the Closing Date;

        (f) promissory notes received as a result of Asset Sales permitted under the "Limitations on Certain Asset Sales" covenant; and

        (g) other Investments that do not exceed $1.0 million at any time outstanding.

    "Preferred Stock" means, with respect to any person, any and all shares, interests, partnership interests, participations, rights in or other equivalents (however designated) of such person's preferred or preference stock, whether now outstanding or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

    "Qualified Equity Interest" means any Qualified Stock and all warrants, options or other rights to acquire Qualified Stock (but excluding any debt security that is convertible into or exchangeable for Capital Stock).

    "Qualified Stock" of any person means any and all Capital Stock of such person, other than Disqualified Stock.

    "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

    "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which a person sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

    "Significant Subsidiary" means any Restricted Subsidiary of the Company that together with its Subsidiaries, (a) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated net sales of the Company and its Subsidiaries or (b) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, in the case of either (a) or (b), as set forth on the most recently available consolidated financial statements of the

Company for such fiscal year or (c) was organized or acquired since the end of such fiscal year and would have been a Significant Subsidiary if it had been owned during such fiscal year.

    "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness or any installment of interest thereon is due and payable.

    "Subordinated Indebtedness" means Indebtedness of the Company or a Subsidiary Guarantor that is subordinated in right of payment to the Notes or the Subsidiary Guarantees issued by such Subsidiary Guarantor, as the case may be.

    "Subsidiary" means any person a majority of the equity ownership or Voting Stock of which is at the time owned, directly or indirectly, by the Company and/or one or more other Subsidiaries of the Company.

    "Unrestricted Subsidiary" means (a) any Subsidiary that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary in accordance with the "Unrestricted Subsidiaries" covenant and (b) any Subsidiary of an Unrestricted Subsidiary.

    "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes has, or might have, voting power by reason of the happening of any contingency).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    Based upon the assumptions, qualifications, and limitations set forth in the tax opinion attached as Exhibit 8 to the Registration Statement of which this Prospectus is a part, the following discussion, in the opinion of O'Sullivan Graev & Karabell, LLP, counsel to CFP Group, fairly presents a summary of certain Federal income tax considerations relevant to the exchange of Old Notes for New Notes pursuant to the Exchange Offer, and of the ownership of the New Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary, and proposed Treasury Regulations, laws, Internal Revenue Service ("IRS") rulings and pronouncements and decisions now in effect, all of which are subject to change. Any such changes may be applied retroactively in a manner that could adversely affect a Holder of the New Notes. This summary deals only with Holders that will hold New Notes as "capital assets" (within the meaning of Section 1221 of the Code) and that are (i) citizens or residents of the United States, (ii) domestic corporations, or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of a New Note. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold New Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

    CFP Group has not sought and will not seek any rulings from the IRS with respect to the positions discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the New Notes or that any such position would not be sustained.

    THE FOLLOWING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

    Although the matter is not entirely free from doubt, the exchange of an Old Note for a New Note pursuant to the Exchange Offer should not be treated as an exchange or otherwise as a taxable event for Federal income tax purposes. Accordingly, the New Notes should have the same issue price as the Old Notes and each Holder should have the same adjusted basis and holding period in the New Notes as it had in the Old Notes immediately before the consummation of the Exchange Offer. It is assumed, for purposes of the following discussion, that the consummation of the Exchange Offer will not be treated as a taxable event to Holders.

    Notwithstanding the foregoing, the IRS might attempt to treat the Exchange Offer as an "exchange" for federal income tax purposes. In such event the Exchange Offer could be treated as a taxable transaction in which case a Holder would be required to recognize gain or loss equal to the difference between such Holder's tax basis in the Notes and the issue price of the Exchange Notes and, in some cases, a Holder could be required to recognize original issue discount, taxable as ordinary income.

PAYMENT OF INTEREST

    Interest on a New Note generally will be includable in the income of a Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes.

OPTIONAL REDEMPTION OR REPAYMENT

    The New Notes will not have original issue discount ("OID") because they will have the same issue price as the Old Notes, which were issued at par. For purposes of determining OID, Treasury Regulations provide that (i) the Holder's right to require redemption of the New Notes upon the occurrence of a Change of Control will not be taken into account unless, based on all the facts and circumstances as of the issue date, it is significantly more likely than not that a Change of Control giving rise to the redemption will occur and (ii) the Company will be deemed to exercise its option to redeem the New Notes in a manner that minimizes the yield on the New Notes. In the event of a Change of Control, each Holder of New Notes will have the right to require the Company to repurchase all or a part of such Holder's New Notes as described in "Description of Notes--Repurchase at the Option of Holders--Change of Control." The Company may also redeem the New Notes in certain circumstances, pursuant to the terms of the New Notes. The Company does not believe that pursuant to the Treasury Regulations discussed above, either the repurchase or the redemption provisions of the New Notes will cause the New Notes to be issued with OID, or otherwise affect the computation of the yield to maturity of the New Notes. See "Description of Notes--Redemption--Optional Redemption."

MARKET DISCOUNT ON RESALE OF NEW NOTES

    A Holder of a New Note should be aware that the purchase or resale of a New Note may be affected by the "market discount" provisions of the Code. The market discount rules generally provide that if a Holder of a New Note purchases the New Note at a market discount (i.e., a discount other than at original issue), any gain recognized upon the disposition of the New Note by the Holder will be taxable as ordinary interest income, rather than as capital gain, to the extent such gain does not exceed the accrued market discount on such New Note at the time of such disposition. "Market discount" generally means the excess, if any, of a New Note's stated redemption price at maturity over the price paid by the Holder therefor, unless a DE MINIMIS exception applies. A Holder who acquires a New Note at a market discount also may be required to defer the deduction of a portion of the amount of interest that the Holder paid or accrued during the taxable year on indebtedness incurred or maintained to purchase or carry such New Note, if any. If a Holder makes a gift of a New Note, accrued market discount, if any, will be recognized as if such Holder had sold such New Note for a price equal to its fair market value.

    The New Notes provide for optional redemption, in whole or in part, and, in the case of Change of Control, a mandatory offer to redeem, prior to maturity. If the New Notes were redeemed, a Holder generally would be required to include in gross income as ordinary income, for Federal income tax purposes, the portion of the payment that is attributable to accrued market discount on the New Notes, if any.

    Any principal payment on a New Note acquired by a Holder at a market discount will be included in gross income as ordinary income (generally, as interest income) to the extent that it does not exceed the accrued market discount at the time of such payment. The amount of the accrued market discount for purposes of determining the tax treatment of subsequent payments on, or dispositions of, a New Note is to be reduced by the amounts so treated as ordinary income.

    A Holder of a New Note acquired at a market discount may elect to include market discount in gross income, for federal income tax purposes, as such market discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If a Holder of a New Note makes such an election, the foregoing rules regarding the recognition of ordinary interest income on sales and other dispositions and the receipt of principal payments with respect to such New Note, and regarding the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such New Note, will not apply.

AMORTIZABLE BOND PREMIUM

    A subsequent Holder that purchases a New Note for an amount in excess of the sum of all amounts payable on the New Note after the purchase date, other than stated interest, will be considered to have purchased the New Note at a "premium." A Holder generally may elect to amortize the premium over the remaining term of the New Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the Holder's interest income from the New Note. Bond premium on a New Note held by a Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the New Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

SALE, EXCHANGE OR RETIREMENT OF THE NEW NOTES

    In general, subject to the market discount provisions and the amortizable bond premium provisions discussed above, upon the sale, exchange or redemption of a New Note, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which amount is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the New Note. A Holder's initial tax basis in a New Note received in exchange for an Old Note will be equal to the basis such Holder had in the Old Note. With respect to Holders who purchase New Notes other than at their original issuance, their tax basis in the New Notes will generally be equal to their purchase price. Such capital gain or loss will be long-term capital gain or loss if the Holder's holding period in the New Note is more than one year at the time of sale, exchange or redemption.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a New Note and payments of the proceeds of the sale of a New Note to certain noncorporate Holders, and a 31% backup withholding tax may apply to such payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required minimum information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

    Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, PROVIDED that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Accordingly, any holder who is an affiliate of the Company or any holder using the Exchange Offer to participate in a distribution of the New Notes will not be able to rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company). The Company has agreed that, for a period of one year from the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 5, 1997 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of one year from the date of this Prospectus, the Company will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company will pay all the expenses incident to the Exchange Offer (which shall not include the expenses of any holder in connection with resales of the New Notes). The Issuer has agreed to indemnify the Initial Purchasers and any broker-dealers participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the New Notes offered hereby will be passed upon for the Company by O'Sullivan Graev & Karabell, LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of CFP Group, Inc. and subsidiaries at September 30, 1995 and 1996 and March 31, 1997 and for each of the three years in the period ended September 30, 1996 and the six months ended March 31, 1997 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Quality Foods, L.P. at December 31, 1995 and for each of the two years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement to which this Prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Quality Foods, L.P. at December 31, 1996 and for the year ended December 31, 1996, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                        CFP GROUP, INC. AND SUBSIDIARIES

                                                                                                               PAGE
                                                                                                             ---------

Independent Auditors' Report...............................................................................     F-2

Consolidated Balance Sheets at September 30, 1995 and 1996 and March 31, 1997..............................     F-3

Consolidated Statements of Operations for the years ended September 30, 1994, 1995 and 1996 and the six
  months ended March 31, 1996 and 1997.....................................................................     F-4

Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended September 30, 1994, 1995
  and 1996 and the six months ended March 31, 1997.........................................................     F-5

Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1995 and 1996 and the six
  months ended March 31, 1996 and 1997.....................................................................     F-6

Notes to Consolidated Financial Statements.................................................................     F-8

                              QUALITY FOODS, L.P.

Independent Auditors' Report.........................................................    F-20

Report of Independent Auditors.......................................................    F-21

Balance Sheets at December 31, 1995 and 1996.........................................    F-22

Statements of Operations for the years ended December 31, 1994, 1995 and 1996........    F-23

Statements of Partners' Capital for the years ended December 31, 1994, 1995 and
  1996...............................................................................    F-24

Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996........    F-25

Notes to Financial Statements........................................................    F-26

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

CFP Group, Inc.:

    We have audited the accompanying consolidated balance sheets of CFP Group, Inc. and subsidiaries (the "Company") as of September 30, 1995 and 1996 and March 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the three years in the period ended September 30, 1996 and the six months ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CFP Group, Inc. and subsidiaries as of September 30, 1995 and 1996 and March 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 and the six months ended March 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Los Angeles, California
June 16, 1997

                        CFP GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                         ASSETS (NOTE 7)
                                                                    SEPTEMBER 30,
                                                                 --------------------   MARCH 31,
                                                                   1995       1996        1997
                                                                 ---------  ---------  -----------

                                                                          (IN THOUSANDS)
Current assets:
  Cash.........................................................  $       1  $     493   $   2,139
  Accounts receivable, net of allowance for doubtful accounts of $138,000, $50,000 and $93,000 at September 30, 1995 and
    1996, and March 31, 1997, respectively (Note 2)............      3,999      4,656      10,719
  Inventories (Notes 2 and 4)..................................      3,429      3,908      11,340
  Prepaid expenses and other current assets....................        919        302       2,526
  Deferred income taxes (Notes 2 and 12).......................     --            136      --
  Income taxes receivable......................................     --             86      --
                                                                 ---------  ---------  -----------
      Total current assets.....................................      8,348      9,581      26,724
Property and equipment, net (Notes 2 and 5)....................      8,258     10,049      25,402
Costs in excess of net assets acquired, net
  (Notes 1 and 2)..............................................     10,659     10,375      72,021
Intangible and other assets, net (Notes 2 and 6)...............      2,883      2,198       8,675
                                                                 ---------  ---------  -----------
        Total..................................................  $  30,148  $  32,203   $ 132,822
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------
                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current portion of long-term obligations (Note 7)............  $   2,310  $   3,665   $   1,991
  Accounts payable.............................................      2,062      2,146       4,964
  Accrued expenses and other current liabilities...............        909        617       5,055
  Income taxes payable.........................................        313     --              12
                                                                 ---------  ---------  -----------
      Total current liabilities................................      5,594      6,428      12,022
                                                                 ---------  ---------  -----------
Long-term obligations (Note 7).................................     15,987     18,378     137,864
                                                                 ---------  ---------  -----------
Deferred income taxes (Notes 2 and 12).........................        555        681      --
                                                                 ---------  ---------  -----------
Stock warrant purchase obligations (Note 7)....................        899      1,516      --
                                                                 ---------  ---------  -----------
Commitments and contingencies (Notes 13 and 14)

Redeemable preferred stock (Note 9)............................      1,229      1,180      --
                                                                 ---------  ---------  -----------

Redeemable common stock (Note 10)..............................     --         --           2,319
                                                                 ---------  ---------  -----------

Stockholders' equity (deficiency) (Note 11):
  Preferred stock, $.01 par value; 6,472 shares authorized,
    none issued and outstanding.
  Voting common stock - Class A, $.01 par value; 100,000 shares
    authorized, 14,705 shares issued and outstanding...........      3,196      3,196       3,196
  Nonvoting common stock - Class A, $.01 par value; 25,000
    shares authorized, 2,725, 2,725 and 11,241 (inclusive of
    3,011 shares classified as redeemable common stock) shares issued and outstanding at September 30, 1995 and 1996 and
    March 31, 1997, respectively...............................        592        592       2,204
  Nonvoting common stock - Class B, $.01 par value; 25,000
    shares authorized, 3,321 shares (inclusive of 2,162 shares classified as redeemable common stock) issued and
    outstanding at March 31, 1997..............................  --         --                805
  Stockholders' notes receivable...............................  --         --               (337)
  Retained earnings (deficit)..................................      2,096        232     (25,251)
                                                                 ---------  ---------  -----------
      Total stockholders' equity (deficiency)..................      5,884      4,020     (19,383)
                                                                 ---------  ---------  -----------
        Total..................................................  $  30,148  $  32,203   $ 132,822
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                        CFP GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           SIX MONTHS ENDED
                                                        YEARS ENDED SEPTEMBER 30,     --------------------------
                                                     -------------------------------   MARCH 31,     MARCH 31,
                                                       1994       1995       1996         1996          1997
                                                     ---------  ---------  ---------  ------------  ------------
                                                             (IN THOUSANDS)           (UNAUDITED)
Sales (Note 2).....................................  $  86,598  $  61,543  $  65,996   $   30,335    $   60,529
Cost of sales......................................     76,485     49,868     53,818       23,766        52,276
                                                     ---------  ---------  ---------  ------------  ------------
Gross profit.......................................     10,113     11,675     12,178        6,569         8,253
Selling, general and administrative
  expenses (Note 8)................................      5,957      6,700      5,512        2,944         7,474
Sales brokerage agreement termination costs (Note
  8)...............................................     --         --          4,996        4,996        --
                                                     ---------  ---------  ---------  ------------  ------------
  Income (loss) from operations....................      4,156      4,975      1,670       (1,371)          779
Interest expense (Note 7)..........................      2,443      2,632      3,232        1,512         4,681
                                                     ---------  ---------  ---------  ------------  ------------
  Income (loss) before income taxes and
    extraordinary item.............................      1,713      2,343     (1,562)      (2,883)       (3,902)
Provision (benefit) for income taxes (Notes 2 and
  12)..............................................        851      1,189       (409)        (662)         (541)
                                                     ---------  ---------  ---------  ------------  ------------
  Income (loss) before extraordinary item..........        862      1,154     (1,153)      (2,221)       (3,361)
Extraordinary (loss) on early extinguishment of
  debt (Note 7)....................................     --         --         --           --            (4,489)
                                                     ---------  ---------  ---------  ------------  ------------
Net income (loss)..................................  $     862  $   1,154  $  (1,153)  $   (2,221)   $   (7,850)
                                                     ---------  ---------  ---------  ------------  ------------
                                                     ---------  ---------  ---------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                        CFP GROUP, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996 AND THE SIX MONTHS ENDED MARCH 31,
                                      1997

                                  VOTING                  NONVOTING-                NONVOTING-
                                 CLASS A                   CLASS A                   CLASS B
                               COMMON-STOCK              COMMON STOCK              COMMON STOCK        SHAREHOLDER   RETAINED
                         ------------------------  ------------------------  ------------------------     NOTES      EARNINGS
                           SHARES       AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT     RECEIVABLE    (DEFICIT)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                 (DOLLARS IN THOUSANDS)
Balance, October 1,
  1993.................      14,705    $   3,196        2,595    $     554                                           $     275
  Sale of common
    stock..............                                   130           38
  Net income...........                                                                                                    862
  Redeemable preferred
    dividends..........                                                                                                    (97)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance, September 30,
  1994.................      14,705        3,196        2,725          592                                               1,040
  Net income...........                                                                                                  1,154
  Redeemable preferred
    dividends..........                                                                                                    (98)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance, September 30,
  1995.................      14,705        3,196        2,725          592                                               2,096
  Net loss.............                                                                                                 (1,153)
  Redeemable preferred
    dividends..........                                                                                                    (94)
  Increase in carrying
    value of stock
    warrant purchase
    obligations........                                                                                                   (617)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance, September 30,
  1996.................      14,705        3,196        2,725          592                                                 232
  Net loss.............                                                                                                 (7,850)
  Redeemable preferred
    dividends..........                                                                                                    (27)
  Increase in carrying
    value of stock
    warrant purchase
    obligations........                                                                                                   (207)
  Exercise of stock
    warrants...........                                 4,538        1,723
  Exercise of stock
    options............                                 7,487        2,163
  Issuance of common
    stock..............                                     1            1        3,321    $   2,305    $    (343)
  Repayment of stock-
    holder notes.......                                                                                         6
  Repurchase of common
    stock..............                                (3,510)      (1,456)
  Distribution to
    stockholders.......                                                                                                (17,399)
  Shares reclassified
    to
    redeemable common
    stock..............                                (3,011)        (819)      (2,162)      (1,500)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Balance, March 31,
  1997.................      14,705    $   3,196        8,230    $   2,204        1,159    $     805    $    (337)   $ (25,251)
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                           TOTAL
                         ---------

Balance, October 1,
  1993.................  $   4,025
  Sale of common
    stock..............         38
  Net income...........        862
  Redeemable preferred
    dividends..........        (97)
                         ---------
Balance, September 30,
  1994.................      4,828
  Net income...........      1,154
  Redeemable preferred
    dividends..........        (98)
                         ---------
Balance, September 30,
  1995.................      5,884
  Net loss.............     (1,153)
  Redeemable preferred
    dividends..........        (94)
  Increase in carrying
    value of stock
    warrant purchase
    obligations........       (617)
                         ---------
Balance, September 30,
  1996.................      4,020
  Net loss.............     (7,850)
  Redeemable preferred
    dividends..........        (27)
  Increase in carrying
    value of stock
    warrant purchase
    obligations........       (207)
  Exercise of stock
    warrants...........      1,723
  Exercise of stock
    options............      2,163
  Issuance of common
    stock..............      1,963
  Repayment of stock-
    holder notes.......          6
  Repurchase of common
    stock..............     (1,456)
  Distribution to
    stockholders.......    (17,399)
  Shares reclassified
    to
    redeemable common
    stock..............     (2,319)
                         ---------
Balance, March 31,
  1997.................  $ (19,383)
                         ---------
                         ---------

          See accompanying notes to consolidated financial statements.

                        CFP GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              SIX MONTHS ENDED
                                                           YEARS ENDED SEPTEMBER 30,      ------------------------
                                                        --------------------------------   MARCH 31,    MARCH 31,
                                                          1994        1995       1996        1996         1997
                                                        ---------  ----------  ---------  -----------  -----------
                                                                                          (UNAUDITED)

                                                                              (IN THOUSANDS)

Cash flows from operating activities:
  Net income (loss)...................................  $     862  $    1,154  $  (1,153)  $  (2,221)  $    (7,850)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization.....................      1,847       1,710      2,088       1,035         2,236
    Amortization of deferred financing costs and
      original issue discount.........................        588         602        630         316           389
    Deferred income taxes.............................        403        (171)       (10)        (74)         (546)
    Extraordinary loss on early extinguishment of
      debt............................................     --          --         --          --             4,489
    Changes in assets and liabilities, net of the
      effects from the acquisition of Quality Foods
      L.P.:
      Accounts receivable.............................        503         (18)      (658)        318          (170)
      Inventories.....................................        345         430       (479)       (185)        1,802
      Prepaid expenses and other current assets.......       (109)       (362)       324         427          (963)
      Income taxes receivable/payable.................       (160)        473       (399)       (900)           98
      Accounts payable................................        251         (57)        84         363           289
      Accrued expenses and other current
        liabilities...................................       (155)        621       (292)       (181)        3,703
                                                        ---------  ----------  ---------  -----------  -----------
        Net cash provided by (used in) operating
          activities..................................      4,375       4,382        135      (1,102)        3,477
                                                        ---------  ----------  ---------  -----------  -----------
Cash flows from investing activities:
  Acquisition of property and equipment...............       (739)     (1,821)    (1,432)       (468)       (1,674)
  Acquisition of Quality Foods L.P....................     --          --         --          --           (65,647)
  Proceeds from sale of property and equipment........         53      --         --          --                44
  Other assets........................................         20          36       (379)     (1,453)          (16)
                                                        ---------  ----------  ---------  -----------  -----------
        Net cash used in investing activities.........       (666)     (1,785)    (1,811)     (1,921)      (67,293)
                                                        ---------  ----------  ---------  -----------  -----------
Cash flows from financing activities:
  Borrowings under revolving loan facility............      9,000       8,300      9,725       5,300        14,821
  Repayment of revolving loan facilities..............    (10,500)     (9,050)    (9,975)     (5,600)      (15,821)
  Proceeds from issuance of long-term debt............     --           8,800      5,681       5,681       218,500
  Repayment of long-term debt and capitalized lease
    obligations.......................................     (2,037)    (10,857)    (3,120)     (1,369)     (122,847)
  Deferred financing costs............................                                                     (11,455)
  Proceeds from sale of common stock..................         38      --         --          --               157
  Purchase of redeemable preferred stock..............     --          --           (143)       (143)       (1,207)
  Collection of shareholder notes receivable..........                                                           6
  Purchase of common stock............................     --          --         --          --              (692)
  Distributions to shareholders.......................     --          --         --          --           (16,000)
                                                        ---------  ----------  ---------  -----------  -----------
        Net cash (used in) provided by financing
          activities..................................     (3,499)     (2,807)     2,168       3,869        65,462
                                                        ---------  ----------  ---------  -----------  -----------
Net increase (decrease) in cash.......................        210        (210)       492         846         1,646
Cash, beginning of period.............................          1         211          1           1           493
                                                        ---------  ----------  ---------  -----------  -----------
Cash, end of period...................................  $     211  $        1  $     493   $     847   $     2,139
                                                        ---------  ----------  ---------  -----------  -----------
                                                        ---------  ----------  ---------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                        CFP GROUP, INC. AND SUBSIDIARIES

                                                                                               SIX MONTHS ENDED
                                                            YEARS ENDED SEPTEMBER 30,      ------------------------
                                                         --------------------------------   MARCH 31,    MARCH 31,
                                                           1994        1995       1996        1996         1997
                                                         ---------  ----------  ---------  -----------  -----------
                                                                                           (UNAUDITED)

                                                                               (IN THOUSANDS)

Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
    Interest...........................................  $   2,024  $    1,831  $   2,265   $   1,203    $   2,099
    Income taxes.......................................        690         973     --              32          (93)
Supplemental disclosures of noncash investing and
  financing activity:
  Acquisition of property and equipment through capital
    leases.............................................  $     776  $    3,233  $   1,577   $      77       --
  Accrued dividends on redeemable preferred stock......         97          98         94          45    $      27
  Issuance of common stock in exchange for equity
    interest in Quality Foods L.P......................     --          --         --          --            1,500
  Issuance of employee notes in exchange for non-voting
    Class B common stock...............................                                                        343
  Exercise price of stock options for which the cost to
    exercise was deducted from the distribution to
    stockholders.......................................     --          --         --          --            1,399
  Issuance of nonvoting Class B common stock to a
    financial institution for services rendered........                                                        305

During the year ended September 30, 1996, and the six months ended March 31, 1996 and 1997, the carrying value of the stock warrant purchase obligations was increased by $617,000, $288,000 and $207,000, respectively, with a corresponding charge to retained earnings. During the six months ended March 31, 1997, the stock warrant purchase obligations with a carrying value of $1,723,000 were redeemed for non-voting Class A common stock.

On December 31, 1996, the Company acquired all of the equity interests in Quality Foods L.P. and its two general partners which are now operated as QF Acquisition Corp. ("Quality Foods") for a purchase price of $65.6 million. (See
Note 3)

          See accompanying notes to consolidated financial statements.

                        CFP GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

    CFP Group, Inc. (the "Company") was incorporated on November 26, 1996 as New CFP Holdings, Inc. and subsequently changed its name to CFP Group, Inc. The Company was formed to recapitalize CFP Holdings, Inc. On December 31, 1996, each person owning capital stock (or options to acquire capital stock) of CFP Holdings, Inc. exchanged their equity interests for equivalent interests of capital stock (or options to acquire capital stock) of the Company. Accordingly, these consolidated financial statements include the historical results of CFP Holdings, Inc. for all periods presented. CFP Group, Inc. and CFP Holdings, Inc. are companies which have no operations or assets separate from their investments in their respective subsidiaries and rely on CFP Holdings, Inc.'s subsidiaries for their cash flows.

    CFP Group, Inc., through its wholly owned subsidiaries, develops, manufactures and markets pre-cooked and uncooked meat products sold primarily to manufacturers of branded and private label packaged foods, foodservice distributors, and restaurants.

    On December 31, 1996, the Company acquired all of the equity interests in Quality Foods. Quality Foods is a Pennsylvania-based manufacturer primarily of pre-cooked and uncooked, thinly-sliced beef used in "Philadelphia-style" steak sandwiches. The financial statements include the operations of Quality Foods from the date of acquisition (See Note 3.)

    On March 31, 1993, the Company acquired substantially all the assets of Best Western Foods, Inc. and all the outstanding stock of Center of the Plate Foods, Inc. The acquisitions were accounted for as purchases. The cost in excess of net assets acquired related to the purchase of the assets of Best Western Foods, Inc. and a portion of the stock of Center of the Plate Foods, Inc. were based on the fair values of the identifiable assets acquired and liabilities assumed. However, because certain shares of the stock of Center of the Plate Foods, Inc. were purchased from a stockholder of the Company, a portion of the cost in excess of net assets acquired was reduced to reflect the historical basis of the stockholder's continuing interest in the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of CFP Group, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    FISCAL YEAR-END--During March 1997, the Company changed its year-end from the Saturday closest to September 30 to the Saturday closest to March 31. All full years presented are 52 weeks; the six months ended March 31 consist of 26 weeks. For clarity of presentation, the Company describes its prior year-ends as September 30 and its prior quarter-end and current year-end as March 31. The Company's fiscal quarter end is the Saturday closest to the calendar quarter-end.

    CONCENTRATION OF CREDIT RISK--Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company has two significant customers that accounted for more than 10% of its sales. Sales to one customer totaled 71%, 46%, 48% and 35%, and sales to another customer totaled 25%, 44%, 40% and 23% of total sales for the years ended September 30, 1994, 1995 and 1996, and the six months ended March 31, 1997 respectively. Accounts receivable from these customers totaled 81%, 64%, and 22% of total accounts receivable at September 30, 1995 and 1996 and March 31, 1997, respectively. In addition, during the six months ended March 31, 1997, approximately

                        CFP GROUP, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
11% of sales were ultimately purchased by retail units of an international franchising operation offering a menu of submarine sandwiches.

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

    PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. The Company uses the straight-line method of depreciation for buildings and leasehold improvements and both the straight-line and the double-declining method for all other property and equipment. Depreciation is provided for over the estimated useful lives of the related assets, ranging from 3 to 40 years. Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

    INTANGIBLE AND LONG-LIVED ASSETS--The Company reviews the recoverability of intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Company's policy is to record a writedown that is determined based on the difference between the carrying value of the asset and its estimated fair value.

    COST IN EXCESS OF NET ASSETS ACQUIRED--Cost in excess of net assets acquired is amortized over periods of 20 to 40 years. Accumulated amortization was $711,000, $995,000 and $1,919,000 at September 30, 1995 and 1996 and March 31,
1997, respectively (see Note 3).

    COVENANTS NOT TO COMPETE--Covenants not to compete are stated at cost and are amortized on a straight-line basis over five years. Accumulated amortization was $1,198,000, $1,776,000 and $2,065,000 at September 30, 1995 and 1996 and
March 31, 1997, respectively.

    INCOME TAXES--Deferred income taxes are determined based on temporary differences between the financial reporting and income tax bases of assets and liabilities at the balance sheet date, multiplied by the applicable tax rates. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amounts of substantially all of the Company's outstanding long-term obligations approximate fair value because their interest rates are based on variable reference rates or rates currently available to the Company for debt with similar terms.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    STOCK OPTIONS--Statement of Financial Accounting Standards ("SFAS") No. 123 regarding accounting for stock-based compensation is effective for the Company beginning October 1, 1996. SFAS No. 123 requires expanded disclosure of stock-based compensation arrangements and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. The Company will continue to account for its stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25.

    INTERIM FINANCIAL DATA (UNAUDITED)--The financial statements and disclosures included herein for the six months ended March 31, 1996 are unaudited; however, in the opinion of management, all adjustments,

                        CFP GROUP, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) consisting only of normal recurring adjustments, necessary for a fair presentation of the financial statements for the interim period have been included. The results of operations for interim periods are not necessarily indicative of the results to be obtained for any other interim period or for the entire fiscal year.

3. BUSINESS ACQUISITIONS

    On December 31, 1996 pursuant to a securities purchase agreement, the Company acquired all of the equity interests in Quality Foods for a total purchase price of $67.1 million which was composed of cash payments to sellers of $64.0 million, less a purchase price adjustment refund received from the sellers of $354,000, the issuance of 2,162 shares of nonvoting common stock--Class B valued at $1.5 million, plus acquisition costs of $2.6 million less cash assumed of $600,000. Funds for the acquisition, the repayment of certain existing indebtedness, and for working capital were primarily provided by $76.0 million in term loans, a $20.0 million revolving credit facility and $25.0 million of subordinated bridge loans. This acquisition has been accounted for under the purchase method and the results of the operations of Quality Foods have been included in the consolidated financial statements since the date of acquisition. The purchase price has been allocated, on a preliminary basis, to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. This resulted in an excess of cost over net assets acquired of $62.6 million which is being amortized on a straight line basis over 20 years.

    If the acquisition and the related equity and debt transactions had occurred on October 1, 1995, the results on a pro forma basis for the combined operations of the Company and Quality Foods for the year ended September 30, 1996 and for the six months ended March 31, 1997 would have been as follows:

                                                                     SEPTEMBER 30,   MARCH 31,
                                                                         1996          1997
                                                                     -------------  -----------
Net sales..........................................................   $   156,645    $  81,578
(Loss) income before extraordinary item............................        (3,297)      (4,265)

    The fair value of the assets acquired was $95.4 million, the cash paid was $65.6 million, the fair value of Common Stock issued was $1.5 million and liabilities assumed or paid upon the Acquisition were $28.3 million.

4. INVENTORIES

    Inventories consisted of the following:

                                                                    SEPTEMBER 30,       MARCH 31,
                                                                 --------------------  -----------
                                                                   1995       1996        1997
                                                                 ---------  ---------  -----------

                                                                          (IN THOUSANDS)
Raw materials..................................................  $   2,126  $   2,157   $   4,498
Work-in-process................................................         81         96       2,157
Finished goods.................................................      1,222      1,655       4,685
                                                                 ---------  ---------  -----------
Total..........................................................  $   3,429  $   3,908   $  11,340
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

                        CFP GROUP, INC. AND SUBSIDIARIES

5. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                                  SEPTEMBER 30,       MARCH 31,
                                                               --------------------  -----------
                                                                 1995       1996        1997
                                                               ---------  ---------  -----------
                                                                        (IN THOUSANDS)
Land.........................................................  $      30  $     187   $     376
Building.....................................................      4,030      5,471      17,232
Machinery and equipment......................................      4,022      5,018       9,590
Office furniture and fixtures................................        127        228         492
Leasehold improvements.......................................      1,513      1,816       2,479
Construction in progress.....................................     --         --             185
                                                               ---------  ---------  -----------
                                                                   9,722     12,720      30,354
Accumulated depreciation and amortization....................     (1,464)    (2,671)     (4,952)
                                                               ---------  ---------  -----------
Property and equipment, net..................................  $   8,258  $  10,049   $  25,402
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

6. INTANGIBLE AND OTHER ASSETS

    Intangible and other assets consisted of the following:

                                                                  SEPTEMBER 30,       MARCH 31,
                                                               --------------------  -----------
                                                                 1995       1996        1997
                                                               ---------  ---------  -----------

                                                                        (IN THOUSANDS)
Covenants not to compete.....................................  $   2,643  $   2,643   $   2,643
Deferred financing costs.....................................      2,379      2,428      12,231
Other assets.................................................        170        495         210
                                                               ---------  ---------  -----------
                                                                   5,192      5,566      15,084
Accumulated amortization.....................................     (2,309)    (3,368)     (6,409)
                                                               ---------  ---------  -----------
Total........................................................  $   2,883  $   2,198   $   8,675
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

                        CFP GROUP, INC. AND SUBSIDIARIES

7. LONG-TERM OBLIGATIONS

                                                                                    SEPTEMBER 30,       MARCH 31,
                                                                                ----------------------  ----------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  ----------
                                                                                          (IN THOUSANDS)
Long-term obligations consisted of the following:
Senior notes payable, interest at 11 5/8% payable semiannually, principal due
  January 2004................................................................                          $  115,000
Term note payable to a bank, interest at a reference rate (8.5% at March 31,
  1997) plus 2% or Eurodollar rate (5.8% at March 31, 1997) plus 3% payable semiannually, principal payable quarterly at $1.0 million increasing to $2.2
  million with the remaining balance due in June 2002.........................                              10,000
Revolving loan payable to a bank, interest at a reference rate (8.5% at March
  31, 1997) plus 1.25% or Eurodollar rate (5.8% at March 31, 1996) plus 2.5%
  payable quarterly, expires June 2002........................................                                 500
Debt assumed in connection with the acquisition of Quality Foods:
  Revenue bond payable to a government financing authority, interest at a reference rate (5.85% at March 31, 1997) not to exceed 18% payable monthly, principal payable annually at $100,000 increasing to $400,000
    through December 2014.....................................................                               4,300
  Notes payable to a government agency, interest at 2%, payable with principal monthly through April 2012, collateralized in a second position on the
    Company's Philadelphia facility...........................................                               2,154
  Note payable to a government agency, interest at 0.5% payable monthly beginning April 1999 through October 2005, principal and interest payable in equal monthly installments from November 2005 through April 2010, collateralized in a shared third position on the Company's Philadelphia
    facility..................................................................                               1,000
  Notes payable to a government agency, interest at 5.25% payable monthly with principal through February 2012, collateralized in a shared third position
    on the Company's Philadelphia facility....................................                                 747
Capital lease obligations payable in varying monthly installments through
  2019, collateralized by buildings and equipment with a net book value of
  $4,129,000, $6,209,000 and $6,042,000, at September 30, 1995, 1996 and March
  31, 1997, respectively......................................................  $    4,107  $    6,315       6,154
Debt retired in connection with financing obtained for the Quality Foods acquisition:
  Senior notes payable and revolving loan payable, interest at commercial paper rate (5.0% and 5.5% at September 30, 1995 and 1996, respectively)
    plus 4.25%................................................................       5,886       7,668      --
  Senior note payable, interest at the greater of 12% or the commercial paper rate plus 8%, net of unamortized discount of $390,000 and $234,000 at
    September 30, 1995 and 1996, respectively.................................       2,610       2,766      --
  Subordinated notes payable, interest at 10%.................................       5,694       5,294      --
                                                                                ----------  ----------  ----------
Total.........................................................................      18,297      22,043     139,855
Less current portion..........................................................      (2,310)     (3,665)     (1,991)
                                                                                ----------  ----------  ----------
Long-term debt................................................................  $   15,987  $   18,378  $  137,864
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                        CFP GROUP, INC. AND SUBSIDIARIES

7. LONG-TERM OBLIGATIONS (CONTINUED)
    The senior notes payable are senior unsecured obligations that rank PARI PASSU in the right of payment with all other existing and future senior debt of the Company. The senior notes payable provide limitations on the sale or transfer of the Company's subsidiaries and also provide for the holders of the notes to require the Company to purchase the notes upon a change in control of the Company. The senior notes payable contain certain financial covenants including limitations on incurring additional debt, payments to stockholders, capital stock transactions and transactions with affiliates. At March 31, 1997, no amounts were available for dividend payments. The Company may redeem the notes prior to maturity subject to certain redemption premiums. The senior notes payable are obligations of CFP Holdings and are jointly and severally, and unconditionally guaranteed in full by CFP Group and each of CFP Holdings' subsidiaries. The Company has filed a registration statement with the Securities and Exchange Commission for the purpose of registering new notes ("New Notes") that will be exchanged for the Company's outstanding senior notes. The New Notes are expected to have similar terms as the existing senior notes. In the event that the registration statement relating to the New Notes is not effective by dates specified, the interest rate on the senior notes could increase up to 1.5%.

    The Company has entered into a bank credit agreement for a revolving note payable and a term loan payable ("Bank Debt"). Maximum borrowings under the revolving loan payable are $20.0 million subject to a borrowing base. Available borrowings at March 31, 1997 were $9.9 million. The revolving loan payable also provides for standby letters of credit of up to $3.0 million and for the reduction of available borrowings equal to the amount outstanding under the revenue bond payable. The Bank Debt is collaterialized by substantially all of the Company's assets and is guaranteed jointly and severally, and unconditionally in full by each of the Company's subsidairies. The bank credit agreement provides for the maintenance of certain financial ratios and other financial covenants and also includes limitations on capital expenditures, incurrance of additional debt, payment of dividends, capital stock transactions and asset dispositions. At March 31, 1997, no amounts were available for dividend payments. The interest rates for the revolving loan payable and term loan are reduced when the Company achieves certain leverage ratios.

    The revenue bond payable provides for monthly escrow deposits in amounts sufficient to fund annual sinking fund requirements. Mandatory sinking fund redemptions are required each December 1 through final redemption in 2014. The bonds are supported by an irrevocable letter of credit which is backed by a guarantee provided by a commercial lender. The letter of credit and guarantee are collateralized by a first priority lien on the Company's Philadelphia real property. The commercial lender also has a lien on certain production equipment owned by the Company.

    One of the notes payable to a government agency requires that the Company obtain a letter of credit for $750,000.

    One of the subordinated notes payable was issued in connection with the acquisition of the assets of Best Western Foods, Inc. The note provided for a reduction in the principal balance at certain annual measurement dates if the number of customer facilities serviced decreased. The Company recorded the liability associated with this debt only when the number of customer facilities serviced became certain. Accordingly, the Company recorded a liability of $994,000 at March 31, 1994 with a corresponding increase in covenants not to compete.

    In connection with a loan agreement and a capital lease, the Company issued warrants, which contained antidilution provisions, to purchase 2,700 and 412 shares, respectively of common stock at $0.01 per share. The stock warrant purchase obligations were initially recorded at their estimated fair value at

                        CFP GROUP, INC. AND SUBSIDIARIES

7. LONG-TERM OBLIGATIONS (CONTINUED)
the date of issuance. Adjustments to the carrying value of the stock warrants purchase obligations to the estimated redemption price were recognized during the period from the date of issuance to the earliest put date of the warrants. During the years ended September 30, 1994 and 1995 no adjustments to the carrying value of the stock warrant purchase obligations were required. As of September 30, 1996, the Company had increased the carrying value of the warrants from $899,000 to $1,516,000 with at corresponding charge to retained earnings of $617,000. During the six months ended March 31, 1997, the carrying value of the warrants were increased by $207,000 and the warrants were converted into 4,538 nonvoting shares of Class A common stock.

    As part of the acquisition of Quality Foods, the Company borrowed $76.0 million under term loans and $25.0 million under bridge notes. The bridge notes, $66.0 million of the term notes and certain other long-term obligations were repaid upon the issuance of the senior notes payable resulting in an extraordinary loss of $4.5 million. No income tax benefit was allocated to the extraordinary loss as the Company's income tax benefit was fully allocated to the loss from operations.

    Minimum principal payments of long-term obligations as of March 31, 1997 are as follows:

YEAR ENDING
MARCH 31,                                                                       (IN THOUSANDS)
------------------------------------------------------------------------------  --------------
1998..........................................................................    $    1,991
1999..........................................................................         2,234
2000..........................................................................         2,598
2001..........................................................................         2,621
2002..........................................................................         2,653
Thereafter....................................................................       127,758
                                                                                     -------
Total.........................................................................       139,855
                                                                                     -------
                                                                                     -------

8. RELATED PARTY TRANSACTIONS

    The Company had a sales brokerage agreement with a stockholder under which the stockholder was paid a specified commission based on sales of certain products to certain customers. The agreement was terminated in January 1996 for a fee of $4,996,000. Commission expense under this agreement was $1,536,000, $2,142,000 and $570,000 for the years ended September 30, 1994, 1995 and 1996, respectively. Upon termination of the sales brokerage agreement, the Company entered into a consulting agreement that provides for a one-year contract with an option to extend for one additional year. The consulting agreement provides for annual payments of $100,000 with an additional bonus of $100,000 at the discretion of the Company. During December 1996, the Company purchased 865 nonvoting Class A Common shares from this stockholder for $692,000.

    Effective December 31, 1996 the Company entered into a new management consulting agreement with an affiliate of a stockholder under which the Company is obligated to pay $600,000 per year plus expenses through December 2003, at which time the agreement is automatically extended annually, until terminated by the Company or the stockholder. Consulting expense under this and a preceeding agreement was $396,000, $393,000, $400,000 and $292,000, including reimbursed expenses, for the years ended September 30, 1994, 1995 and 1996 and the six months, ended March 31, 1997, respectively. The Company paid an investment banking fee of $750,000 to the same affiliate of a stockholder upon consummation of the Acquisition.

    The Company and certain of its shareholders have entered into a shareholder agreement that restricts the transfer or sale of the Company's stock. Among other provisions, the shareholder agreement provides for the right of first refusal upon sale of the stock in addition to providing for the election of certain directors of the Company.

                        CFP GROUP, INC. AND SUBSIDIARIES

8. RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company has entered into employment agreements with certain of its executive officers which expire at various dates through December 2001. Such agreements provided for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained and for the issuance of stock options. The aggregate commitment for future salaries and minimum bonuses at March 31, 1997, was approximately $4.0 million through December 2001.

9. REDEEMABLE PREFERRED STOCK

    In May 1993, the Company sold 4,000 shares of its $.01 par value Series A preferred stock for $1.0 million or $250 per share. Total redeemable Series A preferred stock authorized is 5,000 shares. Annual cash dividends range from 8% to 12% and are cumulative. The dividends were accrued using the interest method through the date of mandatory redemption.

    On November 22, 1995, the Company redeemed 472 shares of this preferred stock. The total redemption price was $143,000, which included $118,000 of principal and $25,000 in accrued dividends. On December 31, 1996, the Company redeemed the remaining outstanding shares of the redeemable preferred stock. The total redemption price was $1.2 million, which included $882,000 of principal and $325,000 in accrued dividends.

10. REDEEMABLE COMMON STOCK

    During December 1996, in connection with the execution of certain employment agreements (see Note 8) three management shareholders were granted the right to sell certain shares of common stock and shares to be issued upon the exercise of certain stock options, back to the Company. The management shareholders have the right to sell these shares upon the occurrence of certain employment related events, which include termination without cause, termination for nonrenewal of the employment agreement and involuntary termination. With respect to 3,011 shares of Redeemable Nonvoting-Class A common stock, the redemption price is determined by a formula specified in the agreement. With respect to 2,162 shares of Redeemable Nonvoting-Class B common stock, the redemption price is the fair value of shares or in certain circumstances the higher of the price paid for the stock or the fair value. The redemption amounts are payable in cash or, in certain circumstances, subordinated notes payable. With respect to the 3,011 shares, in certain circumstances, the Company has the right to purchase the stock from the management shareholder at a formula driven price as determined in the agreement.

    The redeemable common stock was initially recorded at its fair value at the date the common stock was issued. Adjustments to the carrying value of the redeemable common stock are recorded when the redemption value exceeds the carrying value. As of March 31, 1997, no increase in the carrying value was necessary.

11. STOCK OPTION PLAN

    In connection with the recapitalization, the Company assumed all obligations of CFP Holdings under the CFP Holdings Stock Option Plan. Under the Plan, which is administered by the Board of Directors, 11,586 shares of nonvoting common stock were reserved for the issuance of incentive stock options or nonqualified stock options to directors, employees and consultants of the Company. The price, terms and conditions of each issuance are determined based on the provisions of the plan. During the year ended September 30, 1995, 11,239 options were granted at an exercise price of $289 per share, of which 3,871 and 7,437 options were exercisable as of September 30, 1995 and 1996, respectively. In December 1996, 7,487

                        CFP GROUP, INC. AND SUBSIDIARIES

11. STOCK OPTION PLAN (CONTINUED)
options at $289 per share were exercised for nonvoting common stock. Thereafter, the Company repurchased 2,645 shares of these newly issued shares for $2.1 million less the exercise cost of $764,000 for net cash paid of $1,352,000 that was recorded as compensation expense. At March 31, 1997, a total of 3,752 unvested options at an exercise price of $289 per share expiring 2002, were outstanding.

    The Company has adopted the disclosure-only provision of SFAS 123, "Accounting for Stock-Based Compensation." The estimated fair value of options granted during 1995 pursuant to SFAS 123 was $664,000. Had compensation cost for the Company's stock option plan been determined based on their fair value at the date of grant consistent with the provisions of SFAS 123, the Company's pro-forma net income (loss) would have been $1.0 million, $(1.3) million, and $(8.0) million for the years ended September 30, 1995 and 1996, and for the six months ended March 31, 1997, respectively. The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield and volatility of zero, a risk free interest rate of 6.28% and expected option lives of 3.7 years.

    In connection with employment agreements entered into with certain management stockholders, upon the adoption of a 1997 stock option plan, the Company has agreed to grant to these management shareholders options to purchase Class B nonvoting common stock equal to a total of 2.5% of the issued and outstanding shares of common stock of the Company.

12. INCOME TAXES

    The provision (benefit) for income taxes consisted of the following:

                                                                  SEPTEMBER 30,            MARCH 31,
                                                         -------------------------------  -----------
                                                           1994       1995       1996        1997
                                                         ---------  ---------  ---------  -----------
                                                                        (IN THOUSANDS)
Current:
  Federal..............................................  $     358  $   1,092  $    (401)
  State................................................         90        268          2   $       5
                                                         ---------  ---------  ---------       -----
                                                               448      1,360       (399)          5
                                                         ---------  ---------  ---------       -----
Deferred:
  Federal..............................................        286       (135)        39        (427)
  State................................................        117        (36)       (49)       (119)
                                                         ---------  ---------  ---------       -----
                                                               403       (171)       (10)       (546)
                                                         ---------  ---------  ---------       -----
  Total provision (benefit)............................  $     851  $   1,189  $    (409)  $    (541)
                                                         ---------  ---------  ---------       -----
                                                         ---------  ---------  ---------       -----

                        CFP GROUP, INC. AND SUBSIDIARIES

12. INCOME TAXES (CONTINUED)
    The major elements contributing to the difference between the federal statutory income tax rate and the effective income tax rate relating to income
(loss) before income taxes and extraordinary item are as follows:

                                                            SEPTEMBER 30,            MARCH 31,
                                                   -------------------------------  -----------
                                                     1994       1995       1996        1997
                                                   ---------  ---------  ---------  -----------
Statutory rate...................................       35.0%      35.0%     (35.0)%      (35.0 )%
Officer's life insurance and other nondeductible
  expenses.......................................        2.2        1.8        4.0         0.7
Goodwill amortization............................        5.3        4.3        6.4         1.2
State taxes, net.................................        7.2        9.6       (1.6)        1.9
Valuation allowance..............................                                         17.3
                                                   ---------  ---------  ---------  -----------
Effective tax rate...............................       49.7%      50.7%     (26.2)%      (13.9 )%
                                                   ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  -----------

                                                            SEPTEMBER 30,       MARCH 31,
                                                         --------------------  -----------
                                                           1995       1996        1997
                                                         ---------  ---------  -----------

                                                                  (IN THOUSANDS)
Deferred income tax assets:
  Federal net operating loss carryforwards.............                         $   2,894
  State taxes..........................................  $      53  $      26      --
  Accrued vacation.....................................         29         39         114
  Expense accruals.....................................         12         21          38
  State net operating loss carryforwards...............     --             43         627
  AMT credit carryforward..............................     --            189         126
  Valuation allowances.................................     --         --          (3,149)
                                                         ---------  ---------  -----------
                                                         $      94  $     318   $     650
                                                         ---------  ---------  -----------
                                                         ---------  ---------  -----------
Deferred income tax liabilities:
  Depreciation and amortization........................  $     555  $     681   $     405
  Prepaid expenses.....................................         53         51         101
  Other................................................         41        131         144
                                                         ---------  ---------  -----------
                                                         $     649  $     863   $     650
                                                         ---------  ---------  -----------
                                                         ---------  ---------  -----------

    At March 31, 1997, the Company has federal net operating loss carryforwards of $8.2 million that are available ratably over the next six fiscal years and that expire in 2012. At March 31, 1997, the Company has various state operating loss carryforwards aggregating $6.8 million that expire in 2002 through 2017.

    During the six months ended March 31, 1997, the Company established a valuation allowance equal to the net deferred tax asset of $3.1 million.

                        CFP GROUP, INC. AND SUBSIDIARIES

13. COMMITMENTS

    The Company leases its facilities and certain equipment under both capital and noncancelable operating leases that expire through November 2019. Rent expense under operating leases totaled $652,000, $618,000, $618,000, and $444,000 for the years ended September 30, 1994, 1995 and 1996, and the six months ended March 31, 1997 respectively. Certain of the leases require the payment of related property taxes, insurance, maintenance and other costs.

    Minimum future lease payments under both capital and operating leases, together with the present value of the net minimum lease payments under capital leases as of March 31, 1997, are summarized as follows:

YEAR ENDING                                                               CAPITAL     OPERATING
MARCH 31                                                                   LEASES      LEASES
-----------------------------------------------------------------------  ----------  -----------
                                                                             (IN THOUSANDS)
1998...................................................................  $    1,151   $     839
1999...................................................................       1,104         656
2000...................................................................       1,037         576
2001...................................................................         841         555
2002...................................................................         841         468
Thereafter.............................................................      15,267         423
                                                                         ----------  -----------
Total minimum lease payments...........................................      20,241   $   3,517
                                                                                     -----------
                                                                                     -----------
Amount representing interest...........................................     (14,087)
                                                                         ----------
Present value of net minimum lease payments............................  $    6,154
                                                                         ----------
                                                                         ----------

14. BENEFIT PLAN

    One of the Company's subsidiaries has a defined contribution profit-sharing salary reduction plan covering substantially all of its employees not otherwise covered under a collective bargaining agreement. Company contribution to the profit-sharing plan are determined by the board of directors and are a percentage of each participant's compensation. Benefit plan expense recorded by the Company was $29,000 for the six months ended March 31, 1997.

15 . SUMMARIZED FINANCIAL INFORMATION

    The full financial statements of each of the other co-guarantors of the senior notes payable (see Note 7) have not been provided because the Company's management believes that the presentation of full

                        CFP GROUP, INC. AND SUBSIDIARIES

15 . SUMMARIZED FINANCIAL INFORMATION (CONTINUED) financial statements is not material to investors. Summarized financial information of CFP Group, Inc. and CFP Holdings, Inc. as of March 31, 1997 and for the six months ended March 31, 1997 was as follows:

                                                                                                       CFP GROUP,
                                                       CFP HOLDINGS INC.  CFP GROUP,                      INC.
                                                         CONSOLIDATED        INC.      ELIMINATIONS   CONSOLIDATED
                                                       -----------------  -----------  -------------  ------------
                                                                             MARCH 31, 1997
                                                       -----------------------------------------------------------

Total current assets.................................      $  26,724                                   $   26,724

Total non-current assets.............................        106,098                                      106,098

Investment in subsidiary.............................         --           $   1,828     $  (1,828)        --
                                                            --------      -----------  -------------  ------------

Total................................................      $ 132,822       $   1,828     $  (1,828)    $  132,822
                                                            --------      -----------  -------------  ------------
                                                            --------      -----------  -------------  ------------

Total current liabilities............................      $  12,022                                   $   12,022
                                                            --------                                  ------------

Total non-current liabilities........................        137,864                                      137,864
                                                            --------                                  ------------

Intercompany payable (receivable)....................        (18,892)      $  18,892                       --
                                                            --------      -----------                 ------------

Redeemable preferred stock...........................          1,228          --         $  (1,228)        --
                                                            --------      -----------  -------------  ------------

Common stock subject to redemption...................         --               2,319        --              2,319
                                                            --------      -----------  -------------  ------------

Stockholder's equity (deficiency)

  Voting common stock................................          3,196           3,196        (3,196)         3,196

  Nonvoting common stock.............................          6,655           3,009        (6,655)         3,009

  Stockholders notes receivable......................         --                (337)       --               (337)

  Retained earnings (accumulated deficit)............         (9,251)        (25,251)        9,251        (25,251)
                                                            --------      -----------  -------------  ------------

    Total stockholders' equity (deficiency)..........            600         (19,383)         (600)       (19,383)
                                                            --------      -----------  -------------  ------------

Total................................................      $ 132,822       $   1,828     $  (1,828)    $  132,822
                                                            --------      -----------  -------------  ------------
                                                            --------      -----------  -------------  ------------

                                                                                                       CFP GROUP,
                                                       CFP HOLDINGS INC.  CFP GROUP,                      INC.
                                                         CONSOLIDATED        INC.      ELIMINATIONS   CONSOLIDATED
                                                       -----------------  -----------  -------------  ------------
                                                                     SIX MONTHS ENDED MARCH 31, 1997
                                                       -----------------------------------------------------------
Sales................................................      $  60,529                                   $   60,529
Cost of sales........................................         52,276                                       52,276
                                                            --------                                  ------------
Gross profit.........................................          8,253                                        8,253
Selling, general and administrative expenses.........          7,474                                        7,474
                                                            --------                                  ------------
  Income from operations                                         779                                          779
Equity in loss of subsidiary                                  --           $  (7,850)    $   7,850         --
Interest expense.....................................          4,681          --            --              4,681
                                                            --------      -----------  -------------  ------------
  (Loss) income before income taxes and extraordinary
    item.............................................         (3,902)         (7,850)        7,850         (3,902)
Benefit for income taxes                                        (541)         --            --               (541)
Loss (income) before extraordinary item..............         (3,361)         (7,850)        7,850         (3,361)
Extraordinary loss on early extinguishment of debt...         (4,489)         --            --             (4,489)
                                                            --------      -----------  -------------  ------------
  Net (loss) income..................................      $  (7,850)      $  (7,850)    $   7,850     $   (7,850)
                                                            --------      -----------  -------------  ------------
                                                            --------      -----------  -------------  ------------

                          INDEPENDENT AUDITORS' REPORT

The Partners
Quality Foods, L.P.:

    We have audited the accompanying balance sheet of Quality Foods, L.P. ("Quality Foods") as of December 31, 1996, and the related statements of operations, partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Quality Foods' management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quality Foods as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California

February 14, 1997

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Quality Foods, L.P.

    We have audited the accompanying balance sheet of Quality Foods, L.P. as of December 31, 1995, and the related statements of operations, partners' capital, and cash flows for each of the two years in the period ended December 31, 1995. Our audits also included the financial statement schedule listed in the Index at
Item 21(b). These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quality Foods, L.P. at December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP

Philadelphia, PA

February 12, 1996

                              QUALITY FOODS, L.P.

                                 BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                              1995        1996
                                                                                            ---------  -----------

                                                                                                (IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash....................................................................................  $     105   $     390
  Accounts receivable, net of allowance for doubtful accounts of $35,000 and $50,000 at
    December 31, 1995 and 1996, respectively..............................................      5,944       5,892
  Inventory...............................................................................      9,689       7,727
  Prepaid expenses and other current assets...............................................        991       1,547
                                                                                            ---------  -----------
Total current assets......................................................................     16,729      15,556

Property, plant, and equipment, net.......................................................      8,772      15,395
Construction funds........................................................................      2,649          15
Intangible and other assets...............................................................      5,664       4,626
                                                                                            ---------  -----------
Total assets..............................................................................  $  33,814   $  35,592
                                                                                            ---------  -----------
                                                                                            ---------  -----------
                                        LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Revolving line of credit................................................................  $   5,146   $  --
  Current portion of long-term debt.......................................................      2,850         189
  Accounts payable........................................................................      3,521       6,392
  Accrued expenses........................................................................      1,180         535
                                                                                            ---------  -----------
Total current liabilities.................................................................     12,697       7,116

Long-term debt............................................................................     12,229       5,539
Advances from CFP Holdings, Inc. .........................................................     --          15,677

Partners' capital:
  General partners........................................................................         90          73
  Limited partners........................................................................      8,798       7,187
                                                                                            ---------  -----------
Total partners' capital...................................................................      8,888       7,260
                                                                                            ---------  -----------
Total liabilities and partners' capital...................................................  $  33,814   $  35,592
                                                                                            ---------  -----------
                                                                                            ---------  -----------

              See accompanying notes to the financial statements.

                              QUALITY FOODS, L.P.

                            STATEMENTS OF OPERATIONS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------

                                                                                           (IN THOUSANDS)
Net sales........................................................................  $  84,817  $  84,694  $  90,582
Cost of sales....................................................................     72,162     67,930     71,448
                                                                                   ---------  ---------  ---------
Gross profit.....................................................................     12,655     16,764     19,134
Operating expenses...............................................................      6,887      6,926      7,519
Acquisition costs................................................................         --         --      3,088
Facility start-up and relocation expense.........................................         --         --      1,628
                                                                                   ---------  ---------  ---------
  Income from operations.........................................................      5,768      9,838      6,899
Interest expense.................................................................      2,616      2,129      1,871
                                                                                   ---------  ---------  ---------
  Income before extraordinary item...............................................      3,152      7,709      5,028
Extraordinary loss on early extinguishment of debt...............................      1,771        130        546
                                                                                   ---------  ---------  ---------
  Net income.....................................................................      1,381      7,579      4,482
Pro forma provision for income taxes.............................................        553      3,032      1,793
                                                                                   ---------  ---------  ---------
Pro forma net income.............................................................  $     828  $   4,547  $   2,689
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

              See accompanying notes to the financial statements.

                              QUALITY FOODS, L.P.

                        STATEMENTS OF PARTNERS' CAPITAL

                                                                                      GENERAL     LIMITED
                                                                                     PARTNERS    PARTNERS     TOTAL
                                                                                    -----------  ---------  ---------
                                                                                             (IN THOUSANDS)
Partners' capital--January 1, 1994................................................   $      26   $   2,891  $   2,917
  Net income......................................................................          17       1,364      1,381
  Distributions...................................................................         (18)     (1,759)    (1,777)
                                                                                           ---   ---------  ---------
Partners' capital--December 31, 1994..............................................          25       2,496      2,521
  Net income......................................................................          77       7,502      7,579
  Distributions...................................................................         (12)     (1,200)    (1,212)
                                                                                           ---   ---------  ---------
Partners' capital--December 31, 1995..............................................          90       8,798      8,888
  Net income......................................................................          45       4,437      4,482
  Distributions...................................................................         (62)     (6,048)    (6,110)
                                                                                           ---   ---------  ---------
Partners' capital--December 31, 1996..............................................   $      73   $   7,187  $   7,260
                                                                                           ---   ---------  ---------
                                                                                           ---   ---------  ---------

              See accompanying notes to the financial statements.

                              QUALITY FOODS, L.P.

                            STATEMENTS OF CASH FLOWS

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1994       1995       1996
                                                                                    ---------  ---------  ---------

                                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income......................................................................  $   1,381  $   7,579  $   4,482
  Adjustments to reconcile income to net cash provided by operating activities:
      Depreciation and amortization...............................................      1,025      1,038      1,510
      Loss on disposal of equipment...............................................        130         37         14
      Extraordinary loss on early extinguishment of debt..........................      1,771        130        546
      Changes in operating assets and liabilities:
        Accounts receivable.......................................................       (353)      (366)        52
        Inventory.................................................................      1,823     (3,016)     1,962
        Prepaid expenses and other assets.........................................       (769)        55       (556)
        Accounts payable and accrued expenses.....................................       (459)       141      1,937
                                                                                    ---------  ---------  ---------
  Net cash provided by operating activities.......................................      4,549      5,598      9,947
                                                                                    ---------  ---------  ---------

INVESTING ACTIVITIES
  Purchases of and deposits on property, plant and equipment......................       (858)    (4,102)    (7,190)
  Change in investment of restricted bond proceeds................................     (4,419)     1,770      2,634
                                                                                    ---------  ---------  ---------
  Net cash used in investing activities...........................................     (5,277)    (2,332)    (4,556)
                                                                                    ---------  ---------  ---------

FINANCING ACTIVITIES
  Partners' distributions.........................................................     (1,777)    (1,212)    (6,110)
  Advances from CFP Holdings, Inc. ...............................................     --         --         15,677
  Proceeds from issuance of long-term debt........................................      9,500      5,150        750
  Payments of long-term debt......................................................     (4,607)    (5,681)   (10,101)
  Prepayment penalty on early extinguishment of debt..............................     (1,530)    --            (99)
  Debt issuance costs.............................................................       (448)      (255)       (77)
  Change in revolving line of credit..............................................       (450)    (1,381)    (5,146)
                                                                                    ---------  ---------  ---------
  Net cash provided by (used in) financing activities.............................        688     (3,379)    (5,106)
                                                                                    ---------  ---------  ---------
  Net (decrease) increase in cash.................................................        (40)      (113)       285
  Cash at beginning of period.....................................................        258        218        105
                                                                                    ---------  ---------  ---------
  Cash at end of period...........................................................  $     218  $     105  $     390
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest..........................................................  $   2,819  $   2,203  $   2,213
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

              See accompanying notes to the financial statements.

                              QUALITY FOODS, L.P.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

    Quality Foods, L.P. ("Quality Foods") is a manufacturer of pre-cooked and uncooked, thinly-sliced beef used primarily in "Philadelphia-style" steak sandwiches. It also supplies chicken products and lines of pre-cooked and uncooked meatballs and hamburger patties. No individual distributor handled more than 7% of net sales. Approximately 46% of net sales in each of the years ended December 31, 1994, 1995 and 1996 were ultimately purchased by retail units of an international franchising operation offering a menu of submarine sandwiches.

    Quality Foods was formed on May 13, 1992 by QF Acquisition Corp. ("QFAC") as managing general partner, an additional general partner, and four limited partners (the "Partners"). Operations of Quality Foods commenced July 22, 1992 when QFAC contributed operating assets and certain liabilities of William Cohen and Son Co., Inc. ("Cohen"), which it acquired on July 22, 1992.

    On December 31, 1996, CFP Holdings, Inc. ("Holdings") acquired substantially all of the limited partnership interests in Quality Foods. The remaining limited partnership interests that were owned by certain members of management of Quality Foods ("Rollover Interests") were exchanged for common stock of CFP Group, Inc., the parent of Holdings. Holdings also acquired all of the issued and outstanding capital stock of QFAC and the other general partner of Quality Foods. Immediately following the acquisition of all such partnership interests, CFP Group, Inc. contributed the Rollover Interests to Holdings. Holdings then contributed all of the partnership interests in Quality Foods to QFAC. Quality Foods was then terminated and QFAC became a wholly owned subsidiary of Holdings. The accompanying 1996 financial statements reflect the financial position and the results of operations through December 31, 1996 immediately prior to the transfer or exchange of share or partnership interests and include the reduction of debt and borrowings from Holdings.

    Quality Foods is not subject to federal or state income taxes; instead, any taxable income or loss is passed through to the partners and reported on their respective income tax returns. According to the terms of the partnership agreement, the partners are entitled to receive quarterly distributions from available funds for tax liabilities based upon taxable income. Income is allocated based upon the percentage interest owned by the partners and distributions are allocated based upon the partnership agreement. Pro forma provision for income taxes and pro forma net income reflect the pro forma effect of income taxes as if Quality Foods had been taxed as a corporation for all periods presented at a statutory rate of 40%. Included in pro forma income tax expense for the years ended December 31, 1994, 1995 and 1996 is an income tax benefit of $708,000, $52,000 and $218,000, respectively, relating to the extraordinary loss on the early extinguishment of debt.

2. ACCOUNTING POLICIES

    CREDIT RISK Financial instruments that subject Quality Foods to credit risk consist primarily of accounts receivable. Quality Foods performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. Quality Foods generally does not require its customers to post collateral or other security.

    INVENTORY Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out method.

    DEPRECIATION Property, plant, and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years.

                              QUALITY FOODS, L.P.

2. ACCOUNTING POLICIES (CONTINUED)
    INTANGIBLE AND LONG-LIVED ASSETS Quality Foods reviews the recoverability of intangible and long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, Quality Foods' policy is to record a writedown that is determined based on the difference between the carrying value of the asset and its estimated fair value.

    INTANGIBLE ASSETS Loan commitment fees and other costs associated with Quality Foods' financing have been capitalized and are being amortized over the term of the respective debt instrument. Costs associated with the organization of Quality Foods have been capitalized and are being amortized by the straight-line method over five years. The excess of the cost over fair market value of the assets acquired and from Cohen contributed to Quality Foods by QFAC and direct costs of the acquisition paid by Quality Foods are being amortized by the straight-line method over 15 years.

    REVENUE RECOGNITION Quality Foods recognizes revenue upon shipment of its product.

    FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of accounts receivable and accounts payable approximate fair value because of their short-term nature. The carrying amounts of the revolving line of credit and senior and subordinated notes payable approximate fair value because their interest rates are based upon rates currently available to Quality Foods for debt with similar terms and conditions.

    USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported to the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATIONS Certain reclassifications have been made to Quality Foods' financial statements for the years ended December 31, 1994 and 1995 to conform to the 1996 presentation.

3. INVENTORY

    Inventory consists of the following:

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1995       1996
                                                                                                 ---------  ---------
                                                                                                    (IN THOUSANDS)
Finished products..............................................................................  $   4,434  $   3,516
Work in process................................................................................      4,530      3,150
Meats and other ingredients....................................................................        445        810
Packaging and shipping materials...............................................................        280        251
                                                                                                 ---------  ---------
                                                                                                 $   9,689  $   7,727
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                              QUALITY FOODS, L.P.

4. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment consists of the following:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1996
                                                                                               ---------  ---------
                                                                                                  (IN THOUSANDS)
Land.........................................................................................  $      39  $     189
Buildings....................................................................................      2,094     11,150
Machinery and equipment......................................................................      3,330      5,764
Construction in progress.....................................................................      4,396        176
                                                                                               ---------  ---------
                                                                                                   9,859     17,279
Less accumulated depreciation................................................................     (1,087)    (1,884)
                                                                                               ---------  ---------
Property, plant, and equipment, net..........................................................  $   8,772  $  15,395
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    Interest earnings, net of expense on construction funds, of $8,000 was deferred in 1995. Quality Foods capitalized $161,000 of interest during the year ended December 31, 1996 in conjunction with its plant expansion.

    Outstanding accounts payable for construction in progress on the Philadelphia facility was $497,000 and $786,000 at December 31, 1995 and 1996, respectively.

5. INTANGIBLE ASSETS

    Intangible assets and other assets consist of the following:

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1995       1996
                                                                                                 ---------  ---------
                                                                                                    (IN THOUSANDS)
Deferred financing costs.......................................................................  $   1,165  $     242
Organization costs.............................................................................        257        257
Goodwill.......................................................................................      6,238      6,238
                                                                                                 ---------  ---------
                                                                                                     7,660      6,737
Less accumulated amortization..................................................................     (1,996)    (2,111)
                                                                                                 ---------  ---------
                                                                                                 $   5,664  $   4,626
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                              QUALITY FOODS, L.P.

6. CREDIT AND DEBT AGREEMENTS

    Long term debt consists of the following at December 31:

                                                                                                 1995       1996
                                                                                               ---------  ---------
                                                                                                  (IN THOUSANDS)
PEDFA taxable development revenue bonds, 1995 series D.......................................  $   4,400  $   4,300
MELF term loan...............................................................................     --            428
PIDC term loan...............................................................................        750      1,000
Term loans...................................................................................      4,083
Senior subordinated notes payable to former shareholders of Cohen............................      2,596     --
Junior subordinated note payable to a limited partner........................................      3,250     --
                                                                                               ---------  ---------
                                                                                                  15,079      5,728
Less current portion.........................................................................     (2,850)      (189)
                                                                                               ---------  ---------
Noncurrent portion of long-term debt.........................................................  $  12,229  $   5,539
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    On December 28, 1995, the Pennsylvania Economic Development Financing Authority ("PEDFA") issued $4,400,000 of taxable development revenue bonds (1995 series D) to refund all outstanding 1994 series B-9 tax exempt bonds. Unamortized deferred financing costs relating to the 1994 bonds were written off and are reported as extraordinary charge of $130,000 in 1995. Quality Foods is obligated to pay all costs of these bond issues pursuant to loan agreements with PEDFA. Bond proceeds are held by PEDFA's bank trustee for release to Quality Foods upon submission of documentation evidencing qualifying expenditures to acquire, construct and equip the Philadelphia Facility.

    Interest on the bonds is determined weekly by PEDFA's remarketing agent (5.8% at December 31, 1995 and 1996), subject to a maximum rate of 18%. Interest is paid monthly and monthly escrow deposits are required in amounts sufficient to fund annual sinking fund requirements. Mandatory sinking fund redemptions are required each December 1 continuing through final redemption in 2014. The bonds are supported by an irrevocable bank letter of credit which is backed by a guarantee provided by a commercial lender. The letter of credit and guarantee are secured by a mortgage creating a first priority lien on the Philadelphia real property subject to a reimbursement agreement between PEDFA's letter of credit bank and a commercial lender. Quality Foods pays annual fees of .5% and 1.5% for the letter of credit and guarantee, respectively.

    The Pennsylvania Department of Commerce has loaned Quality Foods $500,000 for production equipment installed at the Philadelphia facility through its Machinery and Equipment Loan Fund program ("MELF"). The loan bears interest at 2% and will mature within a 5-year term. The loan is secured by a perfected pari passu first lien security interest on program equipment shared with Quality Foods' former commercial lender.

    The Philadelphia Industrial Development Corporation ("PIDC") has committed to lend Quality Foods up to $1,750,000 in two loans of $1,000,000 and $750,000, respectively. The $1,000,000 loan has been drawn and is outstanding as of December 31, 1996 and bears interest at 0.5% with no payments for the first 24 months following final disbursement, interest only payments for months 25 through 102 and level monthly payments of principal and interest for months 103 through 180. The $750,000 commitment will convert into a term loan that is repayable in 180 equal monthly installments of principal and interest at 5.25%. Both loans will be secured by a mortgage representing a third priority lien on the Philadelphia property.

                              QUALITY FOODS, L.P.

6. CREDIT AND DEBT AGREEMENTS (CONTINUED)
    The Pennsylvania Industrial Development Authority ("PIDA") has committed to lend Quality Foods up to $1,750,000 at 2% with a term of 15 years which will be secured by a mortgage creating a second priority lien on the Philadelphia real property. The loan proceeds will be used to reduce other debt then outstanding.

    On December 31, 1996, Quality foods retired the 12% senior subordinated notes payable to former shareholders of Cohen, the 13% junior subordinated note payable to a limited partner and the term loans and a revolving line of credit with its former commercial lender. Quality Foods paid prepayment premiums of $99,000 and wrote off $447,000 of related unamortized deferred financing costs which are reported as an extraordinary charge. Interest on the revolving line of credit and term loans was charged at a floating rate of .75% over the lender's prime rate, at fixed rates of 2.5% over LIBOR for contract periods of 30, 60, 90 or 180 days duration as chosen by Quality Foods, or at a combination of the floating and fixed rates.

    In 1994, Quality Foods replaced senior term debt, incurred a prepayment premium of $1,530,000 and wrote off related unamortized financing costs of $241,000 which are reported as an extraordinary charge.

    The aggregate scheduled principal maturities for long-term debt are as follows at December 31, 1996: 1997, $189,000; 1998, $199,000; 1999, $201,000;
2000, $303,000; 2001, $234,000; and thereafter $4,600,000.

7. PENSION PLAN

    Quality Foods has a defined contribution profit-sharing salary reduction plan covering substantially all employees not otherwise covered under a collective bargaining agreement. Profit-sharing plan contributions are determined by QFAC and are a percentage of each participant's compensation. Contribution expense was approximately $65,000 in 1994, $77,000 in 1995 and $89,000 in 1996.

8. OTHER COSTS

    Quality Foods incurred $3,088,000 of costs in connection with its acquisition by CFP Holdings (see note 1). Facility start-up and relocation expenses of $1,628,000 relate to the consolidation of three manufacturing and administrative facilities into one in facility in Philadelphia.

9. COMMITMENTS AND CONTINGENCIES

    Quality Foods leases certain equipment and real estate under noncancelable operating leases that expire in various years through 2002. Rent expense was approximately $533,000 in 1994, $650,000 in 1995 and $619,000 in 1996.

    The following is a schedule of future minimum lease payments as of December 31, 1996:

                                                                                (IN THOUSANDS)
1997........................................................................       $     387
1998........................................................................             263
1999........................................................................             212
2000........................................................................             166
2001........................................................................             131
Thereafter..................................................................              87

    Quality Foods pays a management fee to an affiliate of one of its partners. Management fee expense was $250,000, $206,000 and $210,000 for the years ended December 31, 1994, 1995, and 1996, respectively.

                              QUALITY FOODS, L.P.

10. ADVANCES FROM CFP HOLDINGS, INC.

    On December 31, 1996, Holdings had advanced to Quality Foods a total of $16,683,000 to pay certain debt and acquisition related expenses. In addition, Quality Foods paid certain costs amounting to $1,006,000 on behalf of Holdings.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE INITIAL PURCHASES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................         ii
Prospectus Summary.............................          1
Risk Factors...................................         19
The Exchange Offer.............................         26
The Quality Foods Acquisition..................         35
Use of Proceeds................................         36
Capitalization.................................         37
Unaudited Pro Forma Condensed Combined
  Statement of Operations......................         39
Selected Historical Financial Data
  of Quality Foods.............................         43
Selected Historical Financial Data
  of CFP Group.................................         45
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         47
Business.......................................         55
Management.....................................         63
Principal Stockholders....................... .         70
Certain Transactions...........................         72
Description of Bank Credit Agreement...........         74
Description of Notes...........................         76
Certain Federal Income Tax Considerations......        100
Plan of Distribution...........................        103
Legal Matters..................................        103
Experts........................................        104
Index to Financial Statements..................        F-1

                               CFP HOLDINGS, INC.

                                  $115,000,000
                       11 5/8% SERIES B SENIOR GUARANTEED
                                 NOTES DUE 2004

                               -----------------

                                   PROSPECTUS
                               -----------------

                                  JULY 7, 1997

--------------------------------------------------------------------------------
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